Exhibit 99.1

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022 (RESTATED)

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2022 (RESTATED)

CONTENTS	Pages

Independent auditor’s report

Consolidated statement of financial position	11

Consolidated statement of income	12 - 13

Consolidated statement of comprehensive income	14

Consolidated statement of changes in equity	15 - 16

Consolidated statement of cash flows	17 - 20

Notes to the consolidated financial statements	21 – 190

US$	= United States dollar
S/	= Sol
Bs	= Boliviano
$	= Colombian peso
¥	= Yen

Tanaka, Valdivia & Asociados Sociedad Civil de R. L

Report of the Independent Auditors

To the Shareholders and Directors of Credicorp Ltd. and Subsidiaries

Opinion

We have audited the consolidated financial statements of Credicorp Ltd. and Subsidiaries (hereinafter “the Group”), which comprise the consolidated statement of financial position as of December 31, 2023, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended; as well as the explanatory notes to the consolidated financial statements, which include a summary of material accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023, as well as its consolidated financial performance and cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board.

Basis for opinion

We conduct our audit in accordance with the International Standards on Auditing (ISAs) approved for application in Peru by the Board of Deans of Associations of Public Accountants of Peru. Our responsibilities under these standards are described in more detail in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Ethics for Accounting Professionals of the International Ethical Standards Council for Accountants (IESBA Code) together with the ethical requirements that are relevant to our audit of the financial statements in Peru, and we have complied with our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained provides a sufficient and adequate basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of the greatest importance in the audit of the financial statements for the current period. These matters were addressed in the context of the audit of the financial statements as a whole, and in forming our opinion thereon; so we do not provide a separate opinion on these matters. Based on the above, below is how each key issue was addressed during our audit.

Lima	Lima II	Arequipa	Trujillo
Av. Víctor Andrés	Av. Jorge Basadre 330	Av. Bolognesi 407	Av. El Golf 591 Urb. Del Golf III
Belaunde 171	San Isidro	Yanahuara	Victor Larco Herrera 13009,
San Isidro	Tel: +51 (1) 411 4444	Tel: +51 (54) 484 470	Sede Miguel Ángel Ouijano Doig
Tel: +51 (1) 411 4444			La Libertad
Tel: +51 (44) 608 830

Inscrita en la partida 11396556 del Registro de Personas Juridicas de Lima y Callao
Miembro de Ernst & Young Global

Report of the Independent Auditors (continue)

We have complied with the responsibilities described in Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to the risks of material misstatement assessed in the consolidated financial statements. The results of the audit procedures, including the procedures undertaken to address the matters mentioned below, form the basis for the audit opinion on the accompanying consolidated financial statements.

Key Audit Matters	Audit Response
Information Technology (IT) Environment

The Group’s information technology (IT) environment consists of an infrastructure of a large number of key systems for the processing of its operations, accounting records and preparation of its consolidated financial statements. In addition, the Group’s Management has designed a series of automatic controls, interfaces between the systems and executed calculations of the applications; with the aim of ensuring the completeness and accuracy of accounting records and accurate financial reports, and thus mitigating the potential risk of fraud or error.

In light of the above, we consider the information technology environment to be a key issue, as the Group depends on the efficient and continuous operation of IT applications as well as their automatic controls, so there is a risk that breaches in the IT control environment may result in accounting records being materially misstated.

With the support of our Information Technology (IT) specialists, our audit efforts focused on the key systems related to the processing of its operations, accounting records and preparation of the Group’s consolidated financial statements; performing the following procedures:

-     Evaluation of the Group’s IT governance framework.

-     Understanding of the control environment and identification of risks of IT processes.

-     Testing key controls over application and data access management, program changes and application development, and IT operations.

-     Testing of the design and operational effectiveness of the key automatic controls identified in the various relevant processes of the Group.

-     Testing of the design and operational effectiveness of applicable compensation controls.

Report of the Independent Auditors (continue)

Key Audit Matters	Audit Response
Provision for credit losses on loan portfolio

As described in notes 3(j), 7 and 30.1 of the Group’s consolidated financial statements, the measurement of expected credit loss is based primarily on the product of the probability of default (PD), the loss given the default (LGD), and the exposure at the time of default (EAD), discounted at the reporting date and considering the expected macroeconomic effects. The expected credit loss impairment model reflects the present value of all cash deficit events related to the default events, either (i) over the next twelve months or (ii) over the expected life of the loan depending on its impairment from inception.

Significant assumptions and judgments considered by the Group, with respect to the estimation of the expected loss, include: (i) the probability of default, based on the debtor’s payment behavior and credit risk management based primarily on the Group’s internal rating and scoring models; (ii) the loss assigned for default, which is considered to determine the fair value of the guarantees and recoveries; (iii) the determination of the exposure balance at a future default date, which takes into account expected changes in exposure after the reporting date, including principal and interest repayments; (iv) forward-looking forecasts for multiple economic scenarios and the probability weighting of those scenarios; (v) the determination of when a loan has experienced a significant increase in credit risk; (vi) the individual analysis of corporate clients classified in phase 3, mainly considering the situation of the recoverability of the guarantees, analysis of financial statements and sector in which the debtor operates; (vii) the calculation of credit losses for 12 months and over the expected life of the credit agreement; and (viii) the application of the judgment specifically for the current situation of the El Niño phenomenon affecting our country.

We gained an understanding, evaluated the design and tested the operational effectiveness of the controls of the expected loss provision estimation process for the Group’s loan portfolio, which included the following procedures:

-     Evaluation of the methodology and criteria established for the calculation according to IFRS9.

-     Evaluation of the methodology and criteria related to the estimate made by the Group corresponding to the current situation of the El Niño phenomenon.

-     Evaluation of the significant models and assumptions established by the Group in the calculation, such as: PD, LGD, EAD, scores, rating and forward-looking information forecasts for multiple economic scenarios and the probability weighting of those scenarios.

-     Completeness and accuracy of the database in the Group’s systems.

-     Identification of impairment indicators and determination of significant changes in credit risk.

-     Individual analysis of corporate clients classified in phase 3.

-     Calculation of the expected loss estimate for the loan portfolio.

-     Review of disclosures included in the notes to the consolidated financial statements.

In addition, with the support of our specialists, we carried out detailed substantive procedures, which included:

-     Assessment that the methodology, assumptions and judgments used in the expected loss estimation models are consistent with the requirements of IFRS9 and the Group’s accounting policies.

-     Testing the completeness and accuracy of the data used in the calculation of the provision and, selectively, checking the main data against the source systems.

Report of the Independent Auditors (continue)

Key Audit Matters	Audit Response
In view of the above, we consider that the estimate of expected loss for the loan portfolio is a key audit matter, given that any change in assumptions and/or judgments could have material effects on the calculation of the provision. In addition, the determination of accounting figures requires the participation of specialists due to the inherent complexity of the models, assumptions, judgments, prospective nature of the key assumptions, and the interrelationship of critical variables in the measurement.

-     Comparison of the Group’s macroeconomic projections (forward-looking information) with publicly available information from independent sources.

-     Assessment of significant changes in credit risk triggers.

-     Evaluation of the estimate made by the Group related to the current situation of the El Niño phenomenon.

-     Evaluation of corporate clients classified in phase 3 that the Group analyzes individually.

-     Independently testing the calculation of the estimate of the provision of credits.

-     Assessment of adequate disclosure in the notes to the consolidated financial statements.

Estimation of liabilities for life insurance contracts under the general valuation model

As described in notes 3(f), 8 and 30.9 of the Group’s consolidated financial statements, the estimation of insurance contract liabilities is based primarily on: (i) review and identification of insurance contracts; (ii) grouping of insurance contracts; (iii) determination of the valuation models by product (general model or block construction - BBA, variable rate - VFA and the simplified model - PPA); (iv) definition of the discount rate; (v) calculation of the risk adjustment and (vi) calculation of the contractual service margin (CSM). The projections of cash inflows and outflows related to each portfolio of insurance contracts consider their probability of occurrence, and all cash flows that are within the contract limit are included.

We gained an understanding, evaluated the design, and tested the operational effectiveness of the controls of the valuation process of life insurance contracts under the overall model, which included the following procedures:

-     Review of the methodology and criteria established for calculation according to actuarial methods that are accepted under IFRS 17.

-     Evaluation of the actuarial models, assumptions and assumptions of general acceptance, established by the Group.

-     Review of the completeness and accuracy of the database used in the Group’s information systems to manage, calculate and raise awareness of these liabilities.

Report of the Independent Auditors (continue)

Key Audit Matters	Audit Response

To determine the assumptions and estimates, the Group relies on parameters derived from the experience of managing its portfolio. However, existing circumstances and assumptions about future developments could change due to changes in the market or circumstances beyond the Group’s control. The parameters are kept up to date to reflect such changes in assumptions where necessary. In addition, the Group re-evaluates the CSM each period considering the experience that the Group has had. The parameters used to estimate estimated future cash flows is a comparison between actual rates and estimated rates and the following assumptions are evaluated: mortality, longevity, disability, expenses, and falls.

Considering the above, we consider insurance liabilities to be a key audit matter, as any changes in assumptions and data could have material effects on the valuation of liabilities; In addition, the determination of accounting figures is complex and requires the involvement of specialists due to actuarial models.

-     Review of the correct allocation of discount rates for the calculation of liabilities for life insurance contracts.

-     Review of the calculation of the liability valuation estimate.

-     Review of disclosures included in the notes to the consolidated financial statements.

In addition, with the support of our actuarial specialists, we carried out detailed substantive procedures, which included:

-     Assessment that the methodology defined by the Group on actuarial models and assumptions is consistent with the application of IFRS 17.

-     Independent evaluation of the actuarial model and assumptions used in the calculation.

-     Proof of the completeness and accuracy of the policy data used, as well as the variables used in the calculation.

-     Evaluation of the proper determination of the discount rate used in the calculations.

-     Reconciliation of the discount rates charged to the application, where the calculations are determined, comparing them with those defined by the risk area.

-     Proof, independently, of the calculation made by the Group.

-     Evaluation of the appropriate movement of liabilities considering changes in actuarial assumptions at the end of the year.

-     Evaluation of the sensitivity of changes in certain variables in the determination of these liabilities.

-     Assessment of the adequacy of disclosures in the notes to the consolidated financial statements.

Report of the Independent Auditors (continue)

Other Matter

As described in Note 3(b) to the consolidated financial statements as of and for the year ended December 31, 2022, which are presented for comparative purposes, they have been restated due to the initial implementation of IFRS 17, Insurance Contracts. These restated consolidated financial statements, including their opening balance as of January 1, 2022, as well as the respective adjustments related to the retroactive effect of the implementation of IFRS 17 on those financial statements, were audited by other independent auditors, who expressed an unchanged opinion.

Other information included in the Group’s 2023 Annual Report

Other information consists of the information included in the Annual Report, other than the consolidated financial statements and our audit report thereon. Management is responsible for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge gained in the audit or whether it otherwise appears to be materially misstated. If, based on the work we have done, we conclude that there is a material error in this other information, we are obliged to report that fact. We have nothing to report in this regard.

Responsibilities of the Group’s management and those charged with corporate governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Management is responsible for assessing the Group’s ability to continue as a going concern, disclosing as appropriate matters relating to the going concern and using the going concern’s accounting basis, unless Management intends to liquidate the Group or cease operations, or have no realistic alternative to doing so.

Report of the Independent Auditors (continue)

Those responsible for the Group’s corporate governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance as to whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but it does not guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements may arise due to fraud or error and are considered material if, individually or cumulatively, you could reasonably expect them to influence the economic decisions that users make based on the consolidated financial statements.

As part of an audit in accordance with the International Standards on Auditing (ISAs) approved for application in Peru by the Board of Deans of Associations of Public Accountants of Peru, we exercise professional judgment and maintain professional skepticism throughout the audit. Also:

-	We identify and evaluate the risks of material misstatement in the consolidated financial statements, whether due to fraud or error, design and execute audit procedures that respond to those risks, and obtain audit evidence that is sufficient and appropriate to provide us with a basis for our opinion. The risk of not detecting a material misstatement due to fraud is greater than that resulting from an error, as fraud may involve collusion, falsification, intentional omissions, misrepresentations, or overstepping the internal control system.
-	We obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
-	We evaluate the adequacy of the accounting policies used, the reasonableness of the accounting estimates and the respective disclosures made by management.
-	We conclude on the adequacy of Management’s use of the going concern accounting basis and, based on the audit evidence obtained, whether there is material uncertainty related to events or conditions that may raise significant doubts about the Group’s ability to continue as a going concern. If we conclude that there is a material uncertainty, we are required to draw attention in our audit report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. The findings are based on the audit evidence obtained to date from our audit report. However, future events or conditions may cause the Group to cease to continue as a going concern.
-	We evaluate the overall presentation, structure, content of the consolidated financial statements, including disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves a fair presentation.

Report of the Independent Auditors (continue)

-	We obtained sufficient and adequate audit evidence in relation to the financial information of the entities or business activities that are part of the Group, in order to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and execution of the Group’s audit and therefore for our audit opinion.

We communicate to those charged for the Group’s corporate governance, among other matters, the planned scope and timing of the audit, the significant findings of the audit, as well as any significant internal control deficiencies identified in the course of the audit.

We also provide those charged for the Group’s corporate governance with a statement that we have complied with relevant ethical requirements in relation to independence and have communicated to them about all relationships and other matters that could reasonably affect our independence and, as appropriate, including the respective safeguards.

Among the matters that have been the subject of communication with those responsible for the Group’s corporate governance, we have identified those that have been of the greatest significance in the audit of the consolidated financial statements for the current period and, therefore, are the key audit matters. We have described such matters in our audit report unless legal or regulatory provisions prohibit public disclosure of the matter or, in extremely rare circumstances, we determine that a matter should not be disclosed in our report because it would reasonably be expected that the adverse consequences of doing so would outweigh the public interest benefits of the report.

Lima, Peru

February 29, 2024

Endorsed by:

Victor Tanaka

Partner-in-Charge

C.P.C.C. Registration No. 25613

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023, 2022 (RESTATED) AND JANUARY 01, 2022 (RESTATED)

	Note	As of December 31, 2023	As of December 31, 2022 (Restated) (*)	As of January 01, 2022 (Restated) (*)
		S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks:
Non-interest-bearing		7,952,371	7,286,624	6,925,332
Interest-bearing		25,978,577	26,897,216	32,395,408
	4	33,930,948	34,183,840	39,320,740

Cash collateral, reverse repurchase agreements and securities borrowing	5(a)	1,410,647	1,101,856	1,766,948

Investments:

At fair value through profit or loss	6(a)	4,982,661	4,199,334	5,928,538

At fair value through other comprehensive income		32,774,078	29,678,061	34,440,091
At fair value through other comprehensive income pledged as collateral		4,269,862	1,108,100	318,352
	6(b)	37,043,940	30,786,161	34,758,443

Amortized cost		7,924,830	6,905,201	4,411,592
Amortized cost pledged as collateral		2,264,097	3,540,528	3,853,967
	6(c)	10,188,927	10,445,729	8,265,559
Loans:	7
Loans		144,976,051	148,626,374	147,597,412
Allowance for loan losses		(8,277,916)	(7,872,402)	(8,477,308)
		136,698,135	140,753,972	139,120,104

Financial assets designated at fair value through profit or loss		810,932	768,801	987,082
Reinsurance contract assets	8(a)	872,046	744,008	812,466
Property, furniture and equipment, net	9	1,357,525	1,281,098	1,308,779
Due from customers on banker’s acceptances	7(b)	412,401	699,678	532,404
Intangible assets and goodwill, net	10	3,225,499	2,899,429	2,710,080
Right-of-use assets, net	11(a)	499,715	543,833	586,417
Deferred tax assets, net	17(c)	1,182,195	1,134,747	1,146,468
Other assets	12	6,224,617	5,871,671	6,199,844
Total assets		238,840,188	235,414,157	243,443,872
	Note	As of December 31, 2023	As of December 31, 2022 (Restated) (*)	As of January 01, 2022 (Restated) (*)
		S/(000)	S/(000)	S/(000)
Liabilities

Deposits and obligations:
Non-interest-bearing		42,234,498	43,346,151	51,851,206
Interest-bearing		105,470,496	103,674,636	97,745,339
	13(a)	147,704,994	147,020,787	149,596,545

Payables from repurchase agreements and securities lending	5(b)	10,168,427	12,966,725	22,013,866
Due to banks and correspondents	14(a)	12,278,681	8,937,411	7,212,946
Due from customers on banker’s acceptances	3(o)	412,401	699,678	532,404
Lease liabilities	11(b)	512,579	578,074	655,294
Financial liabilities at fair value through profit or loss	3(z)	641,915	191,010	337,909
Insurance contract liability	8(b)	12,318,133	11,154,008	11,920,974
Bonds and notes issued	15	14,594,785	17,007,194	17,823,146
Deferred tax liabilities, net	17(c)	107,517	75,005	74,167
Other liabilities	12	6,993,691	7,189,052	6,444,097

Total liabilities		205,733,123	205,818,944	216,611,348

Equity	16

Equity attributable to Credicorp’s equity holders:

Capital stock		1,318,993	1,318,993	1,318,993
Treasury stock		(208,033)	(207,518)	(207,534)
Capital surplus		228,239	231,556	228,853
Reserves and others		26,548,361	23,383,454	21,768,421
Retained earnings		4,572,444	4,277,159	3,183,119
		32,460,004	29,003,644	26,291,852

Non-controlling interest		647,061	591,569	540,672

Total equity		33,107,065	29,595,213	26,832,524

Total liabilities and equity		238,840,188	235,414,157	243,443,872

(*) See note 3(b).

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 (RESTATED) AND 2021

			2022
	Note	2023	(Restated)	2021
		S/(000)	S/(000)	S/(000)

Interest and similar income	19	18,798,495	15,011,282	11,850,406
Interest and similar expenses	19	(5,860,523)	(3,919,664)	(2,490,802)
Net interest, similar income and expenses		12,937,972	11,091,618	9,359,604

Provision for gross credit losses on loan portfolio	7(c)	(3,957,143)	(2,158,555)	(1,558,951)
Recoveries of written-off loans		334,798	347,017	346,728
Provision for credit losses on loan portfolio, net of recoveries		(3,622,345)	(1,811,538)	(1,212,223)

Net interest, similar income and expenses, after provision for credit losses on loan portfolio		9,315,627	9,280,080	8,147,381

Other income
Commissions and fees	20	3,804,459	3,642,857	3,493,734
Net gain on foreign exchange transactions		886,126	1,084,151	922,917
Net gain on securities	21	425,144	5,468	28,650
Net gain on derivatives held for trading		53,665	65,187	221,064
Exchange difference result		45,778	387	(3,215)
Others	25	440,653	268,046	266,567
Total other income		5,655,825	5,066,096	4,929,717

Technical result of insurance
Insurance service result	22 (a)	1,602,421	1,302,347	–
Underwriting result	22 (a)	(391,321)	(460,899)	–
Net premiums earned	22 (g)	–	–	2,671,530
Net claims incurred for life, general and health insurance contracts	22 (h)	–	–	(2,341,917)
Acquisition cost		–	–	(333,334)
Total technical result of insurance		1,211,100	841,448	(3,721)

Other expenses
Salaries and employee benefits	23	(4,265,453)	(3,902,161)	(3,668,476)
Administrative expenses	24	(3,803,203)	(3,414,065)	(2,953,717)
Depreciation and amortization	9 and 10(a)	(511,174)	(485,207)	(521,967)
Impairment loss on goodwill	10(b)	(71,959)	–	–
Depreciation for right-of-use assets	11(a)	(147,833)	(151,282)	(161,287)
Others	25	(534,601)	(364,298)	(435,114)
Total other expenses		(9,334,223)	(8,317,013)	(7,740,561)

CONSOLIDATED STATEMENT OF INCOME (continued)

			2022
	Note	2023	(Restated)	2021
		S/(000)	S/(000)	S/(000)

Net result before income tax		6,848,329	6,870,611	5,332,816
Income tax	17(b)	(1,888,451)	(2,110,501)	(1,660,987)
Net result after income tax		4,959,878	4,760,110	3,671,829

Attributable to:
Credicorp’s equity holders		4,865,540	4,647,818	3,584,582
Non-controlling interest		94,338	112,292	87,247
		4,959,878	4,760,110	3,671,829

Net basic and dilutive earnings per share attributable to Credicorp’s equity holders (in soles):

Basic	26	61.22	58.44	45.09
Diluted	26	61.08	58.32	44.99

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 (RESTATED) AND 2021

		2023	2022	2021
			(Restated)
		S/(000)	S/(000)	S/(000)

Net profit for the year		4,959,878	4,760,110	3,671,829
Other comprehensive income:
To be reclassified to profit or loss in subsequent periods:
Net Gain (loss) on investments at fair value through other comprehensive income	16(d)	1,334,943	(1,614,053)	(2,491,907)
Income tax	16(d)	(58,489)	82,459	52,086
		1,276,454	(1,531,594)	(2,439,821)

Net movement of cash flow hedge reserves	16(d)	(17,443)	1,246	58,586
Income tax	16(d)	5,104	(158)	(16,834)
		(12,339)	1,088	41,752

Other reserves	16(d)	(762,811)	1,144,140	769,291
Income tax	16(d)	-	-	(26,846)
		(762,811)	1,144,140	742,445

Exchange differences on translation of foreign operations	16(d)	73,464	(302,083)	161,168
Net movement in hedges of net investments in foreign businesses	16(d)	18,950	39,587	(57,319)
		92,414	(262,496)	103,849

Total		593,718	(648,862)	(1,551,775)

Not to be reclassified to profit or loss in subsequent periods:

Net loss on equity instruments designated at fair value through other comprehensive income	16(d)	(8,329)	(38,563)	(113,686)
Income tax	16(d)	(3,791)	2,109	5,402
Total		(12,120)	(36,454)	(108,284)

Total other comprehensive income	16(d)	581,598	(685,316)	(1,660,059)

Total comprehensive income for the year, net of income tax		5,541,476	4,074,794	2,011,770

Attributable to:
Credicorp’s equity holders		5,437,495	3,967,497	1,954,586
Non-controlling interest		103,981	107,297	57,184
		5,541,476	4,074,794	2,011,770

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 (RESTATED) AND 2021

	Attributable to Credicorp’s equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income	Instruments that will be reclassified to the consolidated statement of income
	Capital stock	Shares of the Group	Share-based payment	Capital surplus	Reserves and others	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interest	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of January 1, 2021	1,318,993	(204,326)	(4,107)	192,625	21,429,635	315,202	2,256,531	(41,102)	(892,598)	227,865	347,152	24,945,870	499,777	25,445,647
Changes in equity in 2021 -
Net profit for the year	-	-	-	-	-	-	-	-	-	-	3,584,582	3,584,582	87,247	3,671,829
Other comprehensive income, Note 16(d)	-	-	-	-	-	(108,317)	(2,399,931)	40,829	733,932	103,491	-	(1,629,996)	(30,063)	(1,660,059)
Total comprehensive income	-	-	-	-	-	(108,317)	(2,399,931)	40,829	733,932	103,491	3,584,582	1,954,586	57,184	2,011,770
Transfer of retained earnings to reserves, Note 16(c)	-	-	-	-	346,994	-	-	-	-	-	(346,994)	-	-	-
Dividend distribution, Note 16(e)	-	-	-	-	(398,808)	-	-	-	-	-	-	(398,808)	-	(398,808)
Dividends paid to interest non-controlling of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(4,156)	(4,156)
Additional dividends	-	-	-	-	-	-	-	-	-	-	-	-	(7,822)	(7,822)
Purchase of treasury stock, Note 16(b)	-	-	(1,369)	(57,538)	-	-	-	-	-	-	-	(58,907)	-	(58,907)
Sale of treasury stocks	-	-	84	3,668	-	-	-	-	-	-	-	3,752	-	3,752
Share-based payment transactions	-	-	2,184	90,098	(13,549)	-	-	-	-	-	-	78,733	-	78,733
Others	-	-	-	-	-	-	-	-	-	-	(28,459)	(28,459)	(4,311)	(32,770)
Balances as of December 31, 2021	1,318,993	(204,326)	(3,208)	228,853	21,364,272	206,885	(143,400)	(273)	(158,666)	331,356	3,556,281	26,496,767	540,672	27,037,439

Impact of initial application of IRFS 17, Note 3(b)	-	-	-	-	-	-	-	-	158,666	-	(369,494)	(210,828)	-	(210,828)
Others	-	-	-	-	-	-	3,900	-	-	5,681	(3,668)	5,913	-	5,913
Balances as of January 1, 2022 (restated)	1,318,993	(204,326)	(3,208)	228,853	21,364,272	206,885	(139,500)	(273)	-	337,037	3,183,119	26,291,852	540,672	26,832,524
Changes in equity in 2022 -
Net profit for the year	-	-	-	-	-	-	-	-	-	-	4,647,818	4,647,818	112,292	4,760,110
Other comprehensive income, Note 16(d)	-	-	-	-	-	(36,477)	(1,516,059)	1,061	1,133,536	(262,382)	-	(680,321)	(4,995)	(685,316)
Total comprehensive income	-	-	-	-	-	(36,477)	(1,516,059)	1,061	1,133,536	(262,382)	4,647,818	3,967,497	107,297	4,074,794
Transfer of retained earnings to reserves, Note 16(c)	-	-	-	-	2,354,859	-	-	-	-	-	(2,354,859)	-	-	-
Dividend distribution, Note 16(e)	-	-	-	-	-	-	-	-	-	-	(1,196,422)	(1,196,422)	-	(1,196,422)
Dividends paid to interest non-controlling of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(48,577)	(48,577)
Non-controlling interest stock put option, Note 3(k)	-	-	-	-	(42,964)	-	-	-	-	-	-	(42,964)	-	(42,964)
Minority purchase	-	-	-	-	-	-	-	-	-	-	-	-	(5,877)	(5,877)
Purchase of treasury stock, Note 16(b)	-	-	(1,923)	(81,682)	-	-	-	-	-	-	-	(83,605)	-	(83,605)
Sale of treasury stocks	-	-	231	9,718	-	-	-	-	-	-	-	9,949	-	9,949
Share-based payment transactions	-	-	1,708	74,667	(16,541)	-	-	-	-	-	-	59,834	-	59,834
Others	-	-	-	-	-	-	-	-	-	-	(2,497)	(2,497)	(1,946)	(4,443)
Balances as of December 31, 2022 (restated)	1,318,993	(204,326)	(3,192)	231,556	23,659,626	170,408	(1,655,559)	788	1,133,536	74,655	4,277,159	29,003,644	591,569	29,595,213

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to Credicorp’s equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income	Instruments that will be reclassified to the consolidated statement of income
	Capital stock	Shares of the Group	Share-based payment	Capital surplus	Reserves and others	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interest	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of December 31, 2022 - Restated	1,318,993	(204,326)	(3,192)	231,556	23,659,626	170,408	(1,655,559)	788	1,133,536	74,655	4,277,159	29,003,644	591,569	29,595,213

Changes in equity in 2023 -
Net profit for the year	-	-	-	-	-	-	-	-	-	-	4,865,540	4,865,540	94,338	4,959,878
Other comprehensive income, Note 16(d)	-	-	-	-	-	(12,247)	1,258,137	(12,191)	(754,192)	92,448	-	571,955	9,643	581,598
Total comprehensive income	-	-	-	-	-	(12,247)	1,258,137	(12,191)	(754,192)	92,448	4,865,540	5,437,495	103,981	5,541,476
Transfer of retained earnings to reserves, Note 16(c)	-	-	-	-	2,593,598	-	-	-	-	-	(2,593,598)	-	-	-
Dividend distribution, Note 16(e)	-	-	-	-	-	-	-	-	-	-	(1,994,037)	(1,994,037)	-	(1,994,037)
Dividends paid to interest non-controlling of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(62,051)	(62,051)
Subsidiary acquisition	-	-	-	-	-	-	-	-	-	-	-	-	14,192	14,192
Minority purchase	-	-	-	-	-	-	-	-	-	-	-	-	(1,773)	(1,773)
Purchase of treasury stock, Note 16(b)	-	-	(2,279)	(83,296)	-	-	-	-	-	-	-	(85,575)	-	(85,575)
Sale of treasury stocks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based payment transactions	-	-	1,764	79,979	(12,225)	-	-	-	-	-	-	69,518	-	69,518
Dividends not collected	-	-	-	-	11,579	-	-	-	-	-	-	11,579	-	11,579
Result from exchange of strategic shares	-	-	-	-	-	-	-	-	-	-	14,425	14,425	-	14,425
Others	-	-	-	-	-	-	-	-	-	-	2,955	2,955	1,143	4,098
Balances as of December 31, 2023	1,318,993	(204,326)	(3,707)	228,239	26,252,578	158,161	(397,422)	(11,403)	379,344	167,103	4,572,444	32,460,004	647,061	33,107,065

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 (RESTATED) AND 2021

	Note	2023	2022 (Restated)	2021
		S/000	S/000	S/000

CASH AND CASH EQUIVALENTS FROM OPERATING ACTIVITIES
Net profit for the year		4,959,878	4,760,110	3,671,829

Adjustment to reconcile net profit to net cash arising from operating activities:
Provision for credit losses on loan portfolio	7(c)	3,957,143	2,158,555	1,558,951
Depreciation and amortization	9 and 10(a)	511,174	485,207	521,967
Depreciation of right-of-use assets	11(a)	147,833	151,282	161,287
Depreciation of investment properties	12(h)	8,115	7,107	7,302
Provision for sundry risks	12(j)	95,873	43,846	70,824
Deferred (income) tax expense	17(b)	(76,088)	113,063	547,393
Adjustment of technical reserves		-	-	914,852
Net gain on securities	21	(425,144)	(5,468)	(28,650)
Impairment loss on goodwill	10(b)	71,959	-	-
Net Gain on financial assets designated at fair value through profit and loss		-	-	(54,663)
Net gain of trading derivatives		(53,665)	(65,187)	(221,064)
Net Income from sale of property, furniture and equipment	25	(1,654)	(14,979)	(16,083)
Net Loss (net gain) from sale of seized and recovered assets		1,867	(11,355)	(10,684)
Expense for share-based payment transactions	23	83,328	81,679	73,997
Net gain from sale of written-off portfolio	25	(83,515)	(18,712)	(15,700)
Intangible losses due to withdrawals and dismissed projects	25	96,978	25,140	17,630
Others		3,005	28,840	(5,538)
Net changes in assets and liabilities
Net (increase) decrease in assets:
Loans		(1,105,306)	(5,385,064)	(9,636,648)
Investments at fair value through profit or loss		(456,626)	1,575,498	745,156
Investments at fair value through other comprehensive income		(5,164,701)	(460,914)	7,508,131
Cash collateral, reverse repurchase agreements and securities borrowings		(330,448)	622,589	783,010
Sale of written off portfolio		239,599	24,543	24,477
Other assets		520,331	413,307	(294,130)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

	Note	2023	2022 (Restated)	2021
		S/000	S/000	S/000

Net increase (decrease) in liabilities
Deposits and obligations		2,271,524	(46,199)	2,485,794
Due to Banks and correspondents		3,455,502	1,804,784	1,103,063
Payables from repurchase agreements and securities lending		(2,790,671)	(9,034,940)	(5,935,578)
Bonds and notes issued		(2,213,122)	(298,572)	(90,217)
Short-term and low-value lease payments		(108,357)	(106,356)	(86,417)
Other liabilities		2,604,047	3,107,346	1,303,118
Income tax paid		(2,139,140)	(1,106,572)	(1,130,415)
Net cash flow from operating activities		4,079,719	(1,151,422)	3,972,994

NET CASH FLOWS FROM INVESTING ACTIVITIES
Revenue from sale of property, furniture and equipment		53,152	5,373	11,457
Loss from sale of investment property		-	(359)	-
Revenue from sales and reimbursement of investment to amortized cost		1,245,434	1,006,325	590,605
Purchase of property, furniture and equipment	9	(322,371)	(192,700)	(107,790)
Purchase of investment property	12(h)	(37,667)	(87,132)	(12,068)
Purchase of intangible assets	10(a)	(828,803)	(703,670)	(532,244)
Purchase of investment at amortized cost		(1,359,245)	(1,122,802)	(3,677,671)
Acquisition of subsidiaries, net of cash received		(5,564)	-	-
Net cash flows from investing activities		(1,255,064)	(1,094,965)	(3,727,711)

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	16(e)	(1,994,037)	(1,196,422)	(398,808)
Dividends paid to non-controlling interest of subsidiaries		(62,051)	(48,577)	(4,156)
Principal payments of leasing contracts		(157,386)	(156,529)	(155,141)
Interest payments of leasing contracts		(25,574)	(25,054)	(27,374)
Purchase of treasury stock	16(b)	(85,575)	(83,605)	(58,907)
Sale of treasury stock		-	9,949	3,752
Acquisition of non-controlling interest		(1,773)	(5,877)	(7,822)
Subordinated bonds		62,044	(94,700)	183,160
Net cash flows from financing activities		(2,264,352)	(1,600,815)	(465,296)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

	Note	2023	2022 (Restated)	2021
		S/000	S/000	S/000

Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate		560,303	(3,847,202)	(220,013)
Effect of changes in exchange rate of cash and cash equivalents		(760,651)	(1,325,381)	2,779,791
Cash and cash equivalents at the beginning of the period		34,120,962	39,293,545	36,733,767

Cash and cash equivalents at the end of the period		33,920,614	34,120,962	39,293,545

Additional information from cash flows
Interest received		18,658,791	14,717,523	11,615,448
Interest paid		(5,080,522)	(2,847,538)	(2,230,990)

Transactions that do not represent cash flow
Recognition of lease operations		103,715	108,751	(116,511)
Reclassification from investments at amortized cost to fair value with changes in equity		-	2,232,663	-
Sale option of minor shares of MiBanco Colombia		-	(42,964)	-

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

Reconciliation of liabilities arising from financing activities:

		Changes that generate cash flows		Changes that do not generate cash flows
2023	As of January 1, 2023	Received	Paid	Exchange difference	Others	As of December 31, 2023
	S/000	S/000	S/000	S/000	S/000	S/000

Subordinated bonds	5,738,414	284,944	(222,900)	(150,568)	30,230	5,680,120
Lease liabilities	578,074	-	(182,960)	(8,627)	126,092	512,579
	6,316,488	284,944	(405,860)	(159,195)	156,322	6,192,699

		Changes that generate cash flows		Changes that do not generate cash flows
2022	As of January 1, 2022	Received	Paid	Exchange difference	Others	As of December 31, 2022
	S/000	S/000	S/000	S/000	S/000	S/000

Subordinated bonds	6,061,301	-	(94,700)	(253,293)	25,106	5,738,414
Lease liabilities	655,294	-	(181,583)	(14,782)	119,145	578,074
	6,716,595	-	(276,283)	(268,075)	144,251	6,316,488

		Changes that generate cash flows		Changes that do not generate cash flows
2021	As of January 1, 2021	Received	Paid	Exchange difference	Others	As of December 31, 2021
	S/000	S/000	S/000	S/000	S/000	S/000

Subordinated bonds	5,381,323	2,018,216	(1,835,056)	475,132	21,686	6,061,301
Lease liabilities	750,578	-	(182,515)	36,866	50,365	655,294
	6,131,901	2,018,216	(2,017,571)	511,998	72,051	6,716,595

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2022 (RESTATED)

1	OPERATIONS

Credicorp Ltd. (hereinafter “Credicorp”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and according to Bermuda’s economic substance regulation, Credicorp Ltd. as an independent legal entity, is considered a “Pure Equity Holding Entity” (PEHE). Credicorp’s activity is to maintain equity interests and receive passive income such as dividends, capital gains and other income from investments in securities.

In order to keep Credicorp’s structure and organization fully aligned with the new legislation on economic substance approved by the Government of Bermuda on January 11, 2019, as of October 29, 2020, the decisions of the Credicorp Board of Directors will be limited to issues related to Credicorp’s strategy, objectives and goals, main action plans and policies, risk control and management, annual budgets, business plans and control of their implementation, supervision of the main expenses, investments, acquisitions and disposals, among other “passive” decisions related to Credicorp. The authority to make decisions applicable to Credicorp’s subsidiaries, such as the adoption of relevant strategic or management decisions, the assumption of expenses for the benefit of its affiliates, the coordination of group activities, and the granting of credit facilities in favor of its affiliates, it has been transferred to Grupo Crédito SA, a subsidiary of Credicorp.

Credicorp, through its banking and non-banking subsidiaries and its associate Pacífico S.A. Entidad Prestadora de Salud (hereinafter Pacífico EPS), offers a wide range of financial, insurance and health services and products, mainly throughout Peru and in other countries (see Note 3 (c)). Its main subsidiary is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a multiple bank incorporated in Peru.

Credicorp’s legal address is Clarendon House 2 Church Street Hamilton, Bermuda; likewise, the main offices from where Credicorp’s businesses are managed are located at Calle Centenario N ° 156, La Molina, Lima, Perú.

The consolidated financial statements presented correspond to the financial statement of Credicorp and subsidiaries (hereinafter “the Group”). The consolidated financial statements as of December 31, 2022, and for the year then ended were approved by the Board of Directors on February 23, 2023, and presented to the Annual General Meeting of Shareholders on March 27, 2023. The consolidated financial statements as of December 31, 2023, and for the year ended on that date were approved and authorized for issuance by the Board of Directors and Management on February 29, 2024 and will be presented for final approval in the Annual General Meeting of Shareholders, which will be held within the deadlines established by law; in Management’s opinion, these will be approved without modifications.

Due to the adoption of IFRS 17 Insurance Contracts, the Group has restated its consolidated financial statements as of December 31, 2022 and for the year ended on that date, which have been approved on February 29, 2024.

Credicorp is listed on the Lima and New York Stock Exchanges.

2	SIGNIFICANT TRANSACTIONS

a)	Main acquisitions, incorporations and mergers –

In 2023 and 2022, the Group has not carried out significant transaction of acquisitions, incorporations, or mergers of companies.

b)	Current situation –

Between the months of December 2022 and December 2023, Peru was affected by political and social events, as well as natural events that affected different regions, as indicated below:

In December 2022, in response to various political events that occurred in Peru, a series of riots and social protests occurred in different regions of the country, which resulted in a decrease in commercial activity in said regions and, therefore, the liquidity restriction in certain people and companies.

On June 8, 2023, the Government declared a State of Emergency for 60 days in certain areas, due to intense rainfall and possible El Niño Phenomenon, a measure that has been extended to date.

As of December 31, 2023, the Bank maintains a balance of rescheduled loans for a total of S/692.6 million of retail loans (S/116.9 million as of December 31, 2022). In the opinion of Management, this situation has not affected the Group’s operations, nor has it generated any significant impact on the financial statements presented as of December 31, 2023 and 2022.

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of Credicorp’s consolidated financial statements are set out below:

a)	Basis of presentation, use of estimates and changes in accounting policies -

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements as of December 31, 2023, and 2022, have been prepared following the historical cost criteria, except for investments at fair value through profit or loss, investments at fair value through other comprehensive income, financial assets designated at fair value through profit or loss, derivative financial instruments, and financial liabilities at fair value through profit or loss, which have been measured at fair value.

The consolidated financial statements are presented in Soles (S/), which is the functional currency of Group, see paragraph (c) below, and values are rounded to thousands of soles, except when otherwise indicated.

The preparation of the consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The final results could differ from said estimates; however, the Management expects that the variations, if any, will not have a material impact on the consolidated financial statements.

The most significant estimates included in the accompanying consolidated financial statements are related to the calculation of the allowance of the expected credit loss on loan portfolio and the estimation of the liability for life insurance contracts under the general valuation model.

Furthermore, other estimates exist, such as: valuation of investments, technical reserves for claims, intangible, impairment of goodwill, credit loss for investments at fair value through other comprehensive income and investments at amortized cost, the valuation of derivative financial instruments and deferred income tax. The accounting criteria used for these estimates are described below.

The Group has adopted the following standards and modifications for first time for its annual period that starts on January 1, 2023, as described below:

(i)	IFRS 17 “Insurance contracts” – See note 3(b).

(ii)	Definition of Accounting Estimates – Modifications to IAS 8-

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They will also clarify how entities use measurement techniques and inputs to develop accounting estimates.

The modifications had no impact on the Group’s consolidated financial statements.

(iii)	Disclosure of accounting policies – Amendments to IAS 1 and Statement of Practice IFRS 2-

They provide guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments are intended to help entities provide more useful disclosures of accounting policies by replacing the requirement that entities disclose their “material” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality. in making decisions on accounting policy disclosures.

The amendments have had an impact on the disclosures of the Group’s accounting policies, but not on the measurement, recognition, or presentation of any item in the Group’s financial statements.

(iv)	Deferred Taxes related to Assets and Liabilities – Modifications to IAS 12-

These modifications establish that deferred taxes arising from a single transaction that, upon initial recognition, give rise to taxable and deductible temporary differences of the same value must be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where recognition of deferred tax assets and liabilities will be required. These modifications must apply to transactions that occur on or after the beginning of the first comparative period presented. Additionally, deferred tax assets (to the extent it is probable that they can be utilized) and deferred tax liabilities should be recognized at the beginning of the first comparative period for all deductible or taxable temporary differences associated with:

- Right-of-use assets and lease liabilities, and

- Liabilities for dismantling, restoration and similar, and the corresponding amounts recognized as part of the cost of the related assets.

The cumulative effect of these adjustments is recognized in retained earnings or another component of equity, as appropriate.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that are recognized on the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes from these transactions will have no impact on their financial statements.

The modifications will be effective for the annual reporting periods beginning on or after January 1, 2023, with early adoption permitted.

The modifications had no impact on the Group’s consolidated financial statements.

In 2022, the Group adopted the following modifications:

(i)	Modifications to IFRS 3 - Reference to the Conceptual Framework –

Minor amendments were made to IFRS 3 Business Combinations to update references to the Conceptual Framework for Financial Reporting and add an exception to recognize liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and IFRIC Interpretation 21 Liens.

The amendments also confirm that contingent assets should not be recognized on the acquisition date. The modification became effective for annual reporting periods beginning on January 1, 2022.

The modification of the standard did not have an impact on the consolidated financial statements.

(ii)	Onerous Contracts - Cost of fulfilling a contract - Modifications to IAS 37 –

In May 2020, the International Accounting Standards Board issued amendments to IAS 37 to specify what cost an entity should include when assessing whether a contract is onerous or loss-making. The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and the allocation of other costs directly required to fulfill the contracts. Before recognizing a separate provision for the onerous contract, the entity shall recognize any impairment loss that has occurred in relation to the assets used to fulfill the contract.

The Amendment is effective for annual reporting periods beginning on or after January 1, 2022.

The modification had no impact on its consolidated financial statements.

(iii)	Annual improvements to IFRS Cycle 2018 - 2020 –

As part of its 2018-2020 annual improvements to the IFRS standard process, in May 2020, the International Accounting Standards Board issued the following amendments:

-	IFRS 9 Financial Instruments – clarification that commissions must be included in the 10.0 percent test for the derecognition of financial liabilities.

-	IFRS 1 First-time adoption of international financial reporting standards – allows entities that have measured their assets and liabilities at the book value recorded in the books of their parent company to also measure any accumulated translation differences using the amounts reported by the headquarters.

This modification will also apply to associates and joint ventures that have assumed the same expectation with IFRS 1.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

The modification had no impact on its consolidated financial statements.

b)	Change in accounting policies, adoption of new IFRS and disclosures-

IFRS 17 replaces IFRS 4 Insurance Contracts for annual periods beginning on or after January 1, 2023. The Group has restated the 2022 information applying the transitional provisions of IFRS 17.

The nature of the changes in accounting policies is summarized as follows:

Changes in classification and measurement:

IFRS 17 establishes specific principles for the recognition and measurement of insurance contracts issued and reinsurance contracts maintained by the Group.

The key principles of IFRS 17 applied are:

-	The Group identifies insurance contracts as those under which it accepts a significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specific uncertain future event (the insured event) adversely affects to the policyholder.

-	The Group evaluates the products and separates the implicit derivatives, the different investment components and the different goods or services of the insurance contract services and accounts for them in accordance with the standards that apply to them.

-	The Group divides insurance and reinsurance contracts into groups that it will recognize and measure.

-	The Group determines the Unit of Account (UoA) requested by the new regulation, for long-term businesses, taking into consideration the product portfolio, currency, cost and year of issue.

-	For general insurance and short-term life insurance contracts, the measurement principles of the premium allocation approach (PAA) do not differ significantly from the considerations used by the Group under IFRS 4:

-	The Liability for Remaining Coverage reflects accrued premiums less insurance acquisition cash flows plus deferred premiums.

-	The Group determines the level of onerousness of each group of contracts by calculating the combined ratio of each Unit of Account. If the Unit of Account is onerous, the liability for remaining coverage involves explicit recognition of the loss component.

-	The measurement of the liability for incurred claims is determined based on the discounted value considering the expected payment flows and includes an explicit risk adjustment for non-financial risk.

-	For long-term life insurance contracts, the Group recognizes and measures groups of insurance contracts in:

-	A present value of expected future cash flows that incorporates all available information on fulfillment cash flows and considers market interest rates. A risk adjustment for non-financial risk is included.

-	An amount that represents the future technical profit (the contractual service margin or CSM) in the group of contracts.

-	Recognizes the gain from a group of insurance contracts during each period in which the Group provides insurance contract services, as the Group frees itself from risk. If a group of contracts is expected to be onerous (i.e. loss-making) during the remaining coverage period, the Group recognizes the loss immediately.

Changes in presentation and disclosure –

For presentation in the consolidated statement of financial position, the Group groups together the insurance and reinsurance contracts and presents them separately:

-	Reinsurance Contract Assets.

-	Insurance Contract Liability.

The portfolios mentioned above are those established on initial recognition in accordance with the requirements of IFRS 17.

The descriptions of items in the income statement and other comprehensive income have changed compared to last year. Previously, the Group reported the following items:

-	Net Claims.

-	Incurred for life general and health insurance contracts.

-	Acquisition costs.

Instead, IFRS 17 requires the separate presentation of:

-	Insurance Service result of the insurance service (which includes income and expenses of the insurance service).

-	Underwriting result (which includes income and expenses from reinsurance contracts).

-	The net financial expenses of the insurance activity, which are presented in the headings of interest and similar expenses, see note 19.

The Group provides disaggregated qualitative and quantitative information in the notes to the financial statements on:

-	Amounts recognized in their financial statements for insurance contracts.

-	Significant judgments, and changes in those judgments, when applying the standard.

Transition settings. -

On the transition date, January 1, 2022, the Group:

-	Has identified, recognized, and measured each group of insurance contracts as if IFRS 17 had always been applied.

-	Existing balances that would not exist if IFRS 17 had always been applied were derecognized.

-	Recognized any resulting net difference in equity.

The Group decided to apply the fair value transition methodology as obtaining reasonable and supportable information to apply the full retrospective approach was impracticable without disproportionate cost or effort. The fair value method consists of obtaining the amount for which a portfolio of liabilities could be transferred to a third party. This amount was compared with the balance of the estimate of technical provisions (Best Estimation of Liabilities – “BEL”) and Risk Adjustment existing on the transition date, and the result was the CSM on said date. Likewise, the future benefit provided by the insurance contracts (Contractual Service Margin – “CSM”) was determined and will be released in the income statement to the extent that the Group provides its services to the insured. In determining the fair value, the Group has applied the requirements of IFRS 13 Fair Value Measurement.

To apply the fair value approach, the Group has used reasonable and sustainable information available at the transition date in order to:

-	Identify groups of insurance contracts.

-	Determine if any contract is a direct participation insurance contract.

-	Identify any discretionary cash flows for insurance contracts without direct participation features.

The discount rate for the group of contracts applying the fair value approach was determined on the transition date. Therefore, to measure compliance cash flows at the transition date, the discount rate (locked-in rate) was determined using the bottom-up approach at inception.

The Group has chosen to disaggregate insurance financial income or expenses between the amounts included in results and the amounts included in other comprehensive income and readjust to zero the accumulated amount of insurance financial income or expenses recognized in other comprehensive income on the date of Transition. The Group used the fair value approach for those contracts with initial recognition prior to January 1, 2022, and the full retrospective approach for contracts recognized on this date or later.

As a result of the initial application of IFRS 17, the Group has restated its consolidated financial statements as of January 1, 2022, mainly recognizing a decrease in equity of S/210.8 million and as of December 31, 2022, an increase in equity of S/15.5 million and net income of S/14.7 million. Additionally, IFRS 17 requires that the net balances of insurance and reinsurance contract portfolios be presented as assets or liabilities, as appropriate, in the consolidated statement of financial position. In this sense, the amounts related to these accounts differ from what was previously presented under IFRS 4 as of December 31, 2022, and January 1, 2022 (transition date).

c)	Basis of consolidation –

Investment in subsidiaries -

The consolidated financial statements comprise the financial statements of Credicorp and its Subsidiaries for all the years presented.

Under IFRS 10 all entities over which the Group has control are subsidiaries. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

-	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee).

-	Exposure, or rights, to variable returns from its involvement with the investee, and

-	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee.

-	Rights arising from other contractual arrangements.

-	The Group’s voting rights and potential voting rights.

The Group assesses whether or not it controls an investee if the facts and circumstances indicate that there are changes in any of the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. The consolidated financial statements include assets, liabilities, income and expenses of Credicorp and its subsidiaries.

Profit or loss for the period and each component of the other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interest, even if this results in the non-controlling interest with a negative balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds) and others, are not part of the Group’s consolidated financial statements, note 3(x).

Transactions with non-controlling interest -

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction and any resulting difference between the price paid and the price for which non-controlling interests are adjusted is recognized directly in the consolidated statement of changes in equity.

The Group does not record any additional goodwill after the purchase of the non-controlling interest, nor does it recognize a gain or loss from the sale of the non-controlling interest.

Loss of control -

If the Group loses control over a subsidiary, it derecognizes the carrying amount of the related assets (including goodwill) and liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any residual investment retained is recognized at fair value.

Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but without exercising control over said policies.

The Group’s investments in its associates are recognized initially at cost and are subsequently accounted for using the equity method. They are included in “Other assets” in the consolidated statement of financial position; the returns resulting from the use of the equity method of accounting are included in “Net gain on securities” of the consolidated statement of income.

As of December 31, 2023, and 2022, the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
		2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Grupo Crédito S.A. and Subsidiaries (i)	Holding, Peru	100.00	100.00	213,520,111	211,585,283	181,336,108	181,786,223	32,184,003	29,799,060	4,562,831	4,598,002

Pacífico Compañía de Seguros y Reaseguros S.A and Subsidiaries (ii)	Insurance, Peru	98.86	98.86	16,549,171	15,895,361	13,443,688	13,486,189	3,105,483	2,409,172	803,384	460,326

Atlantic Security Holding Corporation and Subsidiaries (iii)	Capital Markets, Cayman Islands	100.00	100.00	6,870,781	9,536,197	5,729,744	7,643,879	1,141,037	1,892,318	474,780	228,474

Credicorp Capital Ltd. and Subsidiaries (iv)	Capital Markets and asset management, Bermuda	100.00	100.00	5,817,259	4,504,629	4,655,097	3,559,262	1,162,162	945,367	(135,495)	31,089

CCR Inc.(v)	Special purpose Entity, Bahamas	100.00	100.00	347	388	69	4	278	384	(106)	(646)

(i)	Grupo Crédito is a company whose main activities are to carry out management and administration activities of the Credicorp Group’s subsidiaries and invest in shares listed on the Peruvian Stock Exchange and unlisted shares of Peruvian companies. we present the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
		2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Banco de Crédito del Perú and Subsidiaries (a)	Banking, Peru	97.74	97.74	193,804,856	193,278,232	168,645,448	170,005,995	25,159,408	23,272,237	4,583,662	4,683,775

Inversiones Credicorp Bolivia S.A. and Subsidiaries (b)	Banking, Bolivia	99.92	99.92	13,558,260	12,740,036	12,740,067	11,826,789	818,193	913,247	84,898	80,377

Prima AFP (c)	Private pension fund administrator, Peru	100.00	100.00	740,728	734,966	240,656	238,177	500,072	496,789	149,549	109,511

Tenpo SpA and Subsidiaries (d)	Holding, Chile	100.00	100.00	387,355	242,754	185,502	90,186	201,853	152,568	(111,692)	(124,748)

a)	BCP was established in 1889 and its activities are regulated by the Superintendency of Banks, Insurance and Pension Funds -Perú (the authority that regulates banking, insurance and pension funds activities in Perú, hereinafter “the SBS”).

Its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “MiBanco”), a banking entity in Perú oriented towards the micro and small business sector. As of December 31, 2023, the assets, liabilities, equity and net result of Mibanco amount to approximately S/16,897.8 million, S/13,902.2 million, S/2,995.6 million and S/203.8 million, respectively (S/17,225.4 million, S/14,444.8 million, S/2,780.6 million, and S/424.9 million, respectively December 31, 2022).

b)	Inversiones Credicorp Bolivia S.A. (hereinafter “ICBSA”) was established in February 2013 and its objective is to make capital investments for its own account or for the account of third parties in companies and other entities providing financial services, exercising or determining the management, administration, control and representation thereof, both nationally and abroad, for which it can invest in capital markets, insurance, asset management, pension funds and other related financial and/or stock exchange products.

Its principal Subsidiary is Banco de Crédito de Bolivia (hereinafter “BCB”), a commercial bank which operates in Bolivia. As of December 31, 2023, the assets, liabilities, equity and net result of BCB were approximately S/13,500.9 million, S/12,612.3 million, S/888.6 million and S/83.1 million, respectively (S/12,697.8 million, S/11,838.0 million, S/859.8 million and S/68.0 million, respectively as of December 31, 2022).

c)	Prima AFP is a private pension fund and its activities are regulated by the SBS.

d)	Tenpo SpA (hereinafter “Tenpo”, before “Krealo SpA”) was established in Chile in January 2019; and is oriented to make capital investments outside the country. On July 1, 2019, Tenpo (Krealo SpA) acquired Tenpo Technologies SpA (before “Tenpo SpA”) and Tenpo Prepago S.A. (before “Multicaja Prepago S.A.”).

(ii)	Pacífico Seguros is an entity regulated by the SBS and its activities comprise the contracting and management of all types of general risk and life insurance, reinsurance and property investment and financial operations. Its Subsidiaries are Crediseguro Seguros Personales, Crediseguro Seguros Generales and Pacifico Asiste and it has Pacífico EPS as an associate, which are dynamic participants in the business of multiple and health insurance, respectively.

(iii)	Its most important subsidiary is ASB Bank Corp. (merged with Atlantic Security Bank on August 2021, was established in September 9, 2020 in the Republic of Panama; its main activities are private and institutional banking services and trustee administration, mainly for BCP’s Peruvian customers.

(iv)	Credicorp Capital Ltd. was formed in 2012, and its main subsidiaries are Credicorp Capital Holding Peru (owner of Credicorp Capital Perú S.A.A.), Credicorp Holding Colombia (owner of Credicorp Capital Colombia and Mibanco – Banco de la Microempresa de Colombia S.A.), and Credicorp Capital Holding Chile (owner of Credicorp Capital Chile), which carry out their activities in Peru, Colombia and Chile, respectively. We present below the consolidated financial statements in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Credicorp Holding Colombia S.A.S. and Subsidiaries (a)	100.00	100.00	4,803,072	2,889,479	3,997,781	2,322,263	805,291	567,216	(163,342)	16,198

Credicorp Capital Holding Chile and Subsidiaries (b)	100.00	100.00	681,338	1,194,663	502,248	1,000,676	179,090	193,987	(10,716)	12,658

Credicorp Capital Holding Perú S.A. and Subsidiaries (c)	100.00	100.00	296,083	374,768	149,459	230,261	146,624	144,507	4,318	5,268

a)	Credicorp Holding Colombia was incorporated in Colombia on March 5, 2012, and its main purpose is the administration, management and increase of its equity through the promotion of industrial and commercial activity, through investment in other companies or legal persons.

Its main subsidiaries are Credicorp Capital Colombia S.A, which was acquired in Colombia in 2012 and merged with Ultraserfinco S.A. In June 2020, this subsidiary is oriented to the activities of commission agents and securities brokers. Likewise, Mibanco Colombia (before Banco Compartir S.A.) was acquired in 2019 and merged with Edyficar S.A.S. in October 2020, this subsidiary is oriented to grant credits to the micro and small business sector. As of December 31, 2023, Credicorp Holding Colombia has recognized an impairment of the goodwill of Mibanco Colombia for S/64.1 million (Credicorp’s equity holders), see note 10(b). As of December 31, 2023, and 2022, the direct and indirect interest held by Credicorp and the assets, liabilities, equity and net income were:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	%	%	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Credicorp Capital Colombia S.A.	100.00	100.00	2,328,169	1,050,130	2,123,915	898,518	204,254	151,612	37,120	33,045
MiBanco – Banco de la Microempresa de Colombia S.A.	85.58	85.58	2,113,333	1,530,270	1,848,607	1,289,569	264,726	240,701	(72,608)	13,513

b)	Credicorp Holding Chile was incorporated in Chile on July 18, 2012, and aims to invest for long-term profitable purposes, in corporeal goods (movable and immovable property) and incorporeal, located in Chile or abroad. Its main subsidiary is Credicorp Capital Chile S.A.

c)	Credicorp Capital Holding Perú S.A. was incorporated in Peru on October 30, 2014, and aims to be the Peruvian holding of investment banking. Its main subsidiary Credicorp Capital Perú S.A.A.; which has as its main activity the function of holding shares, participations and transferable securities in general, providing advisory services in corporate and financial matters, and investment in real estate.

(v)	CCR Inc. was incorporated in the year 2000. Its main activity is to manage funding granted to BCP by foreign financial entities or investors. These loans matured in the course of 2022 and were guaranteed by transactions carried out by BCP.

The information presented is based on the legal structure of the Group. The information grouped according to the business lines is revealed in note 27 Operating segments.

d)	Functional, presentation and foreign currency transactions –

(i)	Functional and presentation currency -

Credicorp and its Subsidiaries which operate in Peru consider the sol as their functional and presentation currency since it reflects the nature of the economic events and relevant circumstances for most of the Group´s entities, given the fact their major transactions and/operations, such as: loans granted, financing obtained, sale of insurance premiums, interests and similar income, interest and similar expenses, as well as a significant percentage of their purchases; they are agreed and settled in soles.

(ii)	Transactions and balances in foreign currency -

Foreign currency transactions are those entered into in currencies other than the functional currency. These transactions are initially recorded by Group entities at the exchange rates of their functional currencies at the transaction dates. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at the date of the consolidated statement of financial position.

The differences arising from the exchange rate prevailing at the date of each consolidated statement of financial position presented and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the period in which they occur, in “Exchange differences result”, except for those that correspond to monetary items that are part of a hedging strategy for a net investment abroad, said accumulated difference is recognized in the caption “Exchange differences on translation of foreign operations” in the consolidated statement of comprehensive income. Non-monetary assets and liabilities acquired in foreign currency are recorded at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

(iii)	Group entities with functional currency other than the presentation currency -

Given that the Group’s entities in Colombia, Chile, Cayman Islands, Panama and Bolivia, Mexico, United States of America and Spain have a functional currency different from the sol, the balances were translated into Soles for consolidation purposes in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” as follows:

-	Assets and liabilities, at the closing rate prevailing at the date of each consolidated statement of financial position.

-	Income and expense, at the average exchange rate for each month of the year.

All resulting exchange differences were recognized within “Exchange differences on translation of foreign operations”, including the differences in financial instruments designated as accounting hedges of said investments, in the consolidated statement of comprehensive income.

e)	Recognition of income and expenses from banking activities -

Effective interest rate method:

Interest income is recorded using the effective interest rate (EIR) method for all financial instruments measured at amortized cost and at fair value through other comprehensive income. Interest expenses corresponding to liabilities measured at amortized cost are also recorded using the EIR.

The EIR is the rate that exactly discounts future cash flows that are estimated to be paid or received during the life of the instrument or a shorter period, if appropriate, to the gross carrying amount of the financial asset or financial liability. The EIR (and, therefore, the amortized cost of the financial asset or liability) is calculated taking into account any discount, premium and transaction costs that are an integral part of the effective interest rate of the financial instrument, but the expected credit loss are not included.

Interest income and expenses:

The Group calculates interest income by applying the EIR to the gross carrying amount of those financial assets that are not impaired.

When a financial asset becomes impaired and, therefore, is considered in Stage 3 (as set out in Note 3(j) impairment of financial assets), the Group calculates interest income by applying the interest rate effective at the carrying amount of the asset, net of its provision for credit loss. If the evidence that the criteria for the recognition of the financial asset in Stage 3 are no longer met, the Group recalculates interest income in gross terms.

Interest income and expenses accrued from all financial instruments that generate interest, including those related to financial instruments carried at fair value through profit or loss, are recorded under the heading “Interest and similar income” and “Interest and similar expenses” of the consolidated statement of income.

Dividends:

Dividends are recorded as income when they are declared.

Commissions and fees:

Income from commissions (which are not an integral part of the TIE) and fees are recognized as they are earned. Commissions and fees include, among others, the commission charged for the banking service in general such as account maintenance, shipping, transfers, loan syndication fees and fees for contingent credits.

Income from commissions and fees is recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for providing the services. Performance obligations, as well as the timing of their satisfaction, are identified and determined at the time of contract. The Group’s revenue contracts do not include multiple performance obligations.

When the Group provides a service to its clients, the consideration is invoiced and generally collected immediately after the provision of a service at a given time or at the end of the contract period for a service provided over time.

The Group has generally concluded that it is the principal in its revenue arrangements because it normally controls the services before transferring them to the client.

Other income and expenses:

All other income and expenses are recorded in the period in which the performance obligation is satisfied.

f)	Insurance activities –

Below is the accounting policy for the insurance activity applying IFRS 17 for the periods 2023 and 2022:

Classification of insurance and reinsurance contracts:

Insurance contracts are those contracts when the Group (the insurer) has accepted a significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This definition also includes reinsurance contracts that the Group holds.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period, unless all rights and obligations are extinguished or expire. Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities and individual life which includes Investment Link insurance contracts. The non-life insurance contracts issued by the Group mainly include automobile, fire and allied lines, technical branches and healthcare.

Accounting treatment of insurance and reinsurance contracts:

Separation of the components of insurance and reinsurance contracts-

The Group evaluates its insurance and reinsurance products to determine if they contain components that must be accounted for under another IFRS instead of IFRS 17.

After separating the various components, an entity must apply IFRS 17 to all remaining components of the (host) insurance contract.

Currently, the Group’s products do not include differentiated components that require separation.

Investment components are the amounts that an insurance contract requires an insurer to reimburse a policyholder, even if an insured event does not occur.

Investment components that are highly interrelated with the insurance contract of which they are a part are considered non-distinct and are not accounted for separately. However, the receipts and payments of the investment components are excluded from the income and expenses of the insurance activity.

Some reinsurance contracts issued contain profit commission arrangements. Under these agreements, there is a guaranteed minimum amount that the policyholder will always receive, whether in the form of profit commission, claims, or other contractual payment, regardless of whether the insured event occurs.

The components of the profit commission are assessed to be highly interrelated with the insurance component of reinsurance contracts so that they are considered non-distinct investment components so that separate accounting is not required.

Aggregation level and classification -

The grouping of contracts into units of account is carried out based on the types of products, currency, cost and year of subscription; because they have similar risks, they are managed jointly and no contract portfolio can contain contracts issued more than one year apart.

The Group classifies a portfolio of insurance contracts into two categories based on the expected profitability at the policy or contract level at the time of its recognition based on reasonable and sustainable information in:

-	Onerous contracts: A contract will be classified as onerous on the initial recognition date as long as the present value of the expected outflows is greater than the inflows.

-	Non-onerous contracts: Will contain contracts for which, upon initial recognition, the present value of the expected outflows is less than the present value of the inflows.

It should be noted that a contract for accounting purposes may differ from what is considered a contract for other purposes (i.e. legal or management).

The expected return of these portfolios at inception is determined based on existing actuarial valuation models that take into account new and existing businesses.

Recognition of insurance and reinsurance contracts -

The Group recognizes the groups of insurance contracts it issues starting from the first of the following:

-	The beginning of the coverage period of the group of contracts.

-	The due date of the first payment of an insured group, or when the first payment is received if there is no due date.

-	For a group of onerous contracts, as soon as the facts and circumstances indicate that the group is onerous.

The Group recognizes a group of reinsurance contracts that it has entered into as follows:

-	Whether the reinsurance contracts held provide proportional coverage at the beginning of the coverage period of the group of reinsurance contracts held or at the initial recognition of any underlying contract, whichever is later.

-	In all other cases from the beginning of the coverage period of the group of reinsurance contracts maintained.

Contract limit -

The Group includes in the measurement of a group of insurance contracts all future cash flows within the limit of each contract in the group. Cash flows are within the limits of an insurance contract if they arise from substantive rights and obligations that exist during the reporting period in which the Group has a substantive obligation to provide the policyholder with insurance services. insurance contract.

The substantive obligation to provide the services of the insurance contract ends when:

-	The Group has the practical ability to reassess the risks of the particular policyholder and, as a result, can establish a price or level of benefits that fully reflects those risks.

-	The following two criteria are met:

-	The Group has the practical ability to reassess the risks of the portfolio of insurance contracts contained in the contract and, as a result, can establish a price or profit level that fully reflects the risk of that portfolio.

-	The price of the premium until the date of re-evaluation of the risks does not take into account the risks that relate to periods after the date of re-evaluation.

A liability or asset related to expected premiums or claims outside the limit of the insurance contract is not recognized. These amounts refer to future insurance contracts.

For life contracts with renewal periods, the Group assesses whether the premiums and related cash flows arising from the renewed contract are within the limits of the contract.

Renewal prices are established by the Group considering all risks covered for the insured that would be considered when signing equivalent contracts on the renewal dates of the remaining service.

The Group re-evaluates each group’s contract limit at the end of each reporting period.

Measurement at initial recognition -

General model – Insurance contracts

The general model measures a group of insurance contracts as the total of:

-	Fulfillment cash flows.

-	A risk adjustment for non-financial risk

-	The contractual service margin (CSM) which represents the unearned technical profit that the Group will recognize as it provides services in the future.

Compliance cash flows comprise:

-	Estimates of future cash flows considering their probability of occurrence.

-	An adjustment to reflect the time value of money and the financial risks related to future cash flows.

The cash flows for each scenario are weighted according to the probability of their occurrence based on the experience of the Group’s portfolio and are discounted using current interest rate assumptions (risk-free curve + Matching Adjustment).

When estimating future cash flows, the Group includes all cash flows that are within the contract limit, including:

-	Premiums and related cash flows.

-	Expected future claims and benefits:

-	Payments to beneficiaries for the occurrence of insured events.

-	Payments to policyholders resulting from the incorporated surrender and maturity options.

-	Acquisition expenses attributable to the portfolio to which the contract belongs.

-	Claim settlement expenses.

-	Attributable policy maintenance expenses, including recurring commissions expected to be paid to intermediaries.

-	An allocation of fixed and variable overhead expenses directly attributable to compliance with insurance contracts.

If at the time of initially estimating the fulfillment flows of a group of contracts a net outflow is obtained, these contracts become onerous contracts and a liability will be recognized at that initial time in the statement of financial position. This amount is what we call the “loss component”.

A group of contracts that were not onerous on initial recognition may subsequently become onerous if assumptions change, even though the classification of their grouping or Unit of Account remains unchanged.

Simplified Model – initial recognition

The simplified model of the general method is the Premium Allocation Approach (PAA), which is applied by the Group for contracts with a duration equal to or less than one year or for which the amount of the provision does not differ significantly. of the general model.

If significant variability in cash flows from compliance is initially expected that would affect the measurement of the remaining coverage liability, the simplified method cannot be applied.

Under the premium allocation approach, the Group will assume that no contract is onerous unless the facts and circumstances indicate otherwise, which is why initially all contracts are grouped based on risk and how they are managed. To evaluate this possibility, a premium sufficiency test will be used that will evaluate the need to provide an additional provision and classify the Group of contracts as onerous (Onerousness Test).

For insurance contracts that apply the PAA approach, the Group initially recognizes written premiums net of commissions and deferred premiums as provision of remaining coverage (Liability for Remaining Coverage, LRC).

Post measurement – insurance contracts

The book value of a group of insurance contracts after initial recognition will consist of:

(a) Liability for Remaining Coverage (LRC) comprising compliance cash flows, risk adjustment for non-financial risk and CSM of the Contract Group at the end of the reporting period.

(b) Incurred claims liability, which comprises compliance cash flows relating to the payment of reported and pending claims, incurred but not reported claims (IBNR) and claim settlement expenses. A risk adjustment for non-financial risk is also included.

The Group will recognize income or expenses for the variation in the book value of the Liability for Remaining Coverage and the liability for claims incurred:

(a) Income from insurance activity: the reduction of the liability for the service provided in the period.

The CSM at the end of the reporting period represents the gain in the Insurance Contract Group that has not yet been recognized in profit or loss, because it relates to the future service to be provided.

For a group of insurance contracts without direct participation components, the carrying value of the CSM at the end of the reporting period is equal to the carrying value at the beginning of the reporting period adjusted as follows:

-	The effect of new contracts added to the group. interest accrued on the carrying amount of the CSM during the reporting period, measured at the discount rates at initial recognition.

-	Changes in compliance cash flows related to future service such as:

○	Adjustment for experience: it must be disaggregated to reflect the different factors that cause such adjustments in the expected future benefits of the Group:

●	Adjustment in compliance flows due to claims experience is the variation in actual claims compared to expected claims. Likewise, this variation in the accident rate may lead to changes in the expected compliance flows. This variation will be recorded in a change in the CSM amount.

●	Adjustment for variation in operating assumptions - A variation in the projection operating assumptions (mortality, expenses, rescues, etc.) will be recorded against the CSM for the period. This change will be cumulative with the adjustments made previously.

●	Adjustment for premiums collected: Insurance premiums that relate to future service that have been received in the period require an adjustment to the contractual service margin. Likewise, an additional analysis must be carried out on the extraordinary contributions that the policyholder may make. Whether these new contributions made by the insured, different from regular premiums, should be considered new contracts or part of existing contracts. Therefore, it must be evaluated whether the new contributions are valued using the same conditions as at the beginning of the contract or if they are modified (mortality table, administration expenses, guaranteed rates, etc.).

-	In the event that the conditions of the contract are not modified in the extraordinary contribution, that is, it has the same conditions as the original contribution, it is considered that the cash flows are within the limits of the contract, and therefore Both the variation in expected cash flows will be considered as a variation in experience.

-	Changes in estimates of the present value of future cash inflows in the remaining coverage liability measured at discount rates.

-	Differences between the investment components that are expected to become payable in the period and the actual investment component that becomes payable in the period, measured at discount rates.

-	Changes in risk adjustment for non-financial risk that relates to future service.

-	The effect of currency exchange differences on the CSM.

-	The amount recognized as insurance income due to the transfer of insurance contract services in the period, determined by the allocation of the remaining CSM at the end of the reporting period (before any allocation) during the current coverage period and remaining.

For a group of insurance contracts with direct participation components, the amount of CSM to be reported in the books will be obtained by applying a series of adjustments to the value of the CSM of the previous period:

-	The effect of the new contracts added to the group.

-	The entity’s participation in the change in the fair value of the underlying elements.

-	Changes in compliance cash flows, such as a change in the entity’s loss experience and future expenses compared to those expected in the previous period.

-	The effect of currency exchange differences on the CSM.

-	The amount recognized as revenue from ordinary insurance activities due to the transfer of services in the period, determined by allocating the remaining contractual service margin at the end of the reporting period (before any allocation) over the current coverage period.

(b) Insurance activity expenses: for losses in onerous contract groups and reversals of these losses.

The Group will recognize a loss in the period’s results for the net outflow for the Group of onerous contracts, causing the Group’s liability book amount to equal the cash flows from compliance, with the Group’s contractual service margin being zero.

The loss component is released based on a systematic allocation of subsequent changes related to future service in compliance cash flows to:

(i)	The loss component; and

(ii) the remaining coverage liability excluding the loss component. The loss component is also updated for subsequent changes related to future service in estimates of compliance cash flows and risk adjustment for non-financial risk.

Systematic allocation of subsequent changes to the loss component results in total amounts allocated to the loss component being zero at the end of the coverage period of a contract group.

(c) Financial expenses and income from insurance: for the time value of money and financial risk effect.

The Group disaggregates financial income or expenses for insurance contracts issued for its immediate annuity and term life portfolios between profit or loss and OCI.

The impact of changes in market interest rates on the value of life insurance and related reinsurance assets and liabilities is reflected in OCI to minimize accounting mismatches between the accounting for financial assets and insurance assets and liabilities. The Group financial assets supporting the insurance portfolios issued are predominantly measured at amortized cost or fair value with changes in other comprehensive income. Financial income or expenses from reinsurance contracts issued by the Group are not disaggregated because the related financial assets are managed on a fair value basis and are measured at fair value with changes in income.

For presentation in the consolidated statement of financial position, the Group aggregates insurance and reinsurance contract portfolios that are assets or liabilities and presents them separately in the following items:

-	Reinsurance Contract Assets.

-	Insurance Contract Libility.

The presentation in the statement of comprehensive income is as follows:

-	Insurance service result (including insurance service income and expenses).

-	Underwriting (including income and expenses from reinsurance contracts).

-	Net financial expenses from insurance activity, presented in interest and similar expenses. See note 19.

The Company terminates insurance contracts when:

-	The rights and obligations relating to the contract are extinguished (i.e. released, canceled or expire).

Significant judgments and estimates.

The Group bases its assumptions and estimates on parameters derived from portfolio experience and these are used to prepare the financial statements. However, existing circumstances and assumptions about future developments could change due to changes in the market or circumstances beyond the Group’s control. Parameters are updated to reflect such changes in assumptions as necessary.

The Group reassesses the CSM in each period with the adjustment for the entity’s experience. Parameters used for estimating future cash flows are a comparison between current and estimated rates, and the following hypotheses are evaluated: mortality, longevity, disability, expenses, and lapses.

For the measurement of the present value of future cash flows, it is necessary to define discount rates that consistently reflect the time value of money.

For the general method, it should be noted that in each valuation, it will be necessary to have two types of differentiated interest rates for discounting cash flows:

-	Market rate or current valuation rate: the interest rate obtained from current market data and assumptions. The discount rate as of the valuation date will be equal to the risk-free rate of the corresponding currency plus the Matching Adjustment described later.

-	Established initial rate or Locked-In Rate (LiR): an interest rate defined at the time of initial recognition of the insurance contract and will remain fixed until the termination of it, and will be used to:

-	Measuring cash flows from fulfillment at initial valuation;

-	Determining the amount of financial expenses or income from insurance included in the income statement for the period;

-	Determining accrued interest on the CSM;

-	Determining the portion of the financial effect on Cashflows that will be imputed to interest on liabilities;

-	Measuring changes in the contractual service margin.

For the determination of the discount curve of the established initial rate on the initial recognition date of the contract, the Matching Adjustment methodology (calibration adjustment) will be used. This methodology starts from the assets that cover the Group’s liabilities. Conceptually, the Matching Adjustment is a spread added to the risk-free curve (RFR) for calculating the present value of the Group obligations. This differential will be calculated as the IRR of “de-risked” assets minus the IRR of liabilities, minus the average “Cost of Downgrade” of the portfolio, and an adjustment for sub-”Investment Grade” investments in the portfolio. The determination of the Matching Adjustment is made by product type and currency.

As of December 31, 2023, and December 31, 2022, the Group classified financial liabilities upon initial recognition as measured at amortized cost, except for financial liabilities at fair value through profit or loss. These liabilities include derivatives measured at fair value. Incurred interest is accrued in the “Interest and similar income” item in the consolidated statement of comprehensive income.

Likewise, at the time of initial recognition, Management may irrevocably designate financial liabilities as measured at fair value through profit or loss when one of the following criteria is met:

-	An inconsistency in measurement that would otherwise arise using different criteria for measuring assets or liabilities is eliminated or significantly reduced;

-	They are part of a group of financial liabilities that are managed and their performance is evaluated on a fair value basis, according to a documented investment or risk management strategy; or

-	The financial liability contains one or more embedded derivatives that significantly modify the cash flows otherwise required.

(i)	Reclassification of financial assets and liabilities –

The reclassification of financial assets will take place whenever the business model managing the financial assets changes. It is expected that this change will be very infrequent. These changes are determined by approval of the Group’s management as a result of external or internal changes, which must be significant to the Group’s operations and demonstrable to third parties. Financial liabilities are never reclassified.

When the Group changes its business model for managing financial assets, it will prospectively reclassify all affected financial assets from the date of reclassification. The Group will not restate previously recognized gains, losses, or interest (including gains or losses on impairment) recognized.

If the Group reclassifies:

-	A financial asset from the amortized cost measurement category to the fair value through profit or loss category: its fair value will be measured at the reclassification date. Any gain or loss arising from differences between the previous amortized cost of the financial asset and the fair value will be recognized in profit or loss for the period.

-	A financial asset from the fair value through profit or loss measurement category to the amortized cost category: its fair value at the reclassification date becomes its new gross carrying amount.

-	A financial asset from the amortized cost measurement category to the fair value through other comprehensive income category: its fair value will be measured at the reclassification date. Any gain or loss arising from differences between the previous amortized cost of the financial asset and the fair value will be recognized in other comprehensive income. The effective interest rate and the measurement of expected credit losses will not be adjusted as a result of reclassification.

-	A financial asset from the fair value through other comprehensive income measurement category to the amortized cost category, the financial asset will be reclassified at its fair value at the reclassification date. However, previously recognized accumulated gains or losses in other comprehensive income will be removed from equity and adjusted against the fair value of the financial asset at the reclassification date. As a result, the financial asset will be measured at the reclassification date as if it had always been measured at amortized cost. This adjustment affects other comprehensive income but not profit or loss for the period.

-	A financial asset from the fair value through profit or loss measurement category to the fair value through other comprehensive income category, the financial asset will continue to be measured at fair value.

-	A financial asset from the fair value through other comprehensive income measurement category to the fair value through profit or loss category, the financial asset will continue to be measured at fair value. The previously recognized accumulated gain or loss in other comprehensive income will be reclassified from equity to profit or loss for the period.

g)	De-recognition of financial assets and liabilities -

Financial assets:

A financial instrument is any agreement that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Group determined the classification of its financial instruments at the time of initial recognition.

All financial instruments are initially recognized at their fair value plus the incremental costs related to the transaction that are directly attributable to the purchase or issuance of the instrument, except in the case of financial assets or liabilities carried at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of the assets within a period established in accordance with regulations or conventions in the market (regular market deadlines) are recognized at the negotiation date, that is, the date on which the Group undertakes to buy or sell the asset.

As of December 31, 2023 and 2022, the Group classified financial assets into one of the categories defined by IFRS 9: financial assets at fair value through profit or loss, at fair value through other comprehensive income and at amortized cost based on:

-	The business model to manage financial assets and

-	The characteristics of the contractual cash flows of the financial asset

Business model -

It represents how financial assets are managed to generate cash flows and is not dependent on Management’s intention with respect to an individual instrument. Financial assets can be managed for the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To evaluate business models, the Group considers:

-	The risks that affect the performance of the business model and, in particular, the way in which these risks are managed.

-	How the performance of the business model and the financial assets held within this business model are evaluated and reported to key Group management personnel.

If cash flows after initial recognition are realized differently from the Group’s expectations, the classification of the remaining financial assets held in this business model is not modified.

When the financial asset is maintained in business models i) and ii) the application of the only principal and interest payments test is required - “SPPI”.

SPPI Test (Principal and Interest Payment Only) –

Evaluation of the cash flows generated by a financial instrument in order to verify whether the contractual conditions of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest. To conform to this concept, cash flows should include only consideration of the time value of money and credit risk. If the contractual terms introduce exposure to cash flow risk or volatility, such as exposure to changes in equity instrument prices or commodity prices, the financial asset is classified at fair value with changes in results. Hybrid contracts should be evaluated as a whole, including all built-in features. The accounting of a hybrid contract that contains an embedded derivative is carried out jointly, that is, the entire instrument is measured at fair value through profit or loss.

(i)	Financial assets at amortized cost –

A financial asset is classified at amortized cost if the following conditions are met:

-	It remains within a business model whose objective is to maintain the financial asset to obtain contractual cash flows, and

-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of principal and interest.

After initial recognition, financial assets in this category are valued at amortized cost, using the effective interest rate method, less any credit loss provision. The amortized cost is calculated taking into account any discount or premium incurred in the acquisition and fees that constitute an integral part of the effective interest rate. Interest income is included in the “Interest and similar income” item in the consolidated statement of income.

Financial assets at amortized cost include direct credits that are recorded when the funds are disbursed to clients, and indirect credits (contingent) that are recorded when the documents that support said credit facilities are issued. Likewise, the Group considers as refinanced or restructured those loans that change their payment schedule due to difficulties in payment by the debtor.

The impairment loss is calculated using the expected loss approach and is recognized in the consolidated statement of income in the item “Net gain on securities” for investments and in the item “Credit loss provision for loan portfolio” for credits.

The balance of financial assets, measured at amortized cost, is presented net of the provision for credit losses in the consolidated statement of financial position.

(ii)	Financial assets at fair value with changes in other comprehensive income –

The financial assets that the Group maintains in this category are: a) investments in debt instruments, and b) investments in equity instruments, for non-trading purposes, irrevocably designated in the initial recognition.

Investments in debt instruments -

A financial asset is classified and measured at fair value through other comprehensive income when the following conditions are met:

-	The financial asset is maintained within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets, and

-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of principal and interest.

After initial recognition, investments in debt instruments are measured at fair value, recording unrealized gains and losses in the consolidated statement of comprehensive income, net of the corresponding income tax and non-controlling interest, until the investment is sold; in which the accumulated gain or loss is recognized in the “Net gain on securities” item of the consolidated statement of income.

Interest is recognized in the consolidated statement of income in the item “Interest and similar returns” and is reported as interest income using the effective interest rate method.

When a debt instrument is designated in a fair value hedging relationship, any change in fair value due to changes in the hedged risk is recognized in “Interest and similar income” in the consolidated statement of income.

Foreign exchange gains or losses related to the amortized cost of the debt instrument are recognized in the consolidated statement of income, and those related to differences between the amortized cost and the fair value are recognized as part of the unrealized gain or loss. in the consolidated statement of comprehensive income.

The estimated fair value of investments in debt instruments is determined primarily on the basis of quotes or, in the absence of these, on the basis of discounted cash flows using market rates consistent with the credit quality and maturity of the debt instruments. the investment.

The loss due to impairment of investments in debt instruments is calculated using the expected loss approach and is recognized in the consolidated statement of comprehensive income with a charge to the item “Net gain on securities” of the consolidated statement of income; In this sense, it does not reduce the carrying amount of the financial asset in the consolidated statement of financial position, which is maintained at its fair value. The impairment loss recognized in the consolidated statement of comprehensive income is recycled in the consolidated statement of income upon derecognition of the debt instrument.

Investments in equity instruments, for non-trading purposes, irrevocably designated at the initial moment (equity instruments designated at the initial moment) -

At the time of initial recognition, the Group may make an irrevocable election to present equity instruments, which are not held for trading but for strategic purposes, in the category of “At fair value through other comprehensive income”.

After initial recognition, equity investments are measured at fair value, recording unrealized gains and losses in the consolidated statement of comprehensive income, net of the corresponding income tax and non-controlling interest, until the investment is sold, in which the accumulated gain or loss is transferred to the “Retained earnings” item of the consolidated statement of changes in equity; That is, they are never subsequently reclassified to the consolidated statement of income.

Consequently, capital instruments classified in this category do not require an impairment loss assessment.

Dividends are recognized when the right to collection has been established and are recorded in the “Interest and similar income” item in the consolidated statement of income.

(iii)	Financial assets at fair value through profit or loss –

Financial assets must be classified and measured at fair value through profit or loss unless they are classified and measured at “Amortized cost” or “At fair value through other comprehensive income”.

The financial assets that the Group maintains in this category are: a) Investments in debt instruments, b) investments in equity instruments for trading purposes, c) financial assets designated at fair value with changes in results from the moment of their recognition. initial, and d) derivative financial instruments for trading purposes.

Debt instruments -

Such instruments are classified in this category because: a) they are held for trading purposes, or b) their cash flows are not solely payments of principal and interest.

After initial recognition, they are measured at fair value, recording the changes in the “Net gain on securities” item in the consolidated statement of income. The accrued interest is calculated using the contractual interest rate and is recorded in the “Interest and similar income” item in the consolidated statement of income.

Capital instruments -

Equity instruments are classified and measured at fair value through profit or loss, unless an irrevocable election is made, at the time of initial recognition, to designate them at fair value through other comprehensive income.

After initial recognition, they are measured at fair value, recording the changes in the “Net gain on securities” item in the consolidated statement of income. Dividend income is recorded in the “Interest and similar income” item in the consolidated statement of income when the right to payment has been recognized.

Financial assets designated at fair value through profit or loss from the moment of initial recognition -

At the time of initial recognition, Management may irrevocably designate financial assets as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from the measurement of the assets or liabilities. or the recognition of their profits and losses on different bases.

After their initial recognition, they are measured at fair value, recording the changes in the consolidated statement of income.

As of December 31, 2023 and 2022, the Group classified financial liabilities in their initial recognition as measured at amortized cost, except in the case of financial liabilities at fair value through profit or loss. These liabilities include derivatives that are measured at fair value.

The interest incurred is accrued in the “Interest and similar income” item in the consolidated statement of income.

Likewise, at the time of initial recognition, Management may irrevocably designate financial liabilities as measured at fair value through profit or loss when one of the following criteria is met:

-	A measurement inconsistency that would otherwise arise when using different criteria to measure assets or liabilities is eliminated or significantly reduced; either

-	They are part of a group of financial liabilities, which are managed and their performance is evaluated on a fair value basis, in accordance with a documented investment or risk management strategy; either

-	The financial liability contains one or more embedded derivatives that significantly modify the otherwise required cash flows.

(iv)	Reclassification of financial assets and liabilities –

The reclassification of financial assets will take place as long as the business model that manages financial assets changes. This change is expected to be very infrequent. These changes are determined by approval of the Group’s management as a result of external or internal changes, which must be significant for the Group’s operations and demonstrable to third parties. Financial liabilities are never reclassified.

When the Group changes its business model for the management of financial assets, it will reclassify all affected financial assets prospectively from the reclassification date. The Group will not restate previously recognized gains, losses or interest (including impairment gains or losses).

If the Group reclassifies:

-	A financial asset from the amortized cost measurement category to that of fair value through profit or loss: its fair value will be measured on the reclassification date. Any gain or loss that arises due to differences between the previous amortized cost of the financial asset and the fair value will be recognized in the profit or loss of the period.

-	A financial asset from the fair value through profit or loss measurement category to the amortized cost category: its fair value on the reclassification date becomes its new gross carrying amount.

-	A financial asset from the amortized cost measurement category to that of fair value with changes in other comprehensive income: its fair value will be measured on the reclassification date. Any gain or loss that arises due to differences between the previous amortized cost of the financial asset and the fair value will be recognized in other comprehensive income. The effective interest rate and the measure of expected credit losses will not be adjusted as a result of the reclassification.

-	A financial asset from the measurement category of fair value with changes in other comprehensive income to that of amortized cost, the financial asset will be reclassified at its fair value on the reclassification date. However, accumulated gains or losses previously recognized in other comprehensive income will be eliminated from equity and adjusted against the fair value of the financial asset on the reclassification date. As a result, the financial asset will be measured on the reclassification date as if it had always been measured at amortized cost. This adjustment affects the other comprehensive income but not the result for the period.

-	A financial asset from the measurement category of fair value through profit or loss to fair value through other comprehensive income, the financial asset continues to be measured at fair value.

-	A financial asset from the measurement category of fair value through other comprehensive income to that of fair value through profit or loss, the financial asset continues to be measured at fair value.

-	The accumulated gain or loss previously recognized in other comprehensive income will be reclassified from equity to profit or loss for the period.

h)	Disposal of financial assets and liabilities –

Financial assets:

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full immediately to a third party under a pass-through arrangement; and the Group has also transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

When contractual rights to receive cash flows from the financial asset have been transferred, or a transfer agreement has been entered into, the Group assesses whether it has retained, and to what extent, the risks and benefits inherent in ownership of the asset. When the Group has neither transferred nor retained substantially all risks and benefits inherent in ownership of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continued involvement with the asset.

In that case, the Group also recognizes the related liability. The transferred asset and related liability are measured in such a way as to reflect the rights and obligations that the Group has retained.

Continued involvement in the form of a guarantee over the transferred asset is measured as the lower of (i) the carrying amount of the asset, and (ii) the maximum consideration received that the Group would be required to repay.

Financial liabilities:

A financial liability is derecognized when the obligation to pay is discharged, cancelled, or expires. When an existing financial liability is exchanged for another from the same borrower under significantly different terms (fails the 10% test established in IFRS 9), or the terms are substantially modified, such exchange or modification is treated as a derecognition of the original liability and a new liability is recognized, with the difference between the carrying amount of the initial financial liability and the consideration paid recognized in the consolidated statement of comprehensive income.

i)	Offsetting financial instruments -

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when there is a legally enforceable right to offset them and the Management intends to settle them on a net basis or to realize the asset and settle the liability simultaneously.

j)	Impairment of financial assets -

As of December 31, 2023, and December 31, 2022, the Group applies a three-stage approach to measure the provision for credit losses, using an expected credit loss impairment model as set out in IFRS 9, for the following categories:

-	Financial assets at amortized cost.

-	Debt instruments classified as investments at fair value through other comprehensive income.

-	Indirect loans presented in contingent accounts.

Financial assets classified or designated at fair value through profit or loss and equity instruments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets migrate through three stages based on changes in credit risk from initial recognition.

Expected credit loss impairment model –

Calculations of credit losses result from models with a series of underlying assumptions regarding the choice of variable inputs and their interdependencies. The expected credit loss impairment model reflects the present value of all cash shortfall events related to default events, either (i) over the following twelve months or (ii) over the expected life of a financial instrument depending on credit impairment from inception. Expected credit loss reflects a probability-weighted outcome considering a range of multiple outcomes based on reasonable and supported forecasts.

Provisions for credit losses will be measured at each reporting date following a three-stage expected credit loss model based on the degree of credit deterioration from inception:

-	Phase 1: Financial assets whose credit risk has not increased significantly since initial recognition will recognize a reserve for losses equivalent to the credit losses expected to occur from defaults in the next 12 months. For instruments with a maturity of less than 12 months, a default probability corresponding to the remaining term to maturity is used.

-	Phase 2: Financial assets that have experienced a significant increase in credit risk compared to initial recognition but are not considered impaired will recognize a loss reserve equivalent to the expected credit losses that are expected to occur during the remaining life of the asset.

-	Phase 3: Financial assets with credit impairment at the reporting date will recognize a loss reserve equivalent to the expected credit losses over the entire life of the asset. Interest income will be recognized based on the carrying amount of the asset, net of the credit loss provision.

Measurement of expected loss –

The measurement of expected credit loss is primarily based on the product of the probability of default (PD), the loss given default (LGD), and the exposure at default (EAD), discounted to the reporting date and considering expected macroeconomic effects and all in accordance with the new regulations.

The details of these statistical parameters are as follows:

-	PD: It is an estimate of the probability of default over a specified time horizon. Default can only occur at a given point in time during the estimated remaining life, provided the financial asset has not been derecognized previously and still remains in the portfolio.

-	LGD: It is an estimate of the loss that occurs in the event of default at a given point in time. It is based on the difference between contractual cash flows owed and those the lender would expect to receive, including from the realization of any collateral. It is typically expressed as a percentage of the EAD.

-	EAD: It is an estimate of exposure at a future default date, taking into account expected changes in exposure after the reporting date, including principal and interest repayments, either scheduled by contract or otherwise, and interest accrued for overdue payments.

The fundamental difference between credit loss considered in Phase 1 and Phase 2 is the PD horizon. Phase 1 estimates use a 12-month horizon, while those in Phase 2 use an expected loss calculated with the remaining term of the asset and consider the effect of significant risk increase. Finally, in Phase 3, the expected loss will be estimated based on the best estimate (“ELBE”), given the status of the collection process for each asset.

Changes from one phase to another –

The classification of an instrument as phase 1 or phase 2 depends on the concept of “significant increase in credit risk” on the reporting date compared to the origination date; in this sense, the definition used considers the following criteria:

-	If it is more than 30 days late.

-	If the probability of default (“PD”) at the reporting date exceeds the PD at the origination date by 50% (absolute thresholds) in all portfolios.

-	If the PD at the reporting date exceeds the PD at the origination date at an individualized level for each risk level and by portfolio (relative thresholds).

-	The follow-up, alert and monitoring systems for risk portfolios that depend on the current risk policy in Wholesale and Retail Banking are integrated.

Additionally, all accounts classified as defaults at the reporting date are considered Phase 3. Assessments of significant risk increase from initial recognition and credit impairment are independently conducted at each reporting date. Assets can move in both directions from one phase to another. Reference added: See further detail in note 30.1(c).

Prospective Information –

The measurement of expected credit losses for each phase and the assessment of significant increases in credit risk must consider information about past events and current conditions, as well as projections of future events and economic conditions. For estimating risk parameters (PD, LGD, EAD) used in calculating the provision in Phases 1 and 2, macroeconomic variables that differ between portfolios were included. These projections have a three-year period and, additionally, a long-term projection.

The estimation of expected loss for Phases 1, 2, and 3 will be a weighted estimate considering three future macroeconomic scenarios. Base, optimistic, and pessimistic scenarios are based on macroeconomic projections provided by the internal economic studies team and approved by Senior Management. This same team also provides the probability of occurrence of each scenario. It should be noted that the scenario design is adjusted at least once a year, possibly more frequently if environmental conditions require.

Macroeconomic Factors –

In its models, the Group relies on a wide range of prospective information as economic inputs, such as gross domestic product (GDP) growth, unemployment rates, central bank base rates, among others. The inputs and models used to calculate expected credit losses may not always capture all market characteristics at the date of the financial statements. To reflect this, qualitative adjustments or overlays may be made using expert judgment.

Expected Lifetime –

For instruments in Phase 2 or 3, loss reserves will cover expected credit losses during the instrument’s lifetime. For most instruments, the expected lifetime is limited to the remaining term of the product, adjusted for expected prepayments. For revolving products, an analysis was conducted to determine the expected lifetime period.

Presentation of Credit Loss Provision in the Statement of Financial Position –

-	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of financial assets;

-	Debt instruments measured at fair value through other comprehensive income: no provision is recognized in the statement of financial position because the carrying amount of these assets is their fair value; however, the expected credit loss is presented in accumulated other comprehensive income;

-	Indirect credits: the provision for credit loss is presented under “Other liabilities” in the statement of financial position.

Renegotiated Credits –

When a credit is modified, it is not considered past due but maintains its previous classification as impaired or unimpaired. If the borrower complies with the new agreement for the next six months, and the analysis of their repayment capacity supports a new risk rating improvement, the credit is classified as unimpaired. If after the credit is modified, the borrower defaults on the new agreement, it is considered impaired and past due. See further detail in note 30.1(c).

k)	Business Combinations –

Business combinations are accounted for using the acquisition method as set out in IFRS 3 “Business Combinations”, regardless of whether they are equity instruments or other acquired assets.

The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value at the acquisition date, and the amount of any non-controlling interest in the acquired entity. For each business combination, the Group decides whether the non-controlling interest in the acquired entity should be measured at fair value or at the proportionate share of the identifiable net assets of the acquired entity. Acquisition-related costs are recognized as expenses and included in the “Administrative expenses” line item in the consolidated statement of profit or loss.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for proper classification and naming in accordance with contractual terms, economic circumstances, and conditions relevant at the acquisition date. This includes the separation of implicit derivatives in contracts entered into by the acquiree.

Any contingency transferred by the acquirer must be recognized at its fair value at the acquisition date. The contingency classified as a financial instrument and within the scope of IFRS 9: “Financial Instruments” is measured at fair value through profit or loss or other comprehensive income in the consolidated statement of profit or loss or in the consolidated statement of comprehensive income. If the contingency is classified as equity, it should not be remeasured, and its subsequent settlement is accounted for within equity.

The acquisition of the non-controlling interest is recognized directly in equity; the difference between the amount paid and the net assets acquired is recognized as an equity transaction. Therefore, the Group does not recognize any additional goodwill after acquiring the non-controlling interest, nor does it recognize a gain or loss on the sale of the non-controlling interest.

If there is a contractual obligation to acquire the shares of the non-controlling interest through a put option, the Group will initially recognize a liability at fair value through profit or loss equivalent to the market value of the non-controlling interest against the “Reserves and others” account in equity. After initial recognition, the liability is measured at fair value, recording changes in the statement of profit or loss until the option is exercised. If the option expires without being exercised, the liability is derecognized, adjusting equity.

The equity attributable to the non-controlling interest is presented separately in the consolidated statement of financial position. Profit attributable to the non-controlling interest is presented separately in the consolidated statement of profit or loss and in the consolidated statement of comprehensive income.

If the business combination is achieved in stages, the acquisition date and previous interest in the acquiree are remeasured at fair value at the acquisition date. Gains or losses arising from such remeasurement are recognized in profit for the period. Likewise, in accordance with IFRS 3, from the acquisition date of a company not under common control, the acquirer has a 12-month period to make adjustments to the initial recognition of goodwill.

Combinations of Entities under Common Control

A business combination between entities or businesses under common control is outside the scope of IFRS 3, as it represents a business combination in which all entities or businesses being combined are ultimately controlled by the same party or parties, both before and after the business combination. In these transactions, the Group recognizes acquired assets under the pooling of interest method, whereby the assets and liabilities of the combined companies are reflected at their carrying values and no goodwill is recognized as a result of the combination.

The consolidated financial statements of the Group have been presented considering the aforementioned.

l)	Intangibles –

They mainly comprise internal developments and acquisitions of software licenses used by the Group. Such intangibles are initially recognized at cost and are amortized using the straight-line method over their estimated useful life (between 3 and 5 years).

Intangible assets identified as a result of the acquisition of subsidiaries are recognized in the consolidated statement of financial position at their estimated market value determined on the acquisition date and are amortized using the straight-line method over their estimated useful life, as follows:

Estimated useful life in years

Client relationship - Prima AFP (AFP Unión Vida)	20.0
Client relationship – Credicorp Capital Holding Chile (Inversiones IMT)	22.0
Client relationship - Edyficar Peru	10.0
Client relationship - Ultraserfinco	9.2
Client relationship – Mibanco	7.0
Brand - Mibanco	25.0
Brand – Joinnus	20.0
Brand - Culqi	5.0
Fund manager contract - Credicorp Capital Colombia	20.0 and 28.0
Fund manager contract - Credicorp Capital Holding Chile (Inversiones IMT)	11.0 and 24.0
Fund manager contract - Ultraserfinco	23.0
Core deposits - Mibanco	6.0
Others	Between 2.0 and 7.5

The period and method of amortization of intangible assets are reviewed at the end of each period. If they differ from the expected useful life of previous estimates, the amortization period should be changed to reflect the change. If there is any change in the expected pattern of future economic benefits embodied in the asset, the amortization method should reflect these changes.

Gains or losses arising from the disposal of an intangible asset are measured as the difference between the net proceeds from the disposal of the asset and the carrying amount of that asset and are recognized in the consolidated statement of income on the date the asset is derecognized.

m)	Goodwill –

Goodwill is the excess of the sum of the consideration transferred and the fair value recognized for the acquisition of the net assets acquired and liabilities assumed. If the fair value of the net assets acquired exceeds the consideration transferred, the gain will be recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating unit (CGU) of the Group that is expected to benefit from the business combination, regardless of whether other assets or liabilities of the acquired entity have been allocated to these units.

If goodwill has been allocated to a cash-generating unit and part of the assets with which that unit operates is disposed of, the goodwill and the disposed assets are included in the transaction’s carrying amount when determining the loss or disposal. Under these circumstances, disposed goodwill is measured based on the relative value of the disposed assets and the portion of the retained cash-generating unit.

The impairment of goodwill is determined by evaluating the recoverable amount for each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. Impairment losses related to goodwill cannot be reversed in future periods.

n)	Impairment of Non-Financial Assets –

The Group assesses, at each reporting date, whether there is any indication that an asset may be impaired in value. If there is any indication or when an annual impairment test of an asset is required, the Group estimates the recoverable amount of the asset. The recoverable amount of an asset is the higher of the asset or CGU’s fair value less costs of disposal and its value in use and is determined for each asset individually, unless the asset generates cash flows that are largely independent of those of other assets or group of assets.

When the carrying amount of an asset or its CGU exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is reduced to its recoverable amount. When assessing the value in use, future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the specific risks of the asset. For the determination of fair value less costs of disposal, recent market transactions, if any, are taken into account. If such transactions cannot be identified, a valuation model that is appropriate is used. These calculations are verified against valuation multiples, stock quotes for subsidiaries listed on the stock exchange, and other available indicators of fair value.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date of whether there are indications that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group estimates the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined net of depreciation, as if no impairment had been recognized in previous years. Such reversal is recorded in the consolidated statement of income.

o)	Bank Acceptances –

Customer debt for acceptances corresponds to accounts payable by customers for import and export transactions, the obligations of which have been accepted by the Group. Obligations to be assumed by the Group are recorded as liabilities.

p)	Financial Guarantees -

In the ordinary course of business, the Group provides financial guarantees, such as letters of credit, guarantees, and bank acceptances. Financial guarantees are initially measured at fair value, which is equivalent to the initial consideration received; likewise, letters of credit and guarantees are recorded in the “Other Liabilities” line item of the consolidated statement of financial position and bank acceptances are presented in the consolidated statement of financial position. Subsequent to initial recognition, the Group’s liability for each guarantee is measured at the higher of the amount recognized initially, less the accumulated amortization recognized in the consolidated statement of income, and the best estimate of the expense required to settle any obligation arising from the financial guarantee.

Any increase in the liability related to a financial guarantee is included in the consolidated statement of income. The consideration received is recognized in the “Commissions and Fees” line item of the consolidated statement of income, based on its straight-line amortization over the term of the granted financial guarantee.

q)	Provisions –

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event, and it is probable that resources will be required to settle that obligation, and the amount can be determined in a reliable manner.

The expense related to any provision is presented in the consolidated statement of income net of any reimbursement. If the effect of the time value of money is material, the provision is discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision over time is recognized as a financial cost.

r)	Contingencies –

Contingent liabilities are not recognized in the consolidated financial statements. These are disclosed in notes unless the possibility of a payout is remote. Contingent assets are not recorded in the financial statements; these are disclosed if it is probable that an inflow of economic benefits will occur.

s)	Income Tax –

Income tax is calculated based on the individual financial statements of each Group entity.

Deferred income tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and those determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which these differences are expected to be recovered or settled. The measurement of deferred assets and liabilities reflects the tax consequences derived from how Credicorp and its Subsidiaries expect to recover or settle the value of their assets and liabilities at the date of the consolidated statement of financial position.

The carrying amount of deferred tax assets and liabilities may change, even when the amount of temporary differences has not changed, due to a change in the income tax rate. The effect of the change in deferred tax, corresponding to the rate change, will be recognized in the consolidated statement of income for the period, except for items previously recognized outside the consolidated statement of income (either in other comprehensive income or directly in equity).

Deferred tax assets and liabilities are recognized regardless of the time it is estimated that temporary differences are offset. Deferred assets are recognized when it is probable that there will be sufficient future tax benefits for the temporary difference to be applied. At the date of the consolidated statement of financial position, Credicorp and its Subsidiaries assess unrecognized deferred assets and the balance of recognized ones.

Credicorp and its Subsidiaries determine their deferred tax based on the tax rate applicable to their undistributed profits, recognizing any additional tax for dividend distribution on the date the liability is recognized.

Deferred tax assets and liabilities are offset if there is a legal right to offset them and the deferred taxes are related to the same taxable entity and the same tax authority.

t)	Earnings for Share –

Basic earnings per share are calculated by dividing the net income for the year attributable to Credicorp shareholders by the weighted average number of common shares outstanding during the period, excluding common shares purchased and held as treasury shares.

Diluted earnings per share are calculated by dividing the net income for the year attributable to Credicorp shareholders by the weighted average of common shares outstanding during the period, excluding common shares purchased and held as treasury shares, plus the weighted average of common shares that would have been issued if all potential dilutive common shares had been converted into common shares.

u)	Derivative Financial Instruments and Accounting Hedging –

Negotiable –

The Group trades derivative financial instruments to meet the needs of its clients. The Group may also take positions with the expectation of to benefit from favorable movements in prices, rates, or indices.

Part of the derivative transactions that provide effective economic hedges under the Group’s risk management positions do not qualify as hedges under the specific rules of IFRS 9 and are therefore treated as derivatives for trading purposes.

Derivative financial instruments are initially recognized in the consolidated statement of financial position at fair value and subsequently measured at fair value. Fair values are obtained based on market exchange rates and interest rates. All derivatives are considered assets when fair value is positive and liabilities when fair value is negative. Gains and losses from changes in fair value are recorded in the consolidated statement of income.

Hedging -

The Group uses derivative instruments to manage its exposure to interest rates and foreign currency. In order to manage specific risks, the Group applies hedge accounting for transactions that meet the specific criteria for it.

According to IFRS 9, to qualify as hedging transactions, all the following conditions must be met:

-	The hedging relationship consists only of hedging instruments and eligible hedged items.

-	At the beginning of the hedging relationship, there is a formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy to undertake the hedge. This documentation will include the identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the entity will assess whether the hedging relationship meets the hedge effectiveness requirements.

The hedging relationship meets all of the following hedge effectiveness requirements:

-	There is an economic relationship between the hedged item and the hedging instrument.

-	The effect of credit risk does not dominate the value changes that come from this economic relationship.

-	The hedge ratio of the hedging relationship is the same as that arising from the amount of the hedged item that the entity actually hedges and the amount of the hedging instrument that the entity actually uses to hedge that amount of the hedged item.

The accounting treatment is established according to the nature of the hedged item and the fulfillment of the hedging criteria.

(i) Cash flow hedges -

The effective portion of the cumulative gain or loss on the hedging instrument is recognized directly in other comprehensive income in the “Cash flow hedge reserve” line of the consolidated statement of changes in equity, and is reclassified to the consolidated statement of income in the same period or periods in which the hedged transaction affects results; that is, when the income or financial expenses related to the hedge are recorded, or when an anticipated transaction occurs.

The part of the gain or loss on derivatives that represents the ineffective portion is recognized immediately in the consolidated statement of income.

Amounts originally recorded in other comprehensive income and subsequently reclassified to the consolidated statement of income are recorded in the corresponding expense or income lines in which the hedged item is reported.

If the anticipated transaction or firm commitment is no longer expected to occur, the cumulative gain or loss in the cash flow hedge reserve is transferred to the consolidated statement of income. If the derivative expires or is sold, settled, or exercised without replacement or renewal, or if its designation as a hedge has been revoked, any unrealized gain or loss accumulated in the cash flow hedge reserve remains in that reserve until the anticipated transaction or firm commitment affects results. At the same time, the derivative is recognized as a tradable derivative financial instrument.

(ii) Fair value hedges -

The change in the fair value of a fair value hedge and the change in the fair value of the hedged item attributable to the hedged risk are recorded by affecting the book value of the hedged item and are recognized in the consolidated statement of income.

For fair value hedges related to items recorded at amortized cost, any adjustment to the book value of such items as a result of hedge discontinuation will be amortized through the consolidated statement of income over the remaining term of the hedge. Amortization at the effective interest rate may begin as soon as an adjustment occurs, but no later than when the hedged item is no longer adjusted for changes in its fair value attributable to the hedged risk.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated statement of income.

If a hedging instrument expires, is sold, settled, or exercised, or if its designation as a hedge no longer meets the criteria to be recorded as such, the hedging relationship is terminated. For fair value hedges related to items recorded at amortized cost, the difference between the fair value and the book value of the hedged item at the end and the face value is amortized over the remaining term of the initial hedge, using the effective interest rate. If the hedged item is derecognized, the unamortized fair value is immediately recognized in the consolidated statement of income. At the same time, the derivative is recognized as a tradable derivative financial instrument.

(iii) Foreign currency net investment hedges -

Foreign currency net investment hedges are accounted for similarly to cash flow hedges.

Any gain or loss on the hedging instrument related to the effective portion of the hedge is recognized in other comprehensive income and accumulated in the “Translation of operations abroad” line of the consolidated statement of changes in equity. The gain or loss related to the ineffective portion is recognized immediately in the consolidated statement of income within “Other income” or “Other expenses”.

Accumulated gains and losses in the consolidated statement of changes in equity are reclassified to the consolidated statement of income when the net investment abroad is disposed of or partially sold.

(iv) Implicit derivatives -

Implicit derivatives in a principal (or host) contract are treated as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the principal contract and such principal contract is not held for trading or measured at fair value with effect on income.

The Group has investments indexed to certain liabilities from life insurance contracts, called “Investment Link”. These instruments have been classified by the Group since their initial recognition as “Financial instruments at fair value with changes in income”.

v)	Fair value measurement -

Fair value is the price that would be received for selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability takes place, either:

-	In the principal market for the asset or liability, or
-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or most advantageous market must be accessible to the Group. Also, the fair value of a liability reflects its default risk.

When available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is considered active if transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on a continuous basis.

If there is no quoted price in an active market, the Group uses valuation techniques that maximize the use of relevant observable data and minimize the use of unobservable data.

The valuation technique chosen incorporates all factors that market participants would consider when setting the price of a transaction.

All assets and liabilities for which fair values are determined or disclosed in the consolidated financial statements are classified within the fair value hierarchy, described below, based on the lowest level of data used that is significant to the fair value measurement as a whole:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2: Valuation techniques by which the lowest level of information that is significant to the fair value measurement is directly or indirectly observable.

-	Level 3: Valuation techniques by which the lowest level of information that is significant to the fair value measurement is not observable.

The Group determines for assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, whether transfers occurred between different levels within the hierarchy by reviewing the categorization at the end of each reporting period.

For fair value disclosure purposes, the Group has determined the classes of assets and liabilities based on the nature, characteristics, and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Also, the fair value of financial instruments measured at amortized cost is disclosed in note 30.11(b).

w)	Segment information -

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specific criteria.

Operating segments are a component of an entity for which separate financial information is available and is evaluated periodically by the chief operating decision-maker (“CODM”) related to the allocation of resources and performance evaluation. The Group discloses the same financial information that is used internally to assess the performance of operating segments and decide how to allocate resources to segments, note 27.

x)	Fiduciary activities, fund management, and pension funds -

The Group provides custody, administration, investment management, and advisory services to third parties that result in holding or lending assets on their behalf. These assets and the results on them are excluded from the consolidated financial statements, as they are not Group assets, note 30.12.

Commissions generated by this activity are included in the “Commissions and fees” line of the consolidated statement of income.

y)	Cash and cash equivalents -

For the purposes of the consolidated statement of cash flows, cash and cash equivalents correspond to cash balances, funds deposited with central banks, “overnight” deposits, interbank funds, and deposits with maturities of three months or less from the acquisition date, excluding restricted funds, see note 4(a).

Guarantee funds committed as part of a repurchase agreement are presented in the “Guarantee funds, repurchase agreements, and financing with securities” line of the consolidated statement of financial position, see note 5(a).

Guarantee funds committed in trading of derivative financial instruments are presented in the “Other assets” line of the consolidated statement of financial position, see note 12(c).

Unrealised gains and losses arising from changes in foreign currency exchange rates are not cash flows. However, the effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is reported in the statement of cash flows in order to reconcile cash and cash equivalents at the beginning and the end of the period. This amount is presented separately from cash flows from operating, investing and financing activities and includes the differences, if any, had those cash flows been reported at end of period exchange rates.

z)	Repurchase and resale agreements and loans and financing with securities -

Securities sold under agreements to repurchase on a specific future date are not derecognized from the consolidated statement of financial position because the Group retains substantially all risks and benefits inherent in ownership. The cash received is recorded as an asset in the “Available funds” line, and the corresponding obligation to return it, including accrued interest, is recorded as a liability in the “Accounts payable for repurchase agreements and securities loans” line, reflecting the economic substance of the operation as a loan received by the Group. The difference between the selling price and the repurchase price is accrued during the contract term using the effective interest rate method and is recorded in the “Interest and similar expenses” line of the consolidated statement of income.

As part of this transaction, the Group delivers assets as collateral. When the counterparty receives securities and has the right to sell them or re-deliver them as collateral, the Group reclassifies these securities to the “Investments at fair value with changes in other comprehensive income under collateral” or “Investments at amortized cost under collateral” lines, as appropriate, in the consolidated statement of financial position. When the counterparty receives guarantee funds that will be restricted until the contract maturity, the Group reclassifies such cash to the “Guarantee funds, repurchase agreements, and financing with securities” line of the consolidated statement of financial position. When the counterparty receives credit portfolios as collateral, the Group maintains these credits in the “Credit portfolio, net” line in the statement of financial position, the control of which is kept in off-balance sheet accounts.

On the other hand, securities purchased under agreements to resell on a specific future date are not recognized in the consolidated statement of financial position. The cash granted is recorded as an outflow of an asset from the “Available funds” line, and the corresponding right to collect it, including accrued interest, is recorded in the “Guarantee funds, repurchase agreements, and financing with securities” line, reflecting the economic substance of the operation as a loan granted by the Group. The difference between the purchase price and the resale price is accrued during the contract term using the effective interest rate method and is recorded in the “Interest and similar income” line of the consolidated statement of income.

If securities purchased under a resale agreement are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the “Financial liabilities at fair value with changes in income” line of the consolidated statement of financial position, and is measured at fair value, recording gains or losses in the “Net gain on securities” line of the consolidated statement of income.

Loans and financing are usually secured by securities. The transfer of securities to counterparties is only reflected in the consolidated statement of financial position if the risks and benefits inherent in ownership are also transferred.

aa)	International Financial Reporting Standards issued, but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not yet effective as of December 31, 2023.

Modifications to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify the following points:

-	The meaning of the right to defer settlement of a liability.

-	That the right to defer settlement of the liability must exist at the end of the period.

-	That classification is not affected by the probability that the entity will exercise its right to defer settlement of the liability.

-	That only if any implicit derivative in a convertible liability represents an equity instrument in itself, the terms of the liability would not affect its classification.

In addition, a disclosure requirement was introduced when a liability derived from a loan agreement is classified as non-current and the entity’s right to defer settlement is subject to the fulfillment of future commitments within a period included in a twelve-month period.

The amendments will be effective for periods beginning on or after January 1, 2024, and must be applied retrospectively. The Group is assessing the impact these amendments will have on its current practices.

The amendments are not expected to have a material impact on the Group’s financial statements.

Supplier Financing Agreements - Modifications to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier financing arrangements and require additional information about such arrangements to be disclosed. The objective of the disclosure requirements imposed by the amendments is to help users of financial statements have a better understanding of the effects of supplier financing arrangements on liabilities, cash flows and exposure to liquidity risk. of an entity.

The amendments will be effective for annual periods beginning on or after January 1, 2024. Early application is permitted as long as this fact is disclosed.

The amendments are not expected to have a material impact on the Group’s financial statements.

There are no other standards and amendments to standards that have not yet come into force and that are expected to have a significant impact on the Group, either in the current or future period, as well as in foreseeable future transactions.

4	CASH AND DUE FROM BANKS

a)	The composition of the item is presented below:

	2023	2022
	S/(000)	S/(000)

Cash and clearing (b)	5,227,446	5,410,294
Deposits with Central Reserve Bank of Peru (BCRP) (b)	23,673,777	24,160,723
Deposits with Central Reserve Bank of Bolivia and bank Republic of Colombia (b)	1,397,469	634,684
Deposits with foreign banks (c)	2,951,396	2,582,838
Deposits with local banks (c)	600,180	1,009,997
Interbank funds	-	269,314
Accrued interest	70,346	53,112
Total cash and cash equivalents	33,920,614	34,120,962
Restricted funds	10,334	62,878
Total cash	33,930,948	34,183,840

Cash and cash equivalents presented in the consolidated statement of cash flows exclude restricted funds, see note 3(y).

b)	Cash, clearing and deposits with Central Banks and Bank of the Republic -

These accounts mainly include the legal cash requirements that Subsidiaries of Credicorp must keep to be able to honor their obligations with the public. The composition of these funds is as follows:

	2023	2022
	S/(000)	S/(000)

Legal cash requirements (i)
Deposits with Central Reserve Bank of Peru	21,182,492	21,103,687
Deposits with Central Reserve Bank of Bolivia	1,352,378	628,399
Deposits with Republic Bank of Colombia	45,091	6,285
Cash in vaults of Bank	4,490,602	4,714,275
Total legal cash requirements	27,070,563	26,452,646

Additional funds
Overnight deposits with Central Reserve Bank of Peru (ii)	1,546,478	2,013,703
Term deposits with Central Reserve Bank of Peru (iii)	-	545,000
Cash in vaults of Bank and others	736,844	696,019
Other Deposits BCRP	944,807	498,333
Total additional funds	3,228,129	3,753,055
Total	30,298,692	30,205,701

(i)	As of December 31, 2023 cash and deposits that generate interest subject to legal cash requirements in local and foreign currency are subject to an implicit rate of 6.01 percent and 34.87 percent, respectively, on the total balance of obligations subject to legal cash requirements, as required by the BCRP; as of December 31, 2022, 6.01 percent and 34.55 percent, respectively.

As of December 31, 2023, part of the additional reserve funds in dollars at a variable rate amounting to US$150.0 million, equivalent to S/556.4 million, have cash flow coverage through interest rate swaps (IRS), through which said funds are converted into dollars at a fixed rate, see note 12(c).

The reserve funds, which represent the minimum mandatory, do not earn interest; however, the mandatory reserve deposited in BCRP in excess of minimum mandatory, earns interests at a nominal rate established by BCRP.

In Management’s opinion, the Group has complied with the calculation legal cash requirements established by current regulations.

(ii)	As of December 31, 2023, the Group maintains four “overnight” deposits with the BCRP, of which one is denominated in soles in amount of S/1,160.0 million and two are denominated in U.S. Dollar in amount of US$104.2 million, equivalent to S/386.5 million. At said date, the deposit in soles and deposits in U.S. Dollar accrue interest at annual rates of 4.00 percent and 5.34 percent, respectively, and have maturities at 5 days.

As of December 31, 2022, the Group maintained three “overnight” deposits with the BCRP, which one were denominated in soles in amount of S/35.0 million and two in US Dollar in amount of US$518.8 million, equivalent to S/1,978.7 million. At said date, deposits in soles and deposits in U.S. Dollar accrued interest at annual rates of 5.25 percent and 4.39, respectively, and had maturities at 4 days.

(iii)	As of December 31, 2023, the Group no maintains term deposits with the BCRP. As of December 31, 2022, the group held four term deposits denominated in soles, accruing interest at an annual rate between 7.30 percent and 7.49 percent and expired on January 3, 2023.

c)	Deposits with local and foreign banks -

Deposits with local and foreign banks mainly consist of balances in soles and U.S. Dollar; these are cash in hand and earn interest at market rates. As of December 31, 2023 and 2022 Credicorp and its Subsidiaries do not maintain significant deposits with any bank.

5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWING AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITIES LENDING

a)	We present below the composition of cash collateral, reverse repurchase agreements and securities borrowing:

	2023	2022
	S/(000)	S/(000)

Cash collateral on repurchase agreements and security lendings (i)	607,639	649,769
Reverse repurchase agreement and security borrowings	719,722	452,087
Receivables for short sales	83,286	-
Total	1,410,647	1,101,856

(i)	As of December 31, 2023, the balance mainly comprises cash guarantees in U.S. Dollar and Bolivianos. Cash guarantees were delivered to the Central Bank of Bolivia, in Bolivians and U.S. Dollar for the equivalent of S/590.7 million (S/424.8 million, as of December 31, 2022). As of December 31, 2022, cash collateral for approximately US$52.5 million, equivalent to S/200.4 million to secure a borrowing in Soles of approximately S/185.0 million.

Cash collateral granted bears interest at an average annual effective interest rate according to market rates. The related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see paragraph (c) below.

(ii)	Credicorp, mainly through its subsidiaries, provides financing to its customers through reverse repurchase agreements and securities borrowing, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		2023						2022
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Instruments issued by the Colombian Government	Colombian peso	6.09	-	603,441	82,075	685,516	687,878	4.66	-	205,480	26,979	232,459	254,226
Other instruments	Several	0.96	6,722	25,585	1,899	34,206	34,223	1.69	42,616	128,232	48,780	219,628	218,859
			6,722	629,026	83,974	719,722	722,101		42,616	333,712	75,759	452,087	473,085

b)	Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and securities lending” by selling financial instruments and committing to repurchase them at future dates, including interest at a fixed rate. The details of said transactions are as follows:

		2023						2022
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Debt instruments, cash and credit portfolio (c)			-	9,582	8,596,559	8,606,141	9,268,346		-	64,273	12,268,416	12,332,689	12,449,218
Instruments issued by the Colombian Government	Colombian pesos	6.22	-	1,410,328	-	1,410,328	1,408,486	6.12	-	539,731	-	539,731	536,398
Instruments issued by the Chilean Government	Chilean pesos	0.75	57,066	-	-	57,066	57,095	0.96	38,192	-	-	38,192	38,192
Other instruments		6.91	41,056	53,836	-	94,892	94,659	3.77	15,840	40,273	-	56,113	56,193
			98,122	1,473,746	8,596,559	10,168,427	10,828,586		54,032	644,277	12,268,416	12,966,725	13,080,001

c)	As of December 31, 2023, and 2022, the Group has repurchase agreements secured with: (i) cash, see Note 4(a), (ii) investments, see Note 6(b), and (iii) loans, see Note 7(a). This item consists of the following:

		2023			2022
			Carrying			Carrying
Counterparties	Currency	Maturity	amount	Collateral	Maturity	amount	Collateral
			S/(000)			S/(000)

BCRP	Sol	January 2024 / September 2025	5,436,564	Investments and credit portfolio	January 2023 / September 2025	3,263,472	Investments and credit portfolio
BCRP - Reactiva Perú (*)	Sol	May 2024 / December 2025	1,779,934	Loans guaranteed by National Government	May 2023 / December 2025	6,981,698	Loans guaranteed by National Government
Banco Central de Bolivia	Boliviano	December 2024 / March 2025	590,715	Cash	January 2023 / December 2023	424,822	Cash
Natixis S.A.	Sol	August 2028	270,000	Investments	August 2028	270,000	Investments
Citigroup Global Markets Limited (i)	U.S. Dollar	August 2026	166,905	Investments	August 2026	171,630	Investments
BCRP - Reactiva Perú Especial (*)	Sol	June 2024 / December 2025	133,309	Loans guaranteed by National Government	June 2023 / December 2025	793,734	Loans guaranteed by National Government
Natixis (ii)	U.S. Dollar	August 2026	92,725	Investments	August 2026	95,350	Investments
Banco de la República	Colombian peso	January 2024	9,569	Investments	January 2023	58,955	Investments
BCRP, note 5(a)(i)	Sol	-	-	-	March 2023	185,000	Cash with BCRP
Other minors	-	-	-	-	January 2023	5,099	Investments
Accrued interest			126,420			82,929

			8,606,141			12,332,689

(*)       Throug Repo Operations, BCP and MiBanco sell representing credit securities guaranteed by the BCRP, they receive soles and are obliged to buy them back at a later date. The credit representing securities with guarantee of the National Government may have the form of a portfolio of credit representing titles or of Certificates of Participation in trustee of the loan portfolio guaranteed by the National Government (Reactiva Especial). The BCRP will charge a fixed interest annual rate in soles of 0.50 percent for the operation and will include a grace period of twelve months without payment of interest or principal. As of December 31, 2023, the total credits granted through the Reactiva Peru program are S/2,877.2 million (S/8,877.2 million, as of December 31, 2022), see Note 7(a).

As of December 31, 2023, said operations accrue interest at fixed and variable rates between 0.50 percent and 13 percent and SOFR 7.42 percent and 7.63 percent, (between 0.50 percent and 12.84 percent and between Libor 6M + 1.68 percent and Libor 6M + 1.90 percent, respectively, as of December 31, 2022). Credicorp and its Subsidiaries are in the process of negotiating with the counterparties to make the change to SOFR.

In July 2023, cross currency swaps (CCS) that hedged certain repurchase agreements were canceled early, the details of which are as follows:

(i)	Cross currency swaps (CCS) which was designated as cash flow hedge of certain repurchase agreements in U.S. dollars at a variable rate for a nominal amount of US$45 million (US$45 million, equivalent to S/171.6 million, as of December 31, 2022). Through the cross currency swap (CCS), these repurchase agreements were economically converted into Soles at a fixed rate, see Note 12(c).

(ii)	Cross currency swap (CCS) which was designated as cash flow hedge of certain repurchase agreements in U.S. dollars at a variable rate for a nominal amount of US$25 million (US$25 million, equivalent to S/95.3 million, as of December 31, 2022). Through the cross currency swap (CCS), these repurchase agreements were economically converted into Soles at a fixed rate, see Note 12(c).

6	INVESTMENTS

a)	Investment at fair value through profit or loss consist of the following:

	2023	2022
	S/(000)	S/(000)

Government Bonds (i)	1,555,548	651,219
Investment funds (ii)	1,199,026	885,574
Mutual funds (iii)	1,106,548	1,582,050
Restricted mutual funds (iv)	334,162	351,317
Corporate bonds	228,302	103,330
Certificates of deposit BCRP (v)	192,666	-
Participation in RAL Funds (vi)	145,414	167,781
Bonds from financial organizations	92,907	47,770
Shares	38,723	47,820
Subordinated bonds	31,582	84,121
ETF (Exchange - Traded Fund)	29,582	25,042
Central Bank of Chile bonds	12,655	202,986
Hedge funds	291	280
Others	8,917	48,269
Balance before accrued interest	4,976,323	4,197,559
Accrued interest	6,338	1,775
Total	4,982,661	4,199,334

(i)	As of December 31, 2023, and 2022 the balance of these instruments includes the following government treasury bonds:

	2023	2022
	S/(000)	S/(000)

Colombian Government Bonds	1,401,000	609,255
Peruvian Government Bonds	141,349	-
Chilean Government Bonds	8,497	38,153
Swiss Government Bonds	4,702	-
United States of America Government Bonds	-	3,811
Total	1,555,548	651,219

(ii)	As of December 31, 2023, the balance corresponds mainly to investment funds in Peru, the United States of America, Colombia and other countries, which represent 54.3 percent, 28.1 percent, 10.0 percent, and 7.6 percent respectively. As of December 31, 2022, the balance corresponds mainly to investment funds in Peru, the United States of America, Colombia and other countries, which represented 44.3 percent, 30.8 percent, 15.5 percent and 9.4 percent respectively.

(iii)	As of December 31, 2023, the balance corresponds to mutual funds from Luxembourg, Bolivia, Ireland, and other countries, which represent 52.0 percent, 35.5 percent, 6.7 percent, and 5.8 percent of the total, respectively. As of December 31, 2022, the balance corresponds to mutual funds from Luxembourg, Bolivia, Peru, and other countries, which represent 64.2 percent, 23.5 percent, 4.8 percent, and 7.5 percent of the total, respectively.

(iv)	The restricted mutual funds comprise the participation quotas in the private pension funds managed by Prima AFP and are maintained in compliance with the legal regulations in Peru. Their availability is restricted, and the yield received is the same as that received by the private pension funds managed.

(v)	As of December 31, 2023, the balance corresponded to 520 certificates of deposit for US$51.9 million, equivalent to S/192.7 million, which accrue interest at an effective annual rate of 5.68 percent, and maturing in January 2024

(vi)	As of December 31, 2023, these funds are approximately Bs194.6 million, equivalent to S/105.2 million, and US$10.8 million, equivalent to S/40.2 million. As of December 31, 2022, these funds amounted to approximately Bs218.7 million, equivalent to S/121.7 million, and US$12.1 million, equivalent to S/46.1 million; and include the investments made by the Group in the Central Bank of Bolivia as guarantee for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

b)	Investments at fair value through other comprehensive income consist of the following:

	2023				2022
		Unrealized gross amount				Unrealized gross amount
	Cost	Profits	Losses	Estimated fair value	Cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Debts instruments:

Corporate bonds (i)	13,643,405	177,408	(643,985)	13,176,828	13,914,118	61,336	(1,194,756)	12,780,698
Certificates of deposit BCRP (ii)	10,924,181	11,125	(53)	10,935,253	7,021,219	868	(2,608)	7,019,479
Government Bonds (iii)	10,387,141	185,055	(207,320)	10,364,876	9,139,100	59,788	(670,177)	8,528,711
Securitization instruments (iv)	710,695	15,611	(48,421)	677,885	772,737	1,564	(107,377)	666,924
Negotiable certificates of deposit (v)	458,503	6,501	(2,368)	462,636	577,286	9,988	(1,516)	585,758
Subordinated bonds	282,368	2,243	(6,793)	277,818	377,111	462	(17,467)	360,106
Others	340,867	1,210	(1,739)	340,338	117,123	958	(6,831)	111,250
	36,747,160	399,153	(910,679)	36,235,634	31,918,694	134,964	(2,000,732)	30,052,926
Equity instruments designated at the initial recognition

Shares issued by:
Alicorp S.A.A.	12,197	134,185	−	146,382	12,197	144,641	−	156,838
Inversiones Centenario	112,647	23,214	−	135,861	112,647	14,158	−	126,805
Holding Bursatil Chilena S.A.	20,457	−	(1,761)	18,696	−	−	−	−
Holding Bursatil Regional S.A.	20,599	−	(2,318)	18,281	−	−	−	−
Corporación Andina de Fomento	4,441	776	−	5,217	4,441	930	−	5,371
Compañía Universal Textil S.A.	6,195	−	(2,415)	3,780	9,597	−	(3,191)	6,406
Bolsa de Valores de Colombia	33	−	149	182	3,541	−	(1,152)	2,389
Bolsa de Valores de Lima	−	−	−	−	18,367	6,632	−	24,999
Bolsa de Comercio de Santiago	−	−	−	−	3,995	4,006	−	8,001
Pagos Digitales Peruanos S.A.	5,611	−	(5,611)	−	5,611	−	(5,611)	−
Others	3,522	2,906	(25)	6,403	2,844	3,392	(690)	5,546
	185,702	161,081	(11,981)	334,802	173,240	173,759	(10,644)	336,355

Balance before accrued interest	36,932,862	560,234	(922,660)	36,570,436	32,091,934	308,723	(2,011,376)	30,389,281
Accrued interest				473,504				396,880
Total				37,043,940				30,786,161

The variation in the fair value of the investments is mainly due to the decrease in interest rates in soles and in foreign currency, which positively affected the investment portfolios at fair value with changes in other comprehensive income as of December 31, 2023. Credicorp’s management has determined that the unrealized losses of investments at fair value through other comprehensive income as of December 31, 2023 and December 31, 2022 are of a temporal nature; considering factors such as the planned strategy in relation to the security or portfolio identified, the related guarantee and the credit rating of the issuers. During 2023, as a result of the evaluation of the impairment loss of investments at fair value with changes in other comprehensive income, the Group has recorded a provision for credit loss of S/4.3 million (provision for credit loss of S/58.3 million ended December 31, 2022), which is presented in the caption “Net gain in securities”, see note 21 of the consolidated statement of income. Furthermore, Management has decided and has the ability to hold each of these investments for a period of time to allow an early recovery in fair value, even before their sufficient recovery or maturity.

The maturities and annual market rates of investments at fair value through other comprehensive income during 2023 and 2022, are as follows:

	Maturities		Annual effective interest rate
	2023	2022	2023						2022
			S/		US$		Other currencies		S/		US$		Other currencies
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%

Corporate bonds	Jan-2024 / Nov-2095	Jan-2023 / Nov-2095	3.17	18.23	2.26	54.02	2.98	15.67	4.10	13.45	0.29	29.61	2.60	14.89
Certificates of deposit BCRP	Jan-2024 / Dec-2024	Jan-2023 / Sep-2023	5.42	6.74	−	−	−	−	7.13	7.48	−	−	−	−
Government bonds	Jan-2024 / Feb-2055	Jan-2023 / Feb-2055	0.90	6.82	0.92	8.89	4.19	4.19	1.87	8.13	−	8.19	−	−
Securitization instruments	Sep-2025 / Sep-2045	Aug-2023 / Sep-2045	4.11	29.78	6.09	16.11	5.80	6.00	5.03	30.87	5.64	16.63	3.50	7.50
Negotiable certificates of deposits	Jan-2024 / Nov-2037	Jan-2023 / Jul-2033	−	−	−	−	0.53	5.74	8.76	8.76	2.48	4.80	1.00	13.50
Subordinated bonds	Apr-2024 / Aug-2045	Jan-2023 / Aug-2045	3.23	9.42	2.81	7.14	−	−	2.15	10.01	3.36	23.73	−	−
Others	Jan-2024 / Feb-2035	Apr-2023 / Feb-2035	0.14	1.76	8.12	9.08	0.25	6.10	2.22	9.56	8.03	8.58	0.05	0.08

Likewise, as of December 31, 2023, the Group entered into repurchase agreements for government bonds and BCRP certificates of deposit classified as investments at fair value through other comprehensive income, for an estimated fair value of S/4,269.9 million (S/1,108.1 million as of December 31, 2022), whose related liability is presented in “Accounts payable for repurchase agreements and securities lending” of the consolidated statement of financial position, see note 5(c).

As of December 31, 2023, the Group maintains IRS, which have been designated as hedges of the fair value of certain fixed-rate bonds in US dollars issued by corporate companies classified as investments at fair value through other comprehensive income, for a nominal amount of S/778.9 million (S/926.5 million as of December 31, 2022), see note 12(c); through said IRS these bonds were economically converted to a variable rate.

(i)	As of December 31, 2023, the balance corresponds to corporate bonds issued by companies in the United States of America, Peru, Colombia and other countries, which represent 40.2 percent, 34.2 percent, 4.3 percent and 21.3 percent of the total, respectively. As of December 31, 2022, the balance corresponds to corporate bonds issued by companies in the United States of America, Peru, Chile and other countries, which represent 39.2 percent, 37.4 percent, 4.4 percent and 19.0 percent of the total, respectively.

Likewise, as of December 31, 2023, the Group maintains Cross currency swaps (CCS), which were designated as cash flow hedges of certain corporate bonds for nominal amounts of S/126.6 million. As of December 31, 2022, it held CCS for an amount of S/131.4 million, see note 12(c); Through said Cross currency swaps (CCS) the bonds were economically converted to soles at a fixed rate.

As of December 31, 2023, the most significant individual unrealized loss amounts to approximately S/25.2 million of Inversiones Nacionales de Turismo - Intursa S.A, S/34.2 million as of December 31, 2022. The variation of the unrealized loss with respect to to the balance of 2022 is due to the behavior of the market.

(ii)	As of December 31, 2023, the Group maintains 111,613 BCRP certificates of deposit. As of December 31, 2022, it held 70,253 BCRP certificates of deposit; which are instruments issued at a discount through public auction, negotiated in the Peruvian secondary market and payable in soles. The increase in the balance is mainly due to the acquisition of new instruments.

(iii)	As of December 31, 2023 and December 31, 2022, the balance includes the following Government Treasury Bonds:

	2023	2022
	S/(000)	S/(000)

Peruvian Government Bonds	8,260,261	6,126,564
United States of America Government Bonds	1,740,125	2,103,713
Colombian Government Bonds	204,525	130,883
Chilean Government Bonds	78,034	78,383
Bolivian Government Bonds	41,436	67,040
Others	40,495	22,128
Total	10,364,876	8,528,711

(iv)	As of December 31, 2023 and December 31, 2022, the balance of securitization instruments includes the following:

	2023	2022
	S/(000)	S/(000)

Inmuebles Panamericana S.A.	153,034	133,079
ATN S.A.	77,666	77,047
Colegios Peruanos S.A.	77,560	61,109
Multimercados Zonales S.A.C.	53,540	47,643
Inmobiliaria Terrano S.A. y Operadora Portuaria S.A.	40,530	-
Costa de Sol S.A.	36,717	37,653
Nessus Hoteles Perú S.A.	34,330	32,519
Concesionaria La Chira S.A.	27,457	25,906
Ferreyros S.A.	25,068	-
Redesur y Tesur	24,504	27,718
Centro Comercial Plaza Norte S.A.C.	24,504	21,996
Compañía de Turismo La Paz S.A.C.	24,174	23,375
Asociación Civil San Juan Bautista	23,565	24,122
Aeropuertos del Perú S.A.	14,730	30,301
Homecenters Peruanos S.A.	-	22,804
Fábrica Nacional de Cemento S.A.	-	22,529
Telefónica Celular de Bolivia S.A.	-	21,470
Others	40,506	57,653
Total	677,885	666,924

The instruments have periodic payments until 2045.The pool of underlying assets consists mainly of accounts receivable from income, revenues for services and from maintenance and marketing contributions (Inmuebles Panamericana S.A.), and accounts receivable for electrical transmission services from the Carhuamayo - Cajamarca line (ATN S.A.).

(v)	As of December 31, 2023, the balance corresponds to certificates equivalent to S/462.6 million in other currencies. issued mainly by the financial systems of Colombia and Bolivia. As of December 31, 2022, the balance corresponds to certificates in other currencies for an amount equivalent to S/573.2 million, certificates in soles for an amount of S/5.9 million and certificates in dollars for an amount of US$1.8 million, equivalent to S/6.7 million.

c)	Amortized cost investments consist of the following:

	2023
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian Government Bonds (i)	9,323,970	8,860,624
Corporate bonds (i)	447,245	447,774
Other government bonds (i)	89,484	89,482
Negotiable certificates of deposits	55,336	29,672
Subordinated bonds (i)	29,648	29,801
Certificates of payment on work progress (CRPAO) (ii)	22,717	22,433
	9,968,400	9,479,786
Accrued interest	220,527	220,527
Total investments at amortized cost, net	10,188,927	9,700,313

	2022
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian Government Bonds (i)	9,573,026	8,055,873
Corporate bonds (i)	442,558	445,684
Other government bonds (i)	114,262	113,759
Subordinated bonds (i)	49,597	49,830
Certificates of payment on work progress (CRPAO) (ii)	47,584	46,786
	10,227,027	8,711,932
Accrued interest	218,702	218,702
Total investments at amortized cost, net	10,445,729	8,930,634

The expected loss of investments at amortized cost as of December 31, 2023 and 2022 is S/2.3 million and S/3.9 million, respectively.

(i)	As of December 31, 2023, said bonds have maturities between January 2024 and February 2042; accruing interest at an effective annual rate between 5.59 percent and 6.82 percent annually for bonds issued in soles, between 4.53 percent and 21.23 percent for bonds issued in US dollars, and between 8.67 percent and 11.53 percent annually for bonds issued in other currencies. As of December 31, 2022, they have maturities between January 2023 and February 2042; accruing interest at an effective annual rate between 6.65 percent and 8.13 percent annually for bonds issued in soles, between 2.59 percent and 16.30 percent for bonds issued in US dollars, and between 5.66 percent and 11.24 percent annually for bonds issued in other currencies.

Credicorp Management has determined that, as of December 31, 2023, the difference between the amortized cost and the fair value of these investments is of a temporary nature and Credicorp has the intention and ability to hold each of these investments until maturity.

As of December 31, 2023, the Group has investment repurchase agreement operations at amortized cost for an estimated fair value of S/2,264.1 million. As of December 31, 2022, the amount amounted to S/3,540.5 million, the related liability of which is presented in the item “Accounts payable for repurchase agreements and securities lending” of the condensed interim consolidated statement of financial position, see note 5(c).

(ii)	As of December 31, 2023, there are 26 certificates of Annual Recognition of Work Progress Payment - CRPAO (57 CRPAO as of December 31, 2022), issued by the Peruvian State to finance projects and concessions. Said issuance is a mechanism established in the concession contract signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the work undertaken. Said investment matures between January 2024 and April 2026, accruing interest at an effective annual rate between 7.12 percent and 7.75 percent (between January 2023 and April 2026, accruing interest at an effective annual rate between 6.20 percent and 7.59 percent as of December 31, 2022).

The increase in bonds at amortized cost is due to the fact that, in October 2022, Banco de Crédito del Perú reclassified its portfolio of bonds at fair value through other comprehensive income at amortized cost due to a change in its business model, see note 6(b).

d)	The table below shows the balance of investments classified by maturity, without consider accrued interest or provision for credit loss:

	2023
	At fair value through other comprehensive income	Amortized cost

	S/(000)	S/(000)

Up to 3 months	5,297,064	102,203
From 3 months to 1 year	7,778,579	1,309,800
From 1 to 3 years	5,409,142	733,057
From 3 to 5 years	5,378,056	1,193,767
More than 5 years	12,372,792	6,629,573
Without maturity	334,803	-
Total	36,570,436	9,968,400

	2022
	At fair value through other comprehensive income	Amortized cost

	S/(000)	S/(000)

Up to 3 months	8,246,819	191,098
From 3 months to 1 year	2,599,972	343,670
From 1 to 3 years	4,088,478	1,456,530
From 3 to 5 years	4,374,806	459,604
More than 5 years	10,742,851	7,776,125
Without maturity	336,355	-
Total	30,389,281	10,227,027

7	LOANS, NET

(a)	This item consists of the following:

	2023	2022
	S/(000)	S/(000)

Direct loans -
Loans	115,170,158	119,602,591
Credit cards	7,112,268	6,187,910
Leasing receivables	5,735,973	6,174,850
Factoring receivables	3,431,323	3,976,898
Discounted notes	3,170,887	2,982,291
Advances and overdrafts in current account	321,962	219,932
Refinanced loans	2,407,516	2,100,018
Total direct loans	137,350,087	141,244,490

Internal overdue loans and under legal collection loans	6,133,167	5,945,779
	143,483,254	147,190,269
Add (less) -
Accrued interest	1,492,797	1,436,105
Total direct loans	144,976,051	148,626,374
Allowance for loan losses (c)	(8,277,916)	(7,872,402)
Total direct loans, net	136,698,135	140,753,972

The loan portfolio is partially backed by guarantees received from clients, consisting mostly of mortgages, bonds, securities, industrial pledges and commercial pledges. Additionally, the Bank has participated in the Reactiva Perú I and II Program (liquidity program launched by the Peruvian Government in 2020, aimed at providing a quick and effective response to the liquidity needs that companies faced due to the impact of COVID-19). 19, ensure continuity in the payment chain).

As of December 31, 2023, the direct credits of the Reactiva Perú program amount to S/2,877.2 million and the credits of the FAE-MYPE program amount to S/3.6 million and S/10.1 million for FAE-MYPE 1 and FAE-MYPE 2, respectively. As of December 31, 2022, the direct credits of the Reactiva Perú program amounted to S/8,877.2 million and the credits of the FAE-MYPE program to S/3.9 million and S/83.6 million for FAE-MYPE 1 and FAE-MYPE 2, respectively.

(b)	As of December 31, 2023, and 2022, the composition of the gross credit balance is as follows:

	2023	2022
	S/(000)	S/(000)

Direct loans, Note7(a)	143,483,254	147,190,269
Indirect loans, Note 18(a)	20,051,615	20,928,055
Due from customers on banker’s acceptances	412,401	699,678
Total	163,947,270	168,818,002

Below is the movement of the gross balance of the loan portfolio, direct, indirect and banker’s acceptances by phase for the periods 2023 and 2022:

Stage 1
Loans by class	Balance as of December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portafolio	Exchange differences and others	Balance as of December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	86,190,457	(7,735,234)	(390,080)	6,837,244	113,232	865,954	(957,315)	−	(995,471)	83,928,787
Residential mortgage loans	18,640,432	(3,890,376)	(87,230)	2,834,608	68,812	−	1,680,893	−	(97,070)	19,150,069
Micro-business loans	13,425,653	(10,427,681)	(193,852)	4,537,627	15,883	(865,954)	9,439,846	−	134,324	16,065,846
Consumer loans	15,386,935	(6,597,935)	(466,950)	3,352,518	68,103	−	3,555,141	−	(63,752)	15,234,060
Total	133,643,477	(28,651,226)	(1,138,112)	17,561,997	266,030	−	13,718,565	−	(1,021,969)	134,378,762

Stage 2
Loans by class	Balance as of December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance as of December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	8,850,173	(6,837,244)	(1,901,832)	7,735,234	149,554	505,667	(2,566,703)	−	2,348	5,937,197
Residential mortgage loans	3,207,081	(2,834,608)	(498,299)	3,890,376	109,625	−	(301,840)	−	(14,233)	3,558,102
Micro-business loans	7,266,464	(4,537,627)	(2,151,478)	10,427,681	104,183	(505,667)	(6,021,879)	−	48,637	4,630,314
Consumer loans	3,471,604	(3,352,518)	(1,888,270)	6,597,935	66,491	−	(1,552,101)	−	(25,687)	3,317,454
Total	22,795,322	(17,561,997)	(6,439,879)	28,651,226	429,853	−	(10,442,523)	−	11,065	17,443,067

Stage 3
Loans by class	Balance as of December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance as of December 31, 2023
	S/(000)	que	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	8,150,200	(113,232)	(149,554)	390,080	1,901,832	(86,176)	(2,325,958)	(377,652)	(82,364)	7,307,176
Residential mortgage loans	1,388,061	(68,812)	(109,625)	87,230	498,299	−	(248,110)	(69,258)	(9,037)	1,468,748
Micro-business loans	1,741,559	(15,883)	(104,183)	193,852	2,151,478	86,176	(2,231,402)	(21,388)	2,621	1,802,830
Consumer loans	1,099,383	(68,103)	(66,491)	466,950	1,888,270	−	(1,763,126)	(21,689)	11,493	1,546,687
Total	12,379,203	(266,030)	(429,853)	1,138,112	6,439,879	−	(6,568,596)	(489,987)	(77,287)	12,125,441

Consolidated 3 Stages
Loans by class				Balance as of December 31, 2022	Written off and forgivens	New loans and liquidation, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance as of December 31, 2023
				S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans				103,190,830	(369,307)	1,285,445	(5,480,669)	(377,652)	(1,075,487)	97,173,160
Residential mortgage loans				23,235,574	(25,205)	−	1,156,148	(69,258)	(120,340)	24,176,919
Micro-business loans				22,433,676	(1,519,522)	(1,285,445)	2,706,087	(21,388)	185,582	22,498,990
Consumer loans				19,957,922	(1,410,633)	−	1,650,547	(21,689)	(77,946)	20,098,201
Total				168,818,002	(3,324,667)	−	32,113	(489,987)	(1,088,191)	163,947,270

Stage 1
Loans by class	Balance as of December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance as of December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	90,281,463	(10,689,388)	(782,333)	7,640,908	356,896	(21,784)	1,067,360	-	(1,662,665)	86,190,457
Residential mortgage loans	18,702,189	(4,019,065)	(84,000)	1,995,000	27,176	7,496	2,247,060	-	(235,424)	18,640,432
Micro-business loans	10,803,696	(11,398,414)	(235,229)	4,142,176	95,327	(739,253)	10,960,618	-	(203,268)	13,425,653
Consumer loans	11,993,823	(6,578,251)	(300,120)	3,313,501	58,137	753,541	6,176,605	-	(30,301)	15,386,935
Total	131,781,171	(32,685,118)	(1,401,682)	17,091,585	537,536	−	20,451,643	−	(2,131,658)	133,643,477

Stage 2
Loans by class	Balance as of December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance as of December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	11,342,409	(7,640,908)	(2,586,811)	10,689,388	434,550	614,296	(3,906,923)	−	(95,828)	8,850,173
Residential mortgage loans	1,758,125	(1,995,000)	(292,259)	4,019,065	23,225	427	(286,590)	−	(19,912)	3,207,081
Micro-business loans	8,927,358	(4,142,176)	(1,627,919)	11,398,414	93,396	(599,450)	(6,722,150)	−	(61,009)	7,266,464
Consumer loans	2,921,075	(3,313,501)	(1,025,878)	6,578,251	71,775	(15,273)	(1,741,617)	−	(3,228)	3,471,604
Total	24,948,967	(17,091,585)	(5,532,867)	32,685,118	622,946	−	(12,657,280)	−	(179,977)	22,795,322

Stage 3
Loans by class	Balance as of December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance as of December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	8,756,743	(356,896)	(434,550)	782,333	2,586,811	(95,866)	(2,934,746)	(7,803)	(145,826)	8,150,200
Residential mortgage loans	1,371,146	(27,176)	(23,225)	84,000	292,259	−	(283,888)	(2,442)	(22,613)	1,388,061
Micro-business loans	1,906,210	(95,327)	(93,396)	235,229	1,627,919	85,153	(1,905,488)	(909)	(17,832)	1,741,559
Consumer loans	1,099,329	(58,137)	(71,775)	300,120	1,025,878	10,713	(1,205,204)	(304)	(1,237)	1,099,383
Total	13,133,428	(537,536)	(622,946)	1,401,682	5,532,867	−	(6,329,326)	(11,458)	(187,508)	12,379,203

Consolidated 3 Stages
Loans by class				Balance as of December 31, 2021	Written off and forgivens	New loans and liquidation, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance as of December 31, 2022
				S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans				110,380,615	(421,522)	496,646	(5,352,787)	(7,803)	(1,904,319)	103,190,830
Residential mortgage loans				21,831,460	(33,940)	7,923	1,710,522	(2,442)	(277,949)	23,235,574
Micro-business loans				21,637,264	(1,164,440)	(1,253,550)	3,497,420	(909)	(282,109)	22,433,676
Consumer loans				16,014,227	(955,356)	748,981	4,185,140	(304)	(34,766)	19,957,922
Total				169,863,566	(2,575,258)	−	4,040,295	(11,458)	(2,499,143)	168,818,002

(c)	As of December 31, 2023, and 2022, the allowance for loan losses for direct loans, indirect loans and due from customers on banker’s acceptances, was determined under the expected credit loss model as established in IFRS 9. The movement in the allowance for loan losses is shown below for direct loans and indirect loans and due from customers on banker’s acceptances:

Stage 1
Loans by class	Balance at December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	86,190,457	(7,735,234)	(390,080)	6,837,244	113,232	865,954	(957,315)	−	(995,471)	83,928,787
Residential mortgage loans	18,640,432	(3,890,376)	(87,230)	2,834,608	68,812	−	1,680,893	−	(97,070)	19,150,069
Micro-business loans	13,425,653	(10,427,681)	(193,852)	4,537,627	15,883	(865,954)	9,439,846	−	134,324	16,065,846
Consumer loans	15,386,935	(6,597,935)	(466,950)	3,352,518	68,103	−	3,555,141	−	(63,752)	15,234,060
Total	133,643,477	(28,651,226)	(1,138,112)	17,561,997	266,030	−	13,718,565	−	(1,021,969)	134,378,762

Stage 2
Loans by class	Balance at December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	8,850,173	(6,837,244)	(1,901,832)	7,735,234	149,554	505,667	(2,566,703)	−	2,348	5,937,197
Residential mortgage loans	3,207,081	(2,834,608)	(498,299)	3,890,376	109,625	−	(301,840)	−	(14,233)	3,558,102
Micro-business loans	7,266,464	(4,537,627)	(2,151,478)	10,427,681	104,183	(505,667)	(6,021,879)	−	48,637	4,630,314
Consumer loans	3,471,604	(3,352,518)	(1,888,270)	6,597,935	66,491	−	(1,552,101)	−	(25,687)	3,317,454
Total	22,795,322	(17,561,997)	(6,439,879)	28,651,226	429,853	−	(10,442,523)	−	11,065	17,443,067

Stage 3
Loans by class	Balance at December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023
	S/(000)	que	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	8,150,200	(113,232)	(149,554)	390,080	1,901,832	(86,176)	(2,325,958)	(377,652)	(82,364)	7,307,176
Residential mortgage loans	1,388,061	(68,812)	(109,625)	87,230	498,299	−	(248,110)	(69,258)	(9,037)	1,468,748
Micro-business loans	1,741,559	(15,883)	(104,183)	193,852	2,151,478	86,176	(2,231,402)	(21,388)	2,621	1,802,830
Consumer loans	1,099,383	(68,103)	(66,491)	466,950	1,888,270	−	(1,763,126)	(21,689)	11,493	1,546,687
Total	12,379,203	(266,030)	(429,853)	1,138,112	6,439,879	−	(6,568,596)	(489,987)	(77,287)	12,125,441

Consolidated 3 Stages
Loans by class				Balance at December 31, 2022	Written off and forgivens	New loans and liquidation, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023
				S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans				103,190,830	(369,307)	1,285,445	(5,480,669)	(377,652)	(1,075,487)	97,173,160
Residential mortgage loans				23,235,574	(25,205)	−	1,156,148	(69,258)	(120,340)	24,176,919
Micro-business loans				22,433,676	(1,519,522)	(1,285,445)	2,706,087	(21,388)	185,582	22,498,990
Consumer loans				19,957,922	(1,410,633)	−	1,650,547	(21,689)	(77,946)	20,098,201
Total				168,818,002	(3,324,667)	−	32,113	(489,987)	(1,088,191)	163,947,270

Stage 1
Loans by class	Balance at December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	90,281,463	(10,689,388)	(782,333)	7,640,908	356,896	(21,784)	1,067,360	-	(1,662,665)	86,190,457
Residential mortgage loans	18,702,189	(4,019,065)	(84,000)	1,995,000	27,176	7,496	2,247,060	-	(235,424)	18,640,432
Micro-business loans	10,803,696	(11,398,414)	(235,229)	4,142,176	95,327	(739,253)	10,960,618	-	(203,268)	13,425,653
Consumer loans	11,993,823	(6,578,251)	(300,120)	3,313,501	58,137	753,541	6,176,605	-	(30,301)	15,386,935
Total	131,781,171	(32,685,118)	(1,401,682)	17,091,585	537,536	−	20,451,643	−	(2,131,658)	133,643,477

Stage 2
Loans by class	Balance at December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	11,342,409	(7,640,908)	(2,586,811)	10,689,388	434,550	614,296	(3,906,923)	−	(95,828)	8,850,173
Residential mortgage loans	1,758,125	(1,995,000)	(292,259)	4,019,065	23,225	427	(286,590)	−	(19,912)	3,207,081
Micro-business loans	8,927,358	(4,142,176)	(1,627,919)	11,398,414	93,396	(599,450)	(6,722,150)	−	(61,009)	7,266,464
Consumer loans	2,921,075	(3,313,501)	(1,025,878)	6,578,251	71,775	(15,273)	(1,741,617)	−	(3,228)	3,471,604
Total	24,948,967	(17,091,585)	(5,532,867)	32,685,118	622,946	−	(12,657,280)	−	(179,977)	22,795,322

Stage 3
Loans by class	Balance at December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	8,756,743	(356,896)	(434,550)	782,333	2,586,811	(95,866)	(2,934,746)	(7,803)	(145,826)	8,150,200
Residential mortgage loans	1,371,146	(27,176)	(23,225)	84,000	292,259	−	(283,888)	(2,442)	(22,613)	1,388,061
Micro-business loans	1,906,210	(95,327)	(93,396)	235,229	1,627,919	85,153	(1,905,488)	(909)	(17,832)	1,741,559
Consumer loans	1,099,329	(58,137)	(71,775)	300,120	1,025,878	10,713	(1,205,204)	(304)	(1,237)	1,099,383
Total	13,133,428	(537,536)	(622,946)	1,401,682	5,532,867	−	(6,329,326)	(11,458)	(187,508)	12,379,203

Consolidated 3 Stages
Loans by class				Balance at December 31, 2021	Written off and forgivens	New loans and liquidation, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2022
				S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans				110,380,615	(421,522)	496,646	(5,352,787)	(7,803)	(1,904,319)	103,190,830
Residential mortgage loans				21,831,460	(33,940)	7,923	1,710,522	(2,442)	(277,949)	23,235,574
Micro-business loans				21,637,264	(1,164,440)	(1,253,550)	3,497,420	(909)	(282,109)	22,433,676
Consumer loans				16,014,227	(955,356)	748,981	4,185,140	(304)	(34,766)	19,957,922
Total				169,863,566	(2,575,258)	−	4,040,295	(11,458)	(2,499,143)	168,818,002

(*) The movement includes the following effects:

(i)	calibrations to the PD, LGD and EAD models;

(ii)	updating of macroeconomic models and projections;

(iii)	increase or decrease in credit risk due to phase changes;

(iv)	increase or decrease in the credit risk inherent to the loans that remain in the same phase.

(**)  The movement of the credit loss provision for the 2023 period includes the provision for direct and indirect credits and bank acceptances for approximately S/8,277.9 million y S/368.0 million, respectively (S/7,872.4 million and S/658.6 million , respectively, as of December 31, 2022). The expected loss for indirect credits is included in the “Other liabilities” caption of the consolidated statement of financial position, note 12(a).

In Management’s opinion, the credit loss provision for loans recorded as of December 31, 2023 and 2022, has been determined in accordance with IFRS 9 and is sufficient to cover losses in the loan portfolio.

Gross balance of the portfolio of direct and indirect loans and bank acceptances:

As of December 31, 2023, the gross balance of the loan portfolio decreased compared to the end of December 2022. The decrease was mainly due to:

(i)	the amortization of Reactiva Perú loans within BCP’s commercial credit portfolio,

(ii)	the write-offs of consumer loans from BCP and loans to small and micro businesses from Mibanco Perú and BCP,

(iii)	to a lesser extent, the fall in the PEN/USD exchange rate.

The above effects were partially offset, among other things, by the disbursements of general loans from BCP and loans to small and micro businesses from Mibanco Perú.

Credit loss provision for direct and indirect credits and bank acceptances:

As of December 31, 2023, the credit loss provision of the loan portfolio increased compared to the end of December 2022. This growth was mainly due to:

(i)	the deterioration of BCP’s consumer loan portfolio, which was reflected in the migrations to stage 3, and which was generated, among other things, by greater client leverage within a macroeconomic context of high inflation,
(ii)	the migration to stage 3 of loans to small and micro businesses from Mibanco Perú,
(iii)	the record of the expected impact of the El Niño Phenomenon on provisions.

The above effects were partially offset, among other things, by the payments, recoveries and improvement in the credit profile of specific companies of BCP’s Wholesale Banking, and, in addition, by the write-offs of BCP and Mibanco Perú.

Comments on the calibrations carried out on the internal credit risk models are found in greater detail in note 30.1(c).

d)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

e)	A portion of the loan portfolio is collateralized with guarantees received from customers, which mainly consist of mortgages, trust assignments, securities and industrial and mercantile pledges.

f)	The following table presents the gross direct loan portfolio as of December 31, 2023, and 2022 by maturity based on the remaining period to the payment due date:

	2023	2022
	S/(000)	S/(000)
Outstanding loans -
From 1 to 3 months	30,957,809	34,192,006
From 3 months to 1 year	36,107,936	35,338,442
From 1 to 3 years	29,251,425	29,576,654
From 3 to 5 years	10,906,617	11,572,896
From 5 to 15 years	27,995,370	27,144,332
More than 15 years	2,130,930	3,420,160
	137,350,087	141,244,490

Internal overdue loans -
Overdue up to 90 days	1,459,603	1,264,436
Over 90 days	4,673,564	4,681,343
	6,133,167	5,945,779

Total	143,483,254	147,190,269

See credit risk analysis in Note 30.1

8	INSURANCE AND REINSURANCE CONTRACTS ASSETS AND LIABILITIES

a)	The details of the assets per reinsurance contract are:

	As of December 31, 2023
	Remaining coverage assets	Assets for incurred claims for contracts not measured by PAA	Assets for incurred claims for contracts measured by PAA	Accounts receivable from reinsurers and co-insurers	Accounts payable to reinsurers and co-insurers	Excess of loss contracts	Total
			Present value of future cash flows
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1	308,270	-	730,006	110,964	(419,217)	13,985	744,008
Expenses incurred directly attributable	-	-	660,468	-	-	-	660,468
Past Service Changes - LIC Adjustments	-	21	(219,236)	-	-	-	(219,215)
Future Service Changes - Changes in the FCF that do not adjust the CSM for the underlying group of contracts	7,238	-	-	-	-	-	7,238
Reinsurance recoveries	7,238	21	441,232	-	-	-	448,491
Expenses for assigning the premiums paid to the reinsurer	(837,543)	-	(2,269)	-	-	-	(839,812)
Result of the reinsurance service	(830,305)	21	438,963	-	-	-	(391,321)
Net financial expenses for reinsurance contracts	-	-	43,419	-	-	-	43,419
Other changes	(7,611)	-	(12,114)	59,346	(52,716)	3,521	(9,574)
Cash flow:

Premiums paid net of commissions ceded and other directly attributable expenses paid	885,524	-	2,270	-	-	-	887,794
Reinsurance recoveries	(34,505)	(21)	(367,754)	-	-	-	(402,280)
Net cash flow	851,019	(21)	(365,484)	-	-	-	485,514
Balances at the end of the period	321,373	-	834,790	170,310	(471,933)	17,506	872,046

	As of December 31, 2022
	Remaining coverage assets	Assets for incurred claims for contracts not measured by PAA	Assets for incurred claims for contracts measured by PAA	Accounts receivable from reinsurers and co-insurers	Accounts payable to reinsurers and co-insurers	Excess of loss contracts	Total
			Present value of future cash flows
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1	322,427	-	746,346	194,365	(463,886)	13,214	812,466
Expenses incurred directly attributable	-	-	-	-	-	-	-
Past Service Changes - LIC Adjustments	-	-	316,077	-	-	-	316,077
Future Service Changes - Changes in the FCF that do not adjust the CSM for the underlying group of contracts	1,033	-	-	-	-	-	1,033
Reinsurance recoveries	1,033	-	316,077	-	-	-	317,110
Expenses for assigning the premiums paid to the reinsurer	(775,719)	-	(2,290)	-	-	-	(778,009)
Result of the reinsurance service	(774,686)	-	313,787	-	-	-	(460,899)
Net financial expenses for reinsurance contracts	-	-	(18,608)	-	-	-	(18,608)
Other changes	(13,389)	-	(17,298)	3,303	(789)	-	(28,173)
Cash Flow:

Premiums paid net of commissions ceded and other directly attributable expenses paid	773,918	-	(294,221)	(86,704)	45,458	771	439,222
Reinsurance recoveries	-	-	-	-	-	-	-
Net cash flow	773,918	-	(294,221)	(86,704)	45,458	771	439,222
Balances at the end of the period	308,270	-	730,006	110,964	(419,217)	13,985	744,008

b)	The details of the liability for insurance contracts are:

	As of December 31, 2023
	Remaining coverage liabilities		Liabilities for incurred claims for	Liabilities for incurred claims for contracts measured by PAA		Accounts receivable	Debts to intermediaries, marketers and auxiliaries	Total
	Excluding loss component	Loss component	contracts not measured by PAA	Present value of future cash flows	Risk adjustment	for insurance contracts
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1	8,396,418	163,555	1,073,412	2,274,827	14,158	(869,455)	101,093	11,154,008
Insurance income	(3,855,739)	331	-	-	-	-	-	(3,855,408)
Claims incurred and other insurance service expenses	11,544	-	772,038	2,104,635	-	-	-	2,888,217
Adjustments relating to the past to liabilities for incurred claims	(592)	-	(588,726)	(71,098)	4,871	-	-	(655,545)
Losses and recoveries for losses in onerous contracts	(8,812)	25,993	-	-	-	-	-	17,181
Amortization of insurance acquisition cash flows	3,134	-	-	-	-	-	-	3,134
Insurance service expenses	5,274	25,993	183,312	2,033,537	4,871	-	-	2,252,987
Result of the insurance service	(3,850,465)	26,324	183,312	2,033,537	4,871	-	-	(1,602,421)
Net financial expenses for insurance contracts	1,051,939	(4,492)	140,934	146,732	1,759	-	-	1,336,872
Total changes in the income statement	(2,798,526)	21,832	324,246	2,180,269	6,630	-	-	(265,549)
Investment components	(901,136)	(10)	901,131	-	-	-	-	(15)
Other changes	(163,289)	22,700	(1,609)	33,651	(317)	(70,408)	(8,028)	(187,300)
Cash Flow:
Premiums received.	4,773,477	(382)	-	-	-	-	-	4,773,095
Claims and other service expenses paid.	-	-	(1,084,324)	(1,991,308)	-	-	-	(3,075,632)
Insurance acquisition cash flows.	(80,474)	-	-	-	-	-	-	(80,474)
Net Cash Flow	4,693,003	(382)	(1,084,324)	(1,991,308)	-	-	-	1,616,989
Balances at the end of the period	9,226,470	207,695	1,212,856	2,497,439	20,471	(939,863)	93,065	12,318,133

	As of December 31, 2022
	Remaining coverage liabilities		Liabilities for incurred claims for	Liabilities for incurred claims for contracts measured by PAA		Accounts receivable	Debts to intermediaries, marketers and auxiliaries	Total
	Excluding loss component	Loss component	contracts not measured by PAA	Present value of future cash flows	Risk adjustment	for insurance contracts
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1	9,246,468	135,365	994,581	2,357,336	14,383	(916,859)	89,700	11,920,974
Insurance income	(3,533,270)	-	-	-	-	-	-	(3,533,270)
Claims incurred and other insurance service expenses	1,953	-	554,692	6,266	-	-	-	562,911
Adjustments relating to the past to liabilities for incurred claims	(13,440)	-	(262,588)	1,836,194	(425)	-	-	1,559,741
Losses and recoveries for losses in onerous contracts	-	92,530	-	-	-	-	-	92,530
Amortization of insurance acquisition cash flows	15,741	-	-	-	-	-	-	15,741
Insurance service expenses	4,254	92,530	292,104	1,842,460	(425)	-	-	2,230,923
Result of the insurance service	(3,529,016)	92,530	292,104	1,842,460	(425)	-	-	(1,302,347)
Net financial expenses for insurance contracts	(793,873)	(9,058)	(29,644)	(40,648)	338	-	-	(872,885)
Total changes in the income statement	(4,322,889)	83,472	262,460	1,801,812	(87)	-	-	(2,175,232)
Investment components	(658,211)	-	658,211	-	-	-	-	-
Other changes	357,096	(55,282)	(3,221)	16,583	(138)	178	(61)	315,155
Cash Flow:
Premiums received.	3,849,115	-	-	-	-	47,226	11,454	3,907,795
Claims and other service expenses paid.	-	-	(838,619)	(1,900,904)	-	-	-	(2,739,523)
Insurance acquisition cash flows.	(75,161)	-	-	-	-	-	-	(75,161)
Net Cash Flow	3,773,954	-	(838,619)	(1,900,904)	-	47,226	11,454	1,093,111
Balances at the end of the period	8,396,418	163,555	1,073,412	2,274,827	14,158	(869,455)	101,093	11,154,008

c)	The components of the movement are presented below:

	As of December 31, 2023
			CSM
	Present value of future cash flows	Risk adjustment	Fair value contracts	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of January 1	7,186,948	254,151	1,154,236	8,595,335
Changes in the statement of income:
Changes in estimates that adjust the CSM	50,644	(97,658)	39,919	(7,095)
Changes in estimates that result in losses and recoveries for contract losses onerous	4,483	(10,842)	(5,615)	(11,974)
Initial recognition contracts	(94,546)	8,226	106,833	20,513
Changes Related to Future Services	(39,419)	(100,274)	141,137	1,444
CSM recognized for services provided	-	-	(128,639)	(128,639)
Changes in the risk adjustment recognized for the expired risk	-	(22,759)	-	(22,759)
Experience Adjustments	871,245	5	174	871,424
Changes Related to Current Services	871,245	(22,754)	(128,465)	720,026
Adjustments to liabilities for incurred claims	(764,140)	9,443	-	(754,697)
Changes related to past services	(764,140)	9,443	-	(754,697)
Result of the insurance service	67,686	(113,585)	12,672	(33,227)
Net financial expenses for insurance contracts	1,140,937	7,125	40,142	1,188,204
Total changes in the income statement	1,208,623	(106,460)	52,814	1,154,977
Other changes	(100,717)	(3,484)	(21,294)	(125,495)
Cash flow:
Premiums collected	1,091,817	-	-	1,091,817
Benefits and expenses paid	(1,085,630)	-	-	(1,085,630)
Acquisition fees paid	(80,474)	-	16,484	(63,990)
Net cash flow	(74,287)	-	16,484	(57,803)
Balances at the end of the period	8,220,567	144,207	1,202,240	9,567,014

	As of December 31, 2022
			CSM
	Present value of future cash flows	Risk adjustment	Fair value contracts	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1	7,789,688	284,348	1,292,358	9,366,394
Changes in the statement of income:
Changes in estimates that adjust the CSM	167,426	10,241	(147,298)	30,369
Changes in estimates that result in losses and recoveries for contract losses onerous	65,410	279	-	65,689
Initial recognition contracts	(116,222)	10,178	120,623	14,579
Changes Related to Future Services	116,614	20,698	(26,675)	110,637
CSM recognized for services provided	-	-	(114,272)	(114,272)
Changes in the risk adjustment recognized for the expired risk	-	(15,379)	-	(15,379)
Experience Adjustments	667,764	-	-	667,764
Changes Related to Current Services	667,764	(15,379)	(114,272)	538,113
Adjustments to liabilities for incurred claims	(442,907)	1,316	-	(441,591)
Changes related to past services	(442,907)	1,316	-	(441,591)
Result of the insurance service	341,471	6,635	(140,947)	207,159
Net financial expenses for reinsurance contracts	(879,839)	(26,978)	42,268	(864,549)
Total changes in the income statement	(538,368)	(20,343)	(98,679)	(657,390)
Other changes	(162,140)	(9,854)	(39,443)	(211,437)
Cash Flow:
Premiums collected	1,011,547	-	-	1,011,547
Benefits and expenses paid	(838,619)	-	-	(838,619)
Acquisition fees paid	(75,160)	-	-	(75,160)
Net cash flow	97,768	-	-	97,768
Balances at the end of the period	7,186,948	254,151	1,154,236	8,595,335

9	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2023, 2022, and 2021 is as follows:

	Land	Buildings and other constructions	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2023	2022	2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1	375,485	1,146,905	731,678	467,134	571,046	112,161	58,787	3,463,196	3,500,890	3,515,202
Additions	-	3,008	16,056	41,287	93,782	360	167,878	322,371	192,700	107,790
Acquisition of business	-	-	-	364	91	-	-	455	419	-
Transfers	-	-	45,603	10,434	1,192	285	(57,514)	-	-	-
Disposals and others	(48,372)	(9,269)	(13,856)	(33,432)	(51,900)	(5,011)	(51,896)	(213,736)	(230,813)	(122,102)
Balance as of December 31	327,113	1,140,644	779,481	485,787	614,211	107,795	117,255	3,572,286	3,463,196	3,500,890

Accumulated depreciation -
Balance as of January 1	-	725,590	550,001	324,080	492,609	89,818	-	2,182,098	2,192,111	2,140,327
Depreciation of the period	-	22,575	34,658	30,904	35,643	5,328	-	129,108	128,443	140,173
Acquisition of business	-	-	-	-	-	-	-	-	102	-
Disposals and others	-	(3,479)	(13,603)	(27,138)	(47,278)	(4,947)	-	(96,445)	(138,558)	(88,389)
Balance as of December 31	-	744,686	571,056	327,846	480,974	90,199	-	2,214,761	2,182,098	2,192,111

Net carrying amount	327,113	395,958	208,425	157,941	133,237	17,596	117,255	1,357,525	1,281,098	1,308,779

Banks, financial institutions and insurance entities operating in Peru cannot pledge their fixed assets.

During the years 2023 and 2022, the Group, as part of the investment in fixed assets, has made disbursements related mainly to the purchase of computer equipment, furniture and fixtures and the remodeling of its various agencies. During 2021, as part of the investment in fixed assets that it makes annually, it has made disbursements related mainly to the remodeling of its headquarters located in La Molina, San Pedro office, Lima office.

During the year 2023, Management decided to sell various land and buildings, the approximate sale price of which was S/53.1 million, with a net cost of S/51.4 million (as of December 31, 2022, an approximate sale price of S/51.4 million). (S/46.1 million, with a net cost of S/33.8 million).

Credicorp Ltd. subsidiaries maintain insurance on their main assets in accordance with the policies established by Management.

Due to the implementation of IFRS 17, the expense for depreciation and amortization of fixed assets is distributed in the consolidated income statement in the depreciation and amortization item S/125.0 million and S/4.1 million corresponding to the attributable expense in the item insurance technical result.

Management periodically reviews the residual value, useful life and the depreciation method used of the Group’s property, furniture and equipment; in order to ensure that these are consistent with your current economic benefit and life expectations. In the opinion of Management, as of December 31, 2023, 2022 and 2021, there is no evidence of impairment of the Group’s properties, furniture and equipment.

10	INTANGIBLE ASSETS AND GOODWILL, NET

a)	Intangible assets –

The movement of intangible assets with limited useful life for the years ended December 31, 2023, 2022 and 2021 is as follows:

Description	Client relationships (i)	Brand name (ii)	Fund manager contract (iii)	Relationships with holders	Software and developments	Intangible in progress	Other	2023	2022	2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balances at January 1	373,602	171,864	73,412	21,100	3,642,091	867,213	17,953	5,167,235	4,708,305	4,293,864
Additions	-	-	-	-	244,879	577,462	6,462	828,803	703,670	532,244
Acquisition of business	2,507	3,457	-	-	10,678	-	-	16,642	7,533	-
Transfers	-	-	-	-	436,050	(436,050)	-	-	-	-
Disposals and others	(204)	-	4,303	-	(54,676)	(107,063)	6,339	(151,301)	(252,273)	(117,803)
Balance as of December 31	375,905	175,321	77,715	21,100	4,279,022	901,562	30,754	5,861,379	5,167,235	4,708,305

Accumulated amortization -
Balance at January 1	302,513	60,488	12,824	21,100	2,637,685	-	5,409	3,040,019	2,795,084	2,475,466
Amortization of the period	15,025	5,827	3,573	-	407,583	-	4,576	436,584	403,726	381,794
Disposals and others	(307)	-	(24)	-	(42,326)	-	416	(42,241)	(158,791)	(62,176)
Balance as of December 31	317,231	66,315	16,373	21,100	3,002,942	-	10,401	3,434,362	3,040,019	2,795,084

Net carrying amount	58,674	109,006	61,342	-	1,276,080	901,562	20,353	2,427,017	2,127,216	1,913,221

During 2023, activated disbursements were mainly related to the implementation and development of various IT projects such as Yape, Collection Suite, Telecredit - Office Banking, Data Lake - Data Vault, Integrated Management of Payment Solutions, Operational CRM, IO App, Among others.

During 2022, the Group has made disbursements mainly related to the implementation and development of various IT projects such as Cubo – Mis Financiero, Yape, DataLake – Data Vault, IFRS 9 Strategic Tool, Office Banking, Vision Plus, among others.

During 2021, the Group has made disbursements mainly related to the implementation and development of various IT projects such as Data Lake - Data Vault, Mobile Banking I14, Telephone Banking by voice call I15 and improvements in Yape, among others.

Due to the implementation of IFRS 17, the expense for depreciation and amortization of intangibles is distributed in the consolidated income statement in the depreciation and amortization item by S/386.1 million and S/50.5 million corresponding to the attributable expense in the item insurance technical result.

In the opinion of Management, the net book value of intangibles does not exceed their recoverable value as of December 31, 2023, 2022 and 2021.

(i)	Client relationships -

This item consists of the following:

	2023	2022
	S/(000)	S/(000)

Prima AFP - AFP Unión Vida	37,701	45,262
Credicorp Capital Holding Chile - Inversiones IMT	13,410	15,564
Joinnus S.A.C.	2,507	-
Ultraserfinco S.A.	2,000	6,971
Compañía Incubadora de Soluciones Móviles S.A-Culqi	1,792	1,809
Tenpo SpA	1,264	1,483
Net carrying amount	58,674	71,089

(ii)	Brand name –

This item consists of the following:

	2023	2022
	S/(000)	S/(000)

MiBanco	105,244	111,009
Joinnus S.A.C.	3,457	-
Compañía Incubadora de Soluciones Móviles S.A-Culqi	305	367
Net carrying amount	109,006	111,376

(iii)	Fund management contract -

This item consists of the following:

	2023	2022
	S/(000)	S/(000)

Credicorp Capital Holding Chile - Inversiones IMT	29,553	30,495
Credicorp Capital Colombia	29,229	27,620
Ultrasefinco S.A.	2,560	2,473
Net carrying amount	61,342	60,588

Management has assessed at each reporting date that there was no indication that customer relationships, brand name, fund management contract and software and developments may be impaired.

b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing, as follows:

	2023	2022
	S/(000)	S/(000)
MiBanco - Edyficar Perú	273,694	273,694
Prima AFP - AFP Unión Vida	124,641	124,641
Credicorp Capital Colombia S.A	111,799	92,188
Banco de Crédito del Perú	52,359	52,359
MiBanco Colombia	49,629	99,979
Pacífico Seguros	36,354	36,354
Joinnus S.A.C	35,700	−
Atlantic Security Holding Corporation	29,795	29,795
Tenpo SpA	22,697	23,441
Monokera S.A.S	22,656	−
Wally POS S.A.C	21,046	24,214
Tenpo Technologie SpA	11,719	13,155
Sami Shop S.A.C	4,000	−
Compañía Incubadora de Soluciones Móviles S.A-Culqi	2,297	2,297
Crediseguro Seguros Personales	96	96
Net carrying amount	798,482	772,213

The recoverable amount of all of the CGUs has been determined based in the present value of the discounted cash flows or dividends determined principally with assumptions of revenue and expenses projection (based on efficiency ratios).

Goodwill balance of Credicorp Capital Colombia S.A, Mibanco Colombia, Tenpo SPA and Tenpo Technologie SpA. are affected by the volatility effect of the local exchange rate currency of the country in which they operate against the exchange rate of functional currency of Credicorp Ltd. and subsidiaries.

As of December 31, 2023, the Group recorded an impairment of MiBanco Colombia (formerly Bancompartir S.A) for $75,199 million Colombian peso equivalent S/64.1 million and S/7.8 million of minority interest. To determine this impairment, a fair value of $438,259 million Colombian peso, equivalent to US$113.2 million, and a book value of $513,458 million Colombian peso, equivalent to US$132.5 million, were estimated. For the estimation, a discount rate of 15.1 percent and a perpetual growth rate of 6.8 percent were used as assumptions. During 2022, no impairment losses were recorded.

The following table summarizes the key assumptions used for the calculation of fair value less selling costs in 2023 and 2022:

	2023
Description	Terminal value growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	5.60	13.10
Prima AFP - AFP Unión Vida	1.60	15.50
Mibanco Colombia	6.80	15.10
Credicorp Capital Colombia S.A	4.60	14.90
Banco de Crédito del Perú	4.60	12.40
Pacífico Seguros (*)	4.60	11.8 y 13.9
Atlantic Security Holding Corporation	2.30	12.60
Tenpo SpA	−	25.00
Compañía Incubadora de Soluciones Móviles S.A-Culqi	−	25.00
Wally POS S.A.C.	−	25.00
Sami Shop S.A.C.	−	25.00

	2022
Description	Terminal value growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	5.60	14.30
Prima AFP - AFP Unión Vida	1.60	16.10
MiBanco - Colombia	6.00	16.80
Credicorp Capital Colombia S.A.	4.80	17.90
Banco de Crédito del Perú	4.60	12.80
Pacífico Seguros (*)	4.60	13.0 y 14.3
Atlantic Security Holding Corporation	2.30	15.20
Tenpo SpA	−	25.00
Compañía Incubadora de Soluciones Móviles S.A-Culqi	−	25.00

(*)	As of December 31, 2023, and 2022, it corresponds to the discount rates used to determine the recoverable value of the cash flows that correspond to the general and life insurance business lines.

Cash flows of 5 to 10 years were included, depending on the maturity of the business in the discounted cash flow model. Estimated growth rates are based on historical performance and Management’s expectations regarding market development. A long-term growth rate in perpetuity has been determined considering account forecasts included in industry reports.

Discount rates represent the assessment of the specific risks of the CGU. The discount rate originates from the financial asset pricing model (MVAF). The cost of capital is derived from the benefits that the Group’s investors expect to obtain, the specific risk incorporated by applying comparable individual beta factors adjusted to the debt structure of each CGU and the specific country and market risk premiums for each CGU. Beta factors are evaluated annually based on available market information.

As a result of the evaluation carried out on the goodwill, a deterioration in the goodwill of Mibanco Colombia was recognized, which is explained by a combination of lower projected flows and higher contributions in 2023 and 2024, partially offset by a lower discount rate. The macroeconomic context has had a relevant impact on business results. The higher rates have put downward pressure on the intermediation margin due to a higher cost of funding and the difficulty of transferring this increase to active rates. Additionally, the portfolio has deteriorated in a context of low economic growth and high inflation rates; mainly due to the greater transfer of credits to Stage 2 and Stage 3. It is expected that these impacts on margin and provisions will be controlled in the medium term.

The key assumptions described above may change if market and economic conditions change. As of December 31, 2023, and 2022, the Group estimates that the reasonableness of these possible changes in these assumptions would not cause the recoverable amount of all CGUs to decrease below their book value.

11	RIGHT-OF-USE ASSETS, NET AND LEASE OBLIGATIONS

a)	Right-of-use

The Group has leased agreements according to the following composition:

	Property: Agencies and offices	Servers and technology platforms	Transport units	Other leases	2023	2022	2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balance as of January 1,	807,422	151,363	3,305	64,801	1,026,891	969,355	990,148
Additions	101,585	3,239	3,308	14,709	122,841	113,948	110,005
Disposal and others	(61,753)	(2,231)	(505)	−	(64,489)	(56,412)	(130,798)
Balance as of December 31	847,254	152,371	6,108	79,510	1,085,243	1,026,891	969,355

Accumulated depreciation -
Balance as of January 1,	386,108	71,512	2,052	23,386	483,058	382,938	287,220
Depreciation of the period	105,163	27,831	682	14,157	147,833	151,335	161,287
Disposal and others	(42,614)	(2,247)	(502)	−	(45,363)	(51,215)	(65,569)
Balance as of December 31	448,657	97,096	2,232	37,543	585,528	483,058	382,938

Net carrying amount	398,597	55,275	3,876	41,967	499,715	543,833	586,417

b)	Lease Liabilities

The Group maintains contracts, with certain renewal options and for which the Group has reasonable certainty that this option will be exercised. In those cases, the period of lease used to measure the liability and assets corresponds to an estimation of future renovations.

12	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2023	2022
	S/(000)	S/(000)
Other assets -
Financial instruments:
Receivables (b)	1,523,052	1,449,079
Derivatives receivable (c)	987,663	1,478,726
Receivables from sale of investments (d)	411,599	142,765
Operations in process (e)	137,952	155,568
	3,060,266	3,226,138

Non-financial instruments:
Deferred fees (f)	1,197,457	908,399
Investment in associates (g)	748,663	726,993
Investment properties, net (h)	565,274	548,558
Income tax prepayments, net	348,578	186,372
Adjudicated assets, net	107,562	136,079
Improvements in leased premises	100,919	71,747
VAT (IGV) tax credit	86,661	58,329
Others	9,237	9,056
	3,164,351	2,645,533
Total	6,224,617	5,871,671

	2023	2022
	S/(000)	S/(000)
Other liabilities -
Financial instruments:
Accounts payable (i)	2,367,204	2,058,229
Salaries and other personnel expenses	1,082,059	930,622
Derivatives payable (c)	891,999	1,345,665
Accounts payable for acquisitions of investments (d)	448,046	153,681
Allowance for indirect loan losses, Note 7(c)	368,029	658,584
Operations in process (e)	258,197	89,480
Dividends payable	62,976	73,607
	5,478,510	5,309,868
Non-financial instruments:
Taxes	727,052	1,062,691
Provision for sundry risks (j)	661,737	624,149
Others	126,392	192,344
	1,515,181	1,879,184
Total	6,993,691	7,189,052

b)	As of December 31, 2023, the balance is mainly composed of accounts receivable from Niubiz, margin call of operations with derivates, for sale of goods and services, accounts receivable for the sale of foreign currency, operations to be settled, funds restricted by Central Bank of Reserve of Bolivia, works for taxes, accounts paid by third parties, commissions receivable, payment protection insurance premium receivable, accounts receivable from clients for stock market operations, advances to personnel, dividends receivable, rents, among others. As of December 31, 2022, the balance mainly comprises funds restricted by the Central Reserve Bank of Bolivia, margin call of operations with derivatives, taxes receivable, accounts receivable from the sale of deferred foreign currency, protection insurance premium of payments receivable, works for taxes, accounts paid by third parties, accounts receivable for the sale of goods and services, commissions receivable, receivable from clients for stock market operations, advances to personnel, operations to settle rents receivable, dividends for charge, among others.

c)	The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place change.

The table below shows as of December 31, 2023, and 2022 the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which the fair value of derivatives is measured.

		2023				2022				2023 and 2022
		Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Related instruments
		S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)

Derivatives held for trading (i) -
Foreign currency forwards		334,505	205,341	32,206,841	January 2024 / March 2026	500,348	288,857	34,224,865	January 2023 / August2024	-
Interest rate swaps		341,898	204,775	17,471,629	January 2024 / September 2033	415,034	277,988	10,834,324	January 2023 / December 2032	-
Currency swaps		230,818	429,365	12,895,649	January 2024 / August 2033	410,439	749,420	16,000,208	January 2023 / January 2033	-
Foreign exchange options		1,104	4,002	501,189	January 2024 / March 2025	1,349	3,168	362,324	January 2023 / June 2024	-
Futures		1,187	1,618	40,428	March 2024	794	1,450	48,819	March 2023	-
		909,512	845,101	63,115,736		1,327,964	1,320,883	61,470,540
Derivatives held as hedges
Cash flow hedges (ii) -
Cross currency swaps (CCS)	15(a)(i)	13,843	25,524	815,980	January 2025	20,114	8,418	839,080	January 2025	Bonds issued
Cross currency swaps (CCS)	5(c)(i)	-	-	-	-	21,935	-	171,630	August 2026	Repurchase agreements(*)
Cross currency swaps (CCS)	15(a)(v)	1,552	-	78,969	November 2025	-	13,688	145,715	December 2023	Bonds issued
Cross currency swaps (CCS)	6(b)(i)	20,359	9,784	126,624	February 2024 / January 2025	41,746	2,123	131,382	January 2023 / January 2025	Investments
Cross currency swaps (CCS)	14(b)(ii)	-	11,253	222,540	May 2025 / June 2025	-	156	38,140	June 2025	Debts to bank
Cross currency swaps (CCS)	5(c)(ii)	-	-	-	-	14,861	-	95,350	August 2026	Repurchase agreements(*)
Cross interest rate swaps (IRS)	4(b)(i)	786	337	556,350	April 2026 / May 2026	-	-	-		Cash and due from banks
Foreign currency forwards	14(b)	57	-	54,392	June 2024	-	-	-		Debts to bank

Fair value hedges -
Interest rate swaps (IRS)	6(b)	41,554	-	778,890	March 2025 / February 2028	52,106	397	926,497	January 2023 / February 2028	Investments
		78,151	46,898	2,633,745		150,762	24,782	2,347,794
		987,663	891,899	65,749,481		1,478,726	1,345,665	63,818,334

(*)	Corresponds to investments classified at the fair value through other comprehensive income under IFRS 9 as of December 31, 2023 and 2022.

(i)	Held-for-trading derivatives are principally negotiated to satisfy customers’ needs. On the other hand, the Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedge accounting requirements. Fair value of derivatives held for trading classified by contractual maturity is as follows:

	2023						2022
	Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5		Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5
	months	to 1 year	years	years	years	Total	months	to 1 year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	201,816	129,504	3,185	-	-	334,505	276,887	226,117	(2,656)	-	-	500,348
Interest rate swaps	8,870	11,790	94,681	128,141	98,416	341,898	12,395	43,395	58,726	122,943	177,575	415,034
Currency swaps	4,955	45,436	69,962	78,513	31,952	230,818	63,465	60,940	86,950	84,650	114,434	410,439
Foreign exchange options	471	592	41	-	-	1,104	153	1,163	33	-	-	1,349
Futures	1,187	-	-	-	-	1,187	794	-	-	-	-	794
Total assets	217,299	187,322	167,869	206,654	130,368	909,512	353,694	331,615	143,053	207,593	292,009	1,327,964

	2023						2022
	Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5		Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5
	months	to 1 year	years	years	years	Total	months	to 1 year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	142,293	57,319	5,729	-	-	205,341	203,269	85,222	366	-	-	288,857
Interest rate swaps	20,615	20,739	48,110	36,596	78,715	204,775	8,073	37,418	45,352	62,460	124,685	277,988
Currency swaps	78,941	129,935	86,455	99,804	34,230	429,365	140,363	258,962	100,267	127,404	122,424	749,420
Foreign exchange options	1,355	2,525	122	-	-	4,002	554	2,483	131	-	-	3,168
Futures	1,618	-	-	-	-	1,618	1,450	-	-	-	-	1,450
Total liabilities	244,822	210,518	140,416	136,400	112,945	845,101	353,709	384,085	146,116	189,864	247,109	1,320,883

(ii)	The Group is exposed to variability in future cash flows on assets and liabilities in foreign currency and/or those that bear interest at variable rates. The Group uses derivative financial instruments as cash flow hedges to cover these risks.

A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of deferred income tax is presented below:

	2023					2022
	Up to 1	From 1 to 3	From 3 to 5	Over 5		Up to 1	From 1 to 3	From 3 to 5	Over 5
	year	years	years	years	Total	year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cash inflows (assets)	160,643	1,742,147	-	-	1,902,790	250,835	938,513	76,280	-	1,265,628
Cash outflows (liabilities)	(153,240)	(1,749,748)	-	-	(1,902,988)	(294,548)	(934,119)	(73,232)	-	(1,301,899)
Consolidated statement of income	485	(17,192)	-	-	(16,707)	397	(7,222)	7,070	-	245

As of December 31, 2023, the accumulated balance of the unrealized result from cash flow hedges, net of the corresponding deferred income tax, results from current hedges which maintain an unrealized loss of approximately S/16.7 million and revoked hedges that maintain an unrealized gain of S/5.8 million (As of December 31, 2022, current hedges maintained an unrealized gain of approximately S/0.2 million) See in note 16(c).

d)	As of December 31, 2023 and 2022, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled during the first days of the following month.

e)	Transactions in process include deposits received, granted and collected loans, funds transferred and other similar types of transactions, which are made in the final days of the month and not reclassified to their final accounts in the interim condensed consolidated statement of financial position until the first days of the following month. The regularization of these transactions does not affect the Group’s net income.

f)	As of December 31, 2023, the balance corresponds mainly to the payment in advance in favor of Latam Airlines Group S.A. Perú Branch for US$169.7 million, equivalent to S/629.5 million, (US$128.0 million, equivalent to S/488.4 million as of December 31, 2022) on account of the Latam Pass Miles that the Bank has been crediting to its clients for the use of your credit and debit cards, and other financial products BCP Latam Pass. Customers can use these miles directly with Latam to exchange tickets, goods or services offered by them.

g)	Credicorp’s principal associate is Pacífico S.A Entidad Prestadora de Salud (Pacífico EPS), whose balance amounts to S/686.6 million and S/627.9 million as of December 31, 2023 and 2022, respectively.

h)	Investment properties -

The movement of investment properties is as follows:

	2023			2022
	Land	Buildings	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	328,131	285,188	613,319	526,935
Additions (i)	−	25,034	25,034	87,132
Disposals and others	14,486	(13,146)	1,340	(748)
Ending Period	342,617	297,076	639,693	613,319

Accumulated depreciation
Balance at January 1	−	63,351	63,351	56,412
Depreciation for the period	−	8,115	8,115	7,107
Disposals and others	−	1,543	1,543	(168)
Ending Period	−	73,009	73,009	63,351

Impairment losses (ii)	689	721	1,410	1,410

Net carrying amount	341,928	223,346	565,274	548,558

Land and buildings are mainly used for office rental, which are free of all encumbrances.

(i)	As of December 31, 2023, the Group has made disbursements for the acquisition of land and real estate for S/25.0 million. As of December 31, 2022, the Group has made disbursements for property improvements for S/87.1 million.

(ii)	The Group’s Management has determined that the recoverable value of its investment properties is greater than their net carrying amount.

As of December 31, 2023, and 2022, the market value of the properties amounts to approximately S/1,235.2 million and S/1,206.5 million, respectively; which was determined through a valuation made by an independent appraiser.

As of December 31, 2023, and 2022, the balance corresponds mainly to accounts payable to suppliers, accounts payable to client investors in stock exchange, for accounts payable to policyholders, account payable to intermediaries, accounts payable for premiums to the deposit insurance fund, dividend payable to minor shareholders, accounts payable for foreign exchange sale, interbank operations to be settled with the BCRP, among others.

i)	The movement of the provision for sundry risks for the years ended December 31, 2023, 2022 and 2021 was as follows:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Balance at the beginning of the year	624,149	614,012	514,382
Provision, note 25	95,873	43,846	70,824
Increase (decrease), net	(58,285)	(33,709)	28,806
Balances at the end of the year	661,737	624,149	614,012

Because of the nature of its business, the Group has various pending lawsuits, which provisions are recorded when, in Management’s and its in-house legal advisors opinion, it is likely that these may result in an additional liability and such amount can be reliably estimated. Regarding lawsuits against the Group which have not been recorded as a provision, in Management’s and its in-house legal advisors opinion, they will not result in an additional liability other than those recorded previously and they will not have a material effect on the Group’s consolidated financial statements.

13	DEPOSITS AND OBLIGATIONS

a)	This item consists of the following:

	2023	2022
	S/(000)	S/(000)

Saving deposits	52,375,813	54,769,045
Demand deposits	48,229,323	48,467,248
Time deposits (c)	41,290,011	37,478,269
Severance indemnity deposits	3,185,603	3,824,629
Bank’s negotiable certificates	1,194,653	1,418,740
Total	146,275,403	145,957,931
Interest payable	1,429,591	1,062,856
Total	147,704,994	147,020,787

The Group has established a policy to remunerate demand deposits and savings accounts according to a growing interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to its policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering the interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

b)	The amounts of non-interest-bearing and interest-bearing deposits and obligations are presented below:

	2023	2022
	S/(000)	S/(000)

Non-interest-bearing -
In Peru	37,627,288	39,370,497
In other countries	4,607,210	3,975,654
	42,234,498	43,346,151

Interest-bearing -
In Peru	94,452,833	92,276,991
In other countries	9,588,072	10,334,789
	104,040,905	102,611,780

Total	146,275,403	145,957,931

c)	The balance of time deposits classified by maturity is as follows:

	2023	2022
	S/(000)	S/(000)

Up to 3 months	23,975,997	17,201,364
From 3 months to 1 year	11,420,212	12,688,483
From 1 to 3 years	2,472,740	4,144,424
From 3 to 5 years	327,136	502,291
More than 5 years	3,093,926	2,941,707
Total	41,290,011	37,478,269

In Management’s opinion the Group’s deposits and obligations are diversified with no significant concentrations as of December 31, 2023, and 2022.

As of December 31, 2023 and 2022, the balance of deposits and obligations, guaranteed by the Peruvian “Fondo de Seguro de Depositos” (Deposit Insurance Fund) amounts to approximately S/51,875.6 million and S/52,745.2 million, respectively. At said dates, maximum amount of coverage per depositor recognized by “Fondo de Seguro de Depositos” totaled S/123,810.0 and S/125,603.0, respectively.

As of December 31, 2023 and 2022, the balance of deposits and obligations of Banco de Crédito Bolivia guaranteed by the “Fondo de Protección al Ahorrista” (FPAH, for its Spanish acronym) of Bolivia, amounts to Bs 1,409.9 million Bolivianos (equivalent to S/762.3 million) and Bs 1,369.4 million Bolivianos (equivalent to S/762.1 million), respectively. At said dates, maximum amount of coverage per depositor recognized by “FPAH” totaled Bs 90,240.3 Bolivianos and Bs 96,359.0 Bolivianos (equivalent to S/48,790.4 and S/53,627.0, respectively).

As of December 31, 2023 and 2022, the balance of deposits and obligations of MiBanco Colombia guaranteed by the “Fondo de Garantía de las Instituciones Financieras” (FOGAFÍN, for its Spanish acronym) of Colombia, amounts to $53,049.4 million Colombian pesos (equivalent to S/50.8 million) and $61,349.2 million Colombian pesos (equivalent to S/48.2 million), respectively. At said dates, maximum amount of coverage per depositor recognized by “FOGAFÍN” totaled $50,000,000.0 Colombian pesos (equivalent to S/47,850.0 and S/39,300.0, respectively).

14	DUE TO BANKS AND CORRESPONDENTS

a)	This item consists of the following:

	2023	2022
	S/(000)	S/(000)

International funds and others (b)	7,362,734	4,694,617
COFIDE and FONCODES credit line (c)	4,389,433	4,107,294
Inter-bank funds	324,400	−
	12,076,567	8,801,911
Interest payable	202,114	135,500
Total	12,278,681	8,937,411

b)	This item consists of the following:

	2023	2022
	S/(000)	S/(000)

Bank of America N.A.	1,019,975	149
Club Deal Loan (i)	923,965	946,605
Wells Fargo Bank N.A.	898,275	190,699
Bank of New York Mellon	593,440	572,100
International Finance Corporation (IFC) (ii)	567,240	382,840
Standard Chartered Bank Hong Kong LTD	483,654	-
Sumitomo Mitsui Banking Corporation	426,535	-
Corporación Financiera de Desarrollo (COFIDE)	409,890	503,538
Caixabank	370,900	190,700
Commerzbank AG	370,900	-
Banco de la Nación	355,000	-
Citibank N.A.	185,450	381,400
Zürcher Kantonalbank	185,450	95,350
Bradesco Bac Florida Bank	92,725	76,280
Banco BBVA Perú	60,000	114,000
Bancolombia S.A.	58,171	59,604
Banco Bisa S.A.	51,364	-
Banco Nacional de Bolivia S.A.	50,994	-
Banco Internacional del Perú S.A.A. (Interbank) (iii)	50,933	150,000
ICBC Perú Bank S.A.	50,000	100,000
Banco de Occidente	47,463	84,096
Bancoldex	45,292	126,957
Standard Chartered Bank	-	266,923
Scotiabank Perú S.A.A.	-	120,000
The Toronto Dominion Bank	-	247,910
Others	65,118	85,466
Total	7,362,734	4,694,617

As of December 31, 2023, the loans have maturities between January 2024 and April 2035 (between January 2023 and December 2031, as of December 31, 2022) and accrue interest in soles currency at rates that fluctuate between 2.23 percent and 9.33 percent (between 2.23 percent and 9.45 percent, as of December 31, 2022) and accrue interest in foreign currency as follows:

	2023		2022
	Min	Max	Min	Max
	%	%	%	%
Boliviano	4.90	6.90	6.00	6.00
Colombian peso	0.45	17.64	0.40	17.04
U.S. Dollar	5.78	7.09	1.50	6.32

(i)	The balances as of December 31, 2023 and 2022, include a loan under Club Deal Loan for 25 months for US$250.0 million equivalent to S/927.3 million, having five foreign banks as borrowers: Wells Fargo Bank NY – Agent Administrative, Standard Chartered Bank, JP Morgan Chase Bank N.A., HSBC Bank and Bank of America.

Subsequently, in April 2023, JP Morgan Chase Bank carried out a partial assignment of its collection rights in favor of ICBC Perú Bank S.A. for US$20.0 million or S/74.2 million, making it the sixth borrower of the Deal Club.

The loan accrues interest at a 3-month SOFR variable rate plus a spread of 1.5 percent. Likewise, the expenses linked to said transaction were deferred and are coming accruing proportionally over the life of the loan.

(ii)	As of December 31, 2023, Mibanco maintain cross currency swaps (CCS) that were designated as cash flow hedges of certain repo operations in U.S. dollars for a nominal amount of US$60.0 million, equivalent to S/222.5 million.

(iii)	As of December 31, 2023, Mibanco maintain a foreign currency forward for a nominal amount of US$14.7 million, equivalent to S/54.4 million.

c)	Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronyms, respectively) to promote the development of Perú, they mature between January 2024 and January 2032 and bear annual interest in soles at rates that fluctuate between 3.50 percent and 7.60 percent and interest in foreign currency 7.75 percent as of December 31, 2023 (between January 2023 and January 2032 and with annual interest in soles between 3.50 percent and 7.60 percent and interest in foreign currency 7.75 percent as of December 31, 2022). These lines of credit are guaranteed with a portfolio of Fondo Mi Vivienda mortgage loans amounting to S/4,389.4 million and S/4,107.3 million, as of December 31, 2023 and 2022, respectively.

d)	The following table presents the maturities of due to banks and correspondents as of December 31, 2023 and 2022 based on the period remaining to maturity:

	2023	2022
	S/(000)	S/(000)

Up to 3 months	3,513,860	1,420,872
From 3 months to 1 year	3,514,114	1,562,224
From 1 to 3 years	1,568,163	2,660,926
From 3 to 5 years	795,765	694,308
More than 5 years	2,684,665	2,463,581
Total	12,076,567	8,801,911

e)	As of December 31, 2023 and 2022, lines of credit granted by various local and foreign financial institutions, to be used for future operating activities total S/11,752.2 million and S/8,801.9 million, respectively.

f)	Certain debts to banks, correspondents and other entities include specific agreements on how the funds received should be used, the financial conditions that the Bank must maintain, as well as other administrative matters. In Management’s opinion, these specific agreements have been fulfilled by the Bank as of December 31, 2023 and 2022.

15	BONDS AND NOTES ISSUED

a)	This item consists of the following:

			Hedge Accounting			As of December 31, 2023			As of December 31, 2022
	Annual interest rate	Interest payment	Type	Notional	Notional Equivalent	Maturity	Issued amount	Carrying amount	Maturity	Issued amount	Carrying amount
	%			(000)	S/(000)		(000)	S/(000)		(000)	S/(000)

Senior notes - BCP (i)	2.70	Semi-annual	CCS	US$220,000	815,980	January 2025	US$700,000	2,571,032	January 2025	US$700,000	2,623,445
Senior notes - BCP (ii)	4.65	Semi-annual	-	-	-	September 2024	S/2,900,000	2,496,413	September 2024	S/2,900,000	2,490,872
Senior notes - Credicorp Ltd. (iii)	2.75	Semi-annual	-	-	-	June 2025	US$500,000	1,706,587	June 2025	US$500,000	1,827,682
Senior notes - BCP (iv)	5.05	Semi-annual	-	-	-	June 2027	US$30,000	111,143	June 2027	US$30,000	114,246
Senior notes - BCP (v)	0.97	Semi-annual	CCS	¥3,000,000	78,969	November 2025	¥3,000,000	78,828	-	-	-
Senior notes - BCP (v)	0.45	Semi-annual	-	-	-	-	-	-	December 2023	¥5,000,000	145,522
Senior notes - BCP	4.25	Semi-annual	-	-	-	-	-	-	April 2023	US$716,301	2,713,911

Corporate bonds -

First program
First issuance (Series A) - Mibanco Colombia	9.00	Quarterly	-	-	-	January 2025	$112,500	82,712	January 2025	$112,500	72,118
								7,046,715			9,987,796

			Hedge Accounting			As of December 31, 2023			As of December 31, 2022
	Annual interest rate	Interest payment	Type	Notional	Notional Equivalent	Maturity	Issued amount	Carrying amount	Maturity	Issued amount	Carrying amount
	%			(000)	S/(000)		(000)	S/(000)		(000)	S/(000)

Subordinated bonds -
Subordinated bonds - BCP (vi)	From 3.13 to 3.25	Semi-annual	-	-	-	July 2030 / September 2031	US$1,350,000	4,954,968	July 2030 / September 2031	US$1,350,000	5,064,963

First program
First issuance (Series A) - Pacífico Seguros (vii)	6.97	Quarterly	-	-	-	-	-	-	November 2026	US$60,000	228,840

Second program
Second issuance (Series A) - Pacífico Seguros	4.41	Semi-annual	-	-	-	December 2030	US$50,000	205,952	December 2030	US$50,000	173,635
Second issuance (Series B) - Pacífico Seguros	8.00	Semi-annual	-	-	-	May 2033	US$60,000	185,450	-	-	-
First issuance (Series B) - MiBanco	7.22	Semi-annual	-	-	-	June 2027	S/30,000	30,000	June 2027	S/30,000	30,000

Third program
Issuance IV - Banco de Crédito de Bolivia	5.85	Semi-annual	-	-	-	February 2033	Bs137,200	65,562	-	-	-
Issuance III - Banco de Crédito de Bolivia	6.00	Semi-annual	-	-	-	August 2030	Bs100,000	54,067	August 2030	Bs100,000	55,653
Issuance I - Banco de Crédito de Bolivia	6.25	Semi-annual	-	-	-	August 2028	Bs70,000	37,847	August 2028	Bs70,000	39,047

Fourth program
First issuance (Series A) - MiBanco	5.84	Semi-annual	-	-	-	March 2031	S/155,000	146,274	March 2031	S/155,000	146,276
								5,680,120			5,738,414

Negotiable certificate of deposit - MiBanco Colombia	From 1.0 to 17.90	To maturity	-	-	-	January 2024 / January 2027	$1,295,640	1,239,824	January 2023 / January 2027	$978,455	769,132
Negotiable certificate of deposit - MiBanco	From 3.30 to 8.41	Annual	-	-	-	January 2024 / June 2025	S/407,101	407,101	January 2023 / June 2024	S/356,547	356,547

								14,373,760			16,851,889
Interest payable								221,025			155,305
Total								14,594,785			17,007,194

International issues maintain certain operating covenants, which, in Management’s opinion, the Group has complied with at the dates of the statement of financial position.

(i)	The Bank issued Senior Notes under the Medium-Term Program proof approximately US$700.0 million at a semi-annual coupon rate of 2.70 percent maturing in January 2025. The Bank can redeem all or part of the notes at any date, between October 11, 2021 and December 11, 2024, at a redemption price equal to or greater than: (i) 100 percent of the aggregate principal amount of the notes to be redeemed; and (ii) the sum of the present value of each remaining scheduled payment discounted at interest rate equal to the Treasury of the United States of America’s rate plus 20 basis points. From December 11, 2024 onwards, the Bank can redeem the total or part of the notes to a redemption price equal to 100 percent of the aggregate principal amount of the notes to be redeemed. The payment of principal will take place on the due date or when the Bank redeems the notes.

On December 31, 2023, the Bank maintains a CCS which was designated as cash flows hedges of a part of Senior Notes in U.S Dollar subject to exchange rate risk for a notional amount of US$220.0 million, equivalent to S/816.0 million (US$220.0 million equivalent to S/839.1 million, as of December 31, 2021), see note 12(c). By means of the CCS, the cover part of senior notes was economically converted to soles.

(ii)	The Bank can redeem the whole or part of the Senior Notes between October 17, 2021 and August 16, 2024, at a redemption price equal to or greater than: (i) 100 percent of the aggregate principal amount of the notes, and (ii) the sum of the present value of cash flows discounted at interest rate equivalent to sovereign bonds issued by the government of Perú or other comparable titles plus 25 basis points. As of August 17, 2024, the Bank may redeem all or part of the senior notes at a redemption price equal to 100 percent of the aggregate amount of the principal to be redeemed. The payment of principal will take place on the due date or when the Bank redeems the notes.

(iii)	As of December 31, 2023, Credicorp Ltd. maintains Senior Notes for approximately US$486.0 million, equivalent to S/1,802.6 million (US$500.0 million, equivalent to S/1,907.0 million as of December 31, 2022) at fixed interest rate, whose maturity date is on June 17, 2025.

These Senior Notes can redeem the whole or part mainly by the following ways (i) at any time prior to May 17, 2025, make whole or partial call, at Treasury plus 40 basis points, and (ii) at any time on or after May 17, 2025, at par value. The payment of principal will take place on the due date or when Credicorp Ltd. redeems the notes.

In December 2023, the Group decided to unwind the accounting hedge of a net investment of a foreign operation, it held for a portion of these bonds issued for approximately US$228.8 million (US$228.8 million, equivalent to S/912.2 million, as of December 31, 2021) which covered by the same amount the exposure of the net investment in the subsidiary Atlantic Security Holding Corporation (ASHC), established in Cayman Islands and whose functional currency is the US dollar, see note 30.2(b)(ii). This hedge was intended to mitigate the exchange rate risk associated with the conversion of the net investment held in ASHC to the Group’s functional currency (soles).

(iv)	On June 21, 2022, the Bank issued senior notes under the Medium-Term Bond Program amounting to US$30.0 million at a semi-annual rate of 5.05 percent maturing in June 2027. An amount equivalent to the net proceeds from the offering will be used to finance or refinance, in whole or in part, new or existing green Eligible Projects, as per BCP’s Sustainability Financing Framework dated January 2022. The Bank may redeem all or part of the notes at a redemption price equal to 100 percent of the aggregate amount of the principal of the notes to be redeemed.

(v)	On December 2023, the cross currency swap (CCS) matured for a nominal amount of ¥5,000.0 million (¥5,000.0 million equivalent to S/145.7 million as of December 31, 2022) designated to hedge cash flows of bonds issued in yen at a fixed rate, which were converted to soles, see note 12(c).

On September 19, 2023, the Bank issued Senior Notes for approximately ¥3,000.0 million equivalent to S/79.0 million, as of December 31,2023, with a fixed rate of 0.97 percent, whose maturity on November 19, 2025.

As of December 31, 2023, the bank maintains a cross currency swap (CCS) for a nominal amount of ¥3,000.0 million equivalent to S/79.0 million, see note 12(c), which was decomposed by risk variables into two cross currency swaps (CCS) with the purpose of being designated as a cash flow hedge of a bond issued in yen at a fixed rate, which was converted to soles through this swap and as a cash flow hedge of placements.

(vi)	On July 1, 2020, the Bank issued Subordinated Notes under the Medium-Term Bond Program amounting to US$850.0 million at a semiannual rate of 3.125 percent maturing in July 2030 called “3.125% Fixed Rate Subordinated Notes Due 2030 (Callable 2025).” As of July 1, 2025, It will be paid a fixed interest rate equal to the United States Treasury interest rate, comparable to 5 years, plus 300.0 basic points. On July 1, 2025, the Bank may redeem all or part of the notes at a redemption price that is equal to 100 percent of the aggregate principal amount of the notes to be redeemed. Thereafter, the Bank may redeem all or part of the notes at a redemption price equal to the higher of (i) 100 percent of the principal amount of the notes and (ii) the sum of the remaining flows discounted to a rate equivalent to the United States Treasury interest rate plus 45 basis points. The payment of the principal will take place on the expiration date of the notes or when the Bank redeems them.

On the other hand, effective March 30, 2021, the Bank issued Subordinated Notes under the Medium-Term Bond Program for US$500.0 million at a semi-annual coupon rate of 3.25 percent maturing in September 2031. called “Subordinated Bonds at a Fixed Interest Rate at 3.250% maturing in 2031 (Callable in 2026)”. As of September 30, 2026, a fixed interest rate will be paid equal to the United States Treasury interest rate, comparable to 5 years, plus 245.0 basis points. On September 30, 2026, the Bank may redeem all or part of the subordinated notes at a redemption price that is equal to 100 percent of the aggregate principal amount of the subordinated notes to be redeemed. Thereafter, the Bank may redeem all or part of the subordinated notes at a redemption price that is equal to the greater of (i) 100 percent of the principal amount of the subordinated notes and (ii) the sum of the cash flows remaining discounted at a rate equivalent to the United States Treasury interest rate plus 40 basis points. Principal payment will take place on the maturity date of the subordinated notes or when the Bank redeems them.

(vii)	On May 17, 2023, Pacífico Compañía de Seguros y Reaseguros S.A. has completed the total redemption of the subordinated bonds called ’First issuance of the First Pacífico Subordinated Bonds Program’ for a notional of US$60.0 million, with maturity in the year 2026.

b)	The table below shows the bonds and notes issued, classified by maturity, without accrued interests:

	2023	2022
	S/(000)	S/(000)

Up to 3 months	174,341	128,442
From 3 months to 1 year	3,660,915	3,671,142
From 1 to 3 years	4,728,629	7,184,334
From 3 to 5 years	159,754	388,396
More than 5 years	5,650,121	5,479,575
Total	14,373,760	16,851,889

16	EQUITY

a)	Capital stock -

As of December 31, 2023, 2022 and 2021 a total of 94,382,317 shares have been issued at US$5 per share.

b)	Treasury stock -

We present below the stocks of Credicorp Ltd., the number of shares that the Group’s subsidiaries own in Credicorp Ltd. as of December 31, 2023, 2022 and 2021:

	Number of shares
As of December 31, 2023	Shares of the Group	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	−	14,620,846
BCP	−	109,185	109,185
Atlantic Security International Financial Services	−	39,309	39,309
Grupo Crédito	−	36,698	36,698
Pacífico Seguros	−	19,912	19,912
Mibanco	−	14,128	14,128
Credicorp Capital Servicios Financieros	−	13,267	13,267
ASB Bank Corp	−	12,041	12,041
Other minors	−	20,710	20,710
	14,620,846	265,250	14,886,096

	Number of shares
As of December 31, 2022	Shares of the Group	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	−	14,620,846
BCP	−	120,505	120,505
Grupo Crédito	−	23,214	23,214
Pacífico Seguros	−	20,606	20,606
Credicorp Capital Servicios Financieros	−	15,007	15,007
Mibanco	−	14,260	14,260
ASB Bank Corp	−	11,791	11,791
Other minors	−	22,994	22,994
	14,620,846	228,377	14,849,223

	Number of shares
As of December 31, 2021	Shares of the Group	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	−	14,620,846
BCP	−	134,133	134,133
Pacífico Seguros	−	22,966	22,966
Credicorp Capital Servicios Financieros	−	15,561	15,561
Mibanco	−	14,418	14,418
ASB Bank Corp (Atlantic Security Bank)	−	11,193	11,193
Grupo Crédito	−	7,871	7,871
Other minors	−	23,381	23,381
	14,620,846	229,523	14,850,369

(*) It corresponds mainly to the treasury shares that were granted to employees and Senior Management, for which they have the right to vote, and to a lesser extent to the shares acquired for coverage purposes for the new complementary retention program. These shares are not released on said dates.

During 2023, 2022 and 2021, the Group purchased 163,067, 137,604 and 97,951 shares of Credicorp Ltd., respectively, for a total of US$22.5 million (equivalent to S/85.6 million), US$22.5 million (equivalent to S/83.6 million) and US$16.1 million (equivalent to a S/58.9 million), respectively.

c)	Reserves -

Certain Group’s subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20, 30 or 50 percent, depending on its activities and the country in which production takes place); this reserve must be constituted with annual transfers of not less than 10 percent of net profits. As of December 31, 2023, 2022 and 2021, the balance of this reserves amounts approximately to S/8,621.7 million, S/7,783.3 million and S/7,088.6 million, respectively.

At the Board meetings held on April 27, 2023, April 28, 2022 and February 25, 2021, the decision was made to transfer from “Retained earnings” to “Reserves” S/2,593.6 million, S/2,354.9 million and S/347.0 million, respectively.

“Other reserves” include unrealized gains (losses) on fair value of investments through other comprehensive income and on cash flow hedges derivative instruments, net of deferred income tax and non-controlling interest. Movement was as follows:

	Other reserves:
	Instruments that will not be reclassifed to profit or loss	Instruments that will be reclassified to consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Reserve for cash flow hedges	Insurance reserves	Foreign currency translation reserve	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2021	315,202	2,256,531	(41,102)	(892,598)	227,865	1,865,898
Decrease in net unrealized gains on investments	(108,317)	(2,411,900)	−	−	−	(2,520,217)
Transfer to results of the net realized loss of investments	−	3,848	−	−	−	3,848
Transfer of recovery of credit loss of investments to profit or loss	−	8,121	−			8,121
Change in net unrealized gain on cash flow hedges derivatives	−	−	97,251	−	−	97,251
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	−	−	(56,422)	−	−	(56,422)
Other reserves	−	−	−	733,932	−	733,932
Foreign exchange translation	−	−	−	−	160,810	160,810
Net movement in hedges of net investments in foreign businesses	−	−	−	−	(57,319)	(57,319)
Balance as of December 31, 2021	206,885	(143,400)	(273)	(158,666)	331,356	235,902
Impact of initial application of IRFS 17	−	−	−	158,666	−	158,666
Others	−	3,900	−	−	5,681	9,581
Balances as of January 1, 2022 - Restated	206,885	(139,500)	(273)	−	−	404,149
Decrease in net unrealized gains on investments	(36,477)	(1,629,016)	−	−	−	(1,665,493)
Transfer to results of the net realized loss of investments	−	49,754	−	−	−	49,754
Transfer of recovery of credit loss of investments to profit or loss	−	63,203	−	−	−	63,203
Change in net unrealized gain on cash flow hedges derivatives	−	−	29,109	−	−	29,109
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	−	−	(28,048)	−	−	(28,048)
Other reserves	−	−	−	1,133,536	−	1,133,536
Foreign exchange translation	−	−	−	−	(301,969)	(301,969)
Net movement in hedges of net investments in foreign businesses	−	−	−	−	39,587	39,587
Balance as of December 31, 2022 - Restated	170,408	(1,655,559)	788	1,133,536	74,655	(276,172)
Decrease (increase) in net unrealized gains on investments	(12,247)	1,241,632	−	−	−	1,229,385
Transfer to results of the net realized loss of investments	−	7,789	−	−	−	7,789
Transfer of recovery of credit loss of investments to profit or loss	−	8,716	−	−	−	8,716
Change in net unrealized gain on cash flow hedges derivatives	−	−	18,359	−	−	18,359
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	−	−	(30,550)	−	−	(30,550)
Other reserves	−	−	−	(754,192)	−	(754,192)
Foreign exchange translation	−	−	−	−	73,498	73,498
Net movement in hedges of net investments in foreign businesses	−	−	−	−	18,950	18,950
Balance as of December 31, 2023	158,161	(397,422)	(11,403)	379,344	167,103	295,783

d)	Components of other comprehensive income -

The movement of the item is as follows:

	2023	2022	2021
		(Restated)
	S/(000)	S/(000)	S/(000)
To be reclassified to the consolidated statement of income in later periods comprehensive income

Debt instruments at fair value through other -
Net unrealized gain (loss)	1,241,632	(1,629,016)	(2,411,900)
Transfer to results of net realized loss	7,789	49,754	3,848
Transfer of recovery of credit loss to profit or loss	8,716	63,203	8,121
Sub total	1,258,137	(1,516,059)	(2,399,931)
Non-controlling interest	18,317	(15,535)	(39,890)
Income tax	58,489	(82,459)	(52,086)
	1,334,943	(1,614,053)	(2,491,907)

Cash flow hedge reserves -
Net gain on cash flow hedges	18,359	29,109	97,251
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	(30,550)	(28,048)	(56,422)
Sub total	(12,191)	1,061	40,829
Non-controlling interest	(148)	27	923
Income tax	(5,104)	158	16,834
	(17,443)	1,246	58,586

Other reserves -
Insurances reserves	(754,192)	1,133,536	733,932
Non-controlling interest	(8,619)	10,604	8,513
Income tax	−	−	26,846
	(762,811)	1,144,140	769,291

Foreign exchange traslation -
Exchange gains or losses	73,498	(301,969)	160,810
Net movement in hedges of net investments in foreign businesses	18,950	39,587	(57,319)
Sub total	92,448	(262,382)	103,491
Non-controlling interest	(34)	(114)	358
	92,414	(262,496)	103,849

	2023	2022	2021
		(Restated)
	S/(000)	S/(000)	S/(000)
Not to be reclassified to the consolidated statement of income in later periods:

Equity instruments at fair value through other comprehensive income -
Net unrealized loss	(12,247)	(36,477)	(108,317)
Non-controlling interest	127	23	33
Income tax	3,791	(2,109)	(5,402)
	(8,329)	(38,563)	(113,686)

Attributable to:
Credicorp’s equity holders	571,955	(680,321)	(1,629,996)
Non-controlling interest	9,643	(4,995)	(30,063)
	581,598	(685,316)	(1,660,059)

e)	Dividend distribution –

The chart below shows the distribution of dividends agreed by the Board of Directors:

	2023	2022	2021

Date of Meeting - Board of Directors	27.04.2023	28.04.2022	26.08.2021
Dividends distribution, net of treasury shares effect (in thousands of soles)	1,994,037	1,196,422	398,808
Payment of dividends per share (in soles)	25.0	15.0	5.0
Date of dividends payout	09.06.2023	10.06.2022	07.10.2021
Exchange rate published by the SBS	3.6901	3.7560	4.1310
Dividends payout (equivalent in thousands of US$)	540,375	318,536	96,540

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. As of December 31, 2023, 2022 and 2021 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax.

f)	Regulatory capital -

As of December 31, 2023 and 2022, the regulatory capital requirement (“patrimonio efectivo” in Perú) applicable to Credicorp subsidiaries engaged in financial services and insurance activities in Perú, determined under the provisions of the Peruvian banking and insurance regulator, SBS, totals approximately S/33,452.6 million and S/31,754.6 million, respectively. At those dates, the Group’s regulatory requirement exceeds by approximately S/7,731.9 million and S/8,157 million, respectively, the minimum regulatory capital required by the SBS.

17	TAX SITUATION

a)	Credicorp is not subject to income tax, wealth tax, capital gains tax or property tax in Bermuda.

Credicorp’s Peruvian subsidiaries are subject to the Peruvian tax regime.

The Peruvian corporate income tax rate at December 31, 2023, 2022 and 2021 was 29.5 percent of taxable income after calculating workers’ participation, which is determined using a rate of 5.0 percent.

The corporate income tax rate in Bolivia is 25.0 percent as of December 31, 2023 and 2022. Bolivian financial entities are subject to an additional rate to the extent that the ROE exceeds 6.0 percent; in that case, they must consider an additional rate of 25.0 percent, which would bring the rate to 50.0 percent. As of 2021, the aforementioned additional rate is also applicable to brokerage firms, mutual fund management companies and insurance companies.

In the case of Chile, the tax legislation changed in 2020, establishing two new regimes currently in force: the general regime and the Pro-Pyme regime, the latter applicable to smaller companies. Credicorp Capital Holding Chile, as well as all its subsidiaries, are taxed under the general regime, whose corporate income tax rate for domiciled legal entities remains at 27.0 percent as of December 31, 2023.

Individuals or legal entities not domiciled in Chile will be subject to an additional tax at rates between 4.0 percent and 35.0 percent, depending on the nature of the income.

In Colombia, according to Law No.2277 of 2021 issued on December 13, 2022, the general income tax rate for the year 2023 is 35.0 percent and for financial institutions an additional 5.0 percent is added for the taxable years 2023 to 2027, totaling a general income tax rate of 40.0 percent (for the taxable year 2022 3.0 percentage points were added to the general tax rate, totaling an income tax rate of 38.0 percent).

The additional rate of 5.0 percent will be applicable only to financial institutions that in the corresponding taxable year have a taxable income equal to or greater than 120,000 Unidad de Valor Tributario (“UVT”), which as of December 31, 2023 and 2022 is equivalent to a total of S/4.4 million and S/3.6 million respectively. In this sense, Credicorp Capital Colombia, Credicorp Capital Fiduciaria and Mibanco Colombia must pay income tax taking into account the above.

Additionally, in case of receiving occasional profits, listed and established by the National Government in the Tax Statute and which are not subject to income tax, a differential rate of 10.0 percent must be applied on the net profit and the associated expenses respectively.

In fiscal year 2021, the Colombian Tax Reform Law repealed, as from fiscal year 2022, the rule that allowed taking 100.0 percent of the industry and commerce tax as a tax discount of the income tax, notices and boards. Therefore, in fiscal year 2023 only 50.0 percent of the industry and commerce tax, signs and boards may be taken as tax discount.

The deadlines for the finality of the income and complementary tax return for the taxable periods 2022 and 2023 are established as follows:

Increase in net income tax compared to the previous year	Firmness of the declaration
35 percent	6 months
25 percent	12 months

The reconciliation of the statutory income tax rate to the effective tax rate for the Group is as follows:

	2023		2022		2021
	In millions	%	In millions	%	In millions	%
Theoretical tax and income tax rate in Perú	(2,040.9)	(29.50)	(2,022.5)	(29.50)	(1,573.2)	(29.50)
Decrease (Increase) in the statutory tax rate due to:
(i) Decrease (Increase) due to the profit of subsidiaries not domiciled in Perú	52.8	0.77	(75.8)	(1.11)	(12.8)	(0.24)
(ii) Provision tax on dividends	(235.7)	(3.44)	(168.4)	(2.46)	(78.6)	(1.47)
(iii) Non-taxable income, net	335.3	4.59	156.2	2.29	3.5	0.06
Income tax and effective income tax rate	(1,888.5)	(27.58)	(2,110.5)	(30.78)	(1,661.1)	(31.15)

b)	Income tax expense for the years ended December 31, 2023, 2022 and 2021 comprises:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Current -
In Perú	1,669,370	1,799,467	945,937
In other countries	295,169	197,971	167,657
	1,964,539	1,997,438	1,113,594

Deferred -
In Perú	(28,734)	37,447	548,920
In other countries	(47,354)	75,616	(1,527)
	(76,088)	113,063	547,393
Total	1,888,451	2,110,501	1,660,987

c)	The following table presents a summary of the Group’s deferred income tax:

	2023	2022
	S/(000)	S/(000)
Deferred income tax asset, net
Deferred asset
Allowance for loan losses for loan portfolio	1,023,000	1,108,687
Provision for profit sharing	70,908	73,402
Provision for sundry expenses and risks	59,984	35,393
Carry forward tax losses	63,668	50,675
Provision for pending vacations	32,370	31,724
Depreciation of improvements for leased premises	20,436	23,762
Unrealized losses due to valuation of investments at fair value through other comprehensive income	5,837	5,160
Provision of Stock awards	13,821	45,510
Unrealized losses due to valuation of investments at fair value through other comprehensive income	39,364	71,214
Unrealized gain from valuation of fair value hedging derivatives	−	8,246
Others	209,491	120,239

Deferred liability
Intangibles, net	(176,271)	(253,696)
Adjustment for difference in exchange of Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) and SBS	(45,016)	(61,858)
Buildings depreciation	(63,839)	(64,462)
Deferred acquisitions costs	(16,070)	(16,537)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(3,743)	(1,099)
Buildings revaluation	(2,552)	(3,113)
Unrealized gain in valuation on cash flow hedge derivatives	(804)	(5,262)
Others	(48,389)	(33,238)
Total	1,182,195	1,134,747

	2023	2022
	S/(000)	S/(000)
Deferred income tax liability, net
Deferred asset
Provision for sundry expenses and risks	12,395	21,192
Carry forward tax losses	19,757	19,757
Unrealized losses due to valuation of investments at fair value through other comprehensive income	8,731	41,146
Provision for workers profit sharing	17,897	12,911
Deferred income from commissions on remuneration	5,274	4,992
Others	(16,564)	10,270

Deferred liability
Intangibles, net	(36,569)	(37,315)
Gain generated in the reorganization of Pacífico EPS	(39,515)	(39,515)
Deferred acquisitions costs	(8,186)	(22,991)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(13,846)	(10,716)
Reserve for reinstatement premium costs and deductibles	(10,942)	(11,251)
Leasing operations related to loans	(3,038)	(3,224)
Buildings revaluation	(3,296)	(3,296)
Others	(39,615)	(56,965)
Total	(107,517)	(75,005)

As of December 31, 2023, the Group has a deferred income tax asset of S/36.3 million corresponding to unrealized gains and losses generated by investments at fair value with changes in other comprehensive income and cash flow hedges. As of December 31, 2022, the Group has a deferred income tax asset of S/114.0 million corresponding to unrealized gains and losses generated by investments at fair value with changes in other comprehensive income and cash flow hedges.

d)	The Peruvian Tax Authority has the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. Income tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

Banco de Crédito del Perú S.A.	2016, 2017, 2020 to 2023
Mibanco	2018, 2021 to 2023
Pacífico Compañía de Seguros y Reaseguros	2018 to 2023
Credicorp Capital Servicios Financieros	2018 to 2023
Credicorp Capital Perú	2018 to 2023
Credicorp Capital Holding Perú S.A.A.	2018 to 2023
Grupo Credito	2018 to 2023

It is worth mentioning that the Tax Authority is auditing the sworn declaration of:

Banco de Crédito del Perú	2019
Mibanco	2021
Grupo Crédito	2017

The Bolivian, Chilean and Colombian Tax Authorities have the power to review and, if applicable, make a new determination for the income tax the subsidiaries to Credicorp located in said countries, upon presentation of their Income Tax declarations. Additionally, in the case of Colombia, a period of 6 years was established for the taxpayers obliged to apply Transfer Prices or taxpayers who report tax losses. The annual income tax declarations pending examination by the overseas tax authorities are the following:

Banco de Crédito de Bolivia	2015 to 2023
Credicorp Capital Colombia	2017 to 2023
Mibanco Colombia	2019 to 2023

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2023 and 2022.

e)	International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12

The amendments to IAS 12 have been introduced in response to the OECD’s BEPS Pillar Two rules and include:

i)	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and

ii)	Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

These modifications to IAS 12 came into force on January 1, 2023, and have not had an impact on the Group’s consolidated financial statements, to the extent that Pillar Two legislation is not in force at the date of presentation of these annual accounts.

The Group has applied the mandatory exception to recognising and disclosing information about deferred tax assets and liabilities arising from Pillar Two income taxes.

At the date of this report, the corresponding legislation is still pending and there is no certainty, to date or whether such legislation will be enacted and, if applicable, what the effective date of the resulting legislation will be.

In 2023, the Group is in the process of evaluating its exposure to the Pillar Two legislation.

Furthermore, the Group based on the analysis carried out, at the end of the 2023 financial year the Group does not anticipate substantial economic impacts resulting from the Additional Tax that would arise as a consequence of the application of Pillar Two.

18	CONTINGENT RISKS AND COMMITMENTS

a)	This item consists of the following:

	2023	2022
	S/(000)	S/(000)

Contingent credits – indirect loans (b)
Endorsements and standby letters	17,737,645	18,244,865
Import and export letters of credit	2,313,970	2,683,190
Sub-total, Note 7(b)	20,051,615	20,928,055

Responsibilities under credit line agreements (c)	87,091,701	86,597,041
Total	107,143,316	107,525,096

The reference values of transactions with derivative financial instruments are recorded in accounts outside the statement of financial position in the committed currency, as presented in note 12(c).

b)	In the normal course of their business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statement of financial position.

Credit risk for contingent credits is defined as the possibility of sustaining a loss because one of the parties to a financial instrument fails to comply with the terms of the contract. The risk of credit losses is represented by the contractual amounts specified in the related contracts. The Group applies the same credit policies in making contingent commitments and other obligations as it does for on-balance sheet instruments (Note 7(a)), including the requirement to obtain collateral when it is deemed necessary.

Collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions reach maturity without any performance being required; therefore, the total committed amounts do not necessarily represent future cash requirements.

c)	Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

19	INTEREST, SIMILAR INCOME AND SIMILAR EXPENSES

This item consists of the following:

		2022
	2023	(Restated)	2021
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loans	15,044,864	12,419,281	10,170,680
Interest on investments at fair value through other comprehensive income	1,984,408	1,595,570	1,152,542
Interest on due from banks	1,133,211	467,387	49,637
Interest on investments at amortized cost	456,543	382,097	323,689
Interest on investments at fair value through profit or loss	48,376	38,550	50,562
Dividends received	46,080	29,226	40,637
Other interest and similar income	85,013	79,171	62,659
Total	18,798,495	15,011,282	11,850,406

Interest and similar expense
Interest on deposits and obligations	(3,141,307)	(1,688,245)	(865,474)
Interest on due to banks and correspondents	(1,158,665)	(683,078)	(435,426)
Interest on bonds and notes issued	(634,299)	(728,218)	(836,977)
Financial expenses of insurance activities	(466,814)	(426,477)	−
Deposit Insurance Fund	(237,441)	(230,255)	(213,741)
Interest on lease liabilities	(25,574)	(25,054)	(27,374)
Other interest and similar expense	(196,423)	(138,337)	(111,810)
Total	(5,860,523)	(3,919,664)	(2,490,802)

20	COMMISSIONS AND FEES

This item consists of the following:

		2022
	2023	(Restated)	2021
	S/(000)	S/(000)	S/(000)

Performance obligations at a point in time:
Maintenance of accounts, transfers and credit and debit card services	1,465,318	1,595,547	1,442,966
Commissions for banking services	443,040	367,946	301,592
Collection services	119,563	119,636	107,442
Commissions for consulting and technical studies	61,390	66,291	62,384
Commissions for salary advance and payment of services	59,903	66,330	52,557
Commissions for brokerages, stockbrokers and stock markets.	43,861	44,225	40,769
Commissions for intermediation in virtual platforms	41,376	35,324	29,983
Operational commissions	41,082	36,213	76,626
Commissions for placements	32,253	27,686	18,451
Penalty commissions	1,635	3,104	21,420
Others	97,450	127,051	81,947
	2,406,871	2,489,353	2,236,137

Performance obligations over time:
Funds and equity management	700,663	628,739	717,227
Contingent loans and foreign trade fees	651,392	450,874	459,165
Commissions for custody of securities	45,533	73,891	81,205
	1,397,588	1,153,504	1,257,597

Total	3,804,459	3,642,857	3,493,734

21	NET GAIN ON SECURITIES

This item consists of the following:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Net gain (loss) on investments at fair value through profit or loss	325,808	(114,892)	(102,761)
Net gain in associates	117,089	104,461	74,021
(Provision) of credit loss for investments at fair value with changes in other comprehensive income, note 6(b)	(4,321)	(58,260)	(6,816)
Net (loss) gain on investments at fair value with changes in other comprehensive income	(14,917)	75,273	65,976
Others	1,485	(1,114)	(1,770)
Total	425,144	5,468	28,650

22	INSURANCE AND UNDERWRITING RESULT

a)	The insurance and reinsurance result consists of the following:

	2023	2022
	S/(000)	S/(000)
Contracts measured under BBA and VFA (b)	226,125	211,323
Contracts measured under PAA	3,629,283	3,321,947
Income from the Insurance Service	3,855,408	3,533,270
Claims incurred and adjustments related to past claims incurred and other insurance service expenses	(2,232,672)	(2,122,652)
Losses in onerous contracts and reversal of losses	(17,181)	(92,530)
Others	(3,134)	(15,741)
Insurance Service Expenses	(2,252,987)	(2,230,923)

Insurance Service Result	1,602,421	1,302,347

	2023	2022
	S/(000)	S/(000)
Variation in incurred claim provision - pending Claims - Reinsurance	448,500	317,110
Adjustment changes of incurred claim provision - RA - Reinsurance	(9)	−
Income from reinsurance recoveries	448,491	317,110

Premiums assigned to the reinsurance period	(839,812)	(778,009)
Expenses for assigning the premiums paid to the reinsurer	(839,812)	(778,009)

Reinsurance result	(391,321)	(460,899)

b)	The result of the contracts measured under BBA and VFA of the insurance service is detailed below:

	2023	2022
	S/(000)	S/(000)
Amounts related to changes in liabilities for the remaining coverage:
CSM recognized for services provided	128,639	131,588
Change in risk adjustment for non-financial risk	12,357	15,982
Expenses for insurance services and expected claims occurred	81,995	65,329
Cash recovery for the purchase of insurance	3,134	(1,576)
Contracts measured under BBA and VFA	226,125	211,323

c)	The impact of new business for onerous and non-onerous contracts is detailed below:

	2023
	Onerous contracts	Non-onerous contracts	Total
	S/(000)	S/(000)	S/(000)
Estimates of the present value of future outflows:
Insurance Acquisition Cash Flows	21,123	85,120	106,243
Claims and other directly attributable expenses	135,905	658,515	794,420
Estimates of the present value of future inflows	(138,467)	(856,323)	(994,790)
Risk adjustment for non-financial risk	1,913	6,225	8,138
CSM	−	106,463	106,463
Impact on provisions for contracts recognized in the period	20,474	−	20,474

	2022
	Onerous contracts	Non-onerous contracts	Total
	S/(000)	S/(000)	S/(000)
Estimates of the present value of future outflows:
Insurance Acquisition Cash Flows	14,022	72,277	86,299
Claims and other directly attributable expenses	165,170	468,718	633,888
Estimates of the present value of future inflows	(167,263)	(668,931)	(836,194)
Risk adjustment for non-financial risk	2,562	7,569	10,131
CSM	−	120,367	120,367
Impact on provisions for contracts recognized in the period	14,491	−	14,491

d)	Below, we present the estimate of the release of CSM considering the reversals of the loss component:

	2023	2022
	S/(000)	S/(000)
One year	113,378	115,614
Two years	115,736	148,085
Three years	116,736	164,542
Four years	117,284	165,924
Five years	114,531	152,654
from 6 to 10 years	494,953	413,518
Older than 10 years	1,011,435	217,278
Total	2,084,053	1,377,615

e)	The fair value of the underlying assets is as follows:

	2023	2022
	S/(000)	S/(000)
IL Controlled	91,502	84,570
IL Controlled Soles	186,879	187,088
IL Balanced	79,671	72,059
IL Balanced II	382,326	370,484
IL Global Balanced	87,527	75,301
IL Capitalized	1,433	328
IL Capitalized II	259	190
IL Global Growth	1,073	198
IL Sustainable Capitalization	804	−

f)	The impact in the current period of the transition approaches adopted to establish CSM for insurance contract portfolios is revealed in the following table:

	2023	2022
	S/(000)	S/(000)
CSM at the beginning of the period	992,527	1,251,473
Changes related to future service	(11,385)	(181,050)
Changes related to the current service	(74,030)	(77,896)
CSM at the end of the period	907,112	992,527

g)	Below is the composition of the net premiums earned as of December 31, 2021 under IFRS 4:

	Gross written premiums	Technical reserve adjustment	Total gross written premiums (*)	Premiums ceded to reinsurers and co-insurers, net (**)	Results of financial assets designated at fair value through profit and loss,	Total Net premiums earned
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2021
Life insurance	2,508,154	(890,216)	1,617,938	(214,636)	54,663	1,457,965
Health insurance	630,790	(30,457)	600,333	(15,078)	−	585,255
General insurance	1,140,478	(3,176)	1,137,302	(508,992)	−	628,310
Total	4,279,422	(923,849)	3,355,573	(738,706)	54,663	2,671,530

(*)	Gross written premiums by insurance type are described below:

	2021
	S/(000)%
Life insurance (i)	1,617,938	48.22
Health insurance (ii)	600,333	17.89
General insurance (iii)	1,137,302	33.89
Total	3,355,573	100.00

(i)	The breakdown of life insurance gross written premiums is as follows:

	2021
	S/(000)%
Disability and survival (*)	645,194	39.88
Credit life	593,370	36.67
Individual life (**)	119,220	7.37
Group life	150,777	9.32
Annuities	109,377	6.76
Total	1,617,938	100.00

(*)	This item includes Complementary Work Risk Insurance (“SCTR” from its Spanish acronym).

(**)	Individual life insurance premiums include Investment Link insurance contracts.

(ii)	Gross health insurance premiums include medical assistance that amounts to S/519.8 million and represents 86.59 percent in this line of business as of December 31, 2021

(iii)	General insurance gross written premiums consist of the following:

	2021
	S/(000)%
Automobile	334,939	29.45
Fire and allied lines	311,048	27.35
Theft and robbery	110,815	9.74
Third party liability	109,907	9.66
Transport	58,300	5.13
Technical lines (*)	63,792	5.61
Marine Hull	29,414	2.59
SOAT (Mandatory automobile line)	25,662	2.26
Aviation	38,275	3.37
Others	55,150	4.84
Total	1,137,302	100.00

(*)	Technical lines include Contractor’s All Risk (CAR), Machinery breakdown, All Risk (EAR), Electronic equipment (EE), All Risk Contractor’s Equipment (ARCE).

(**)	“Premiums ceded to reinsurers and coinsurers, net” include:

2021
S/(000)
Premiums ceded for automatic contracts (mainly excess of loss)	(355,356)
Premiums ceded for facultative contracts,	(392,346)
Annual variation of reserve risk in progress of premiums ceded	8,996
(738,706)

h)	Below are the claims incurred by life, general and health insurance contracts as of December 31, 2021 under IFRS 4:

	2021
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Gross claims	2,183,789	375,162	325,307	2,884,258
Ceded claims	(406,494)	(120,546)	(15,301)	(542,341)
Net insurance claims	1,777,295	254,616	310,006	2,341,917

23	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

		2022
	2023	(Restated)	2021
	S/(000)	S/(000)	S/(000)

Salaries	2,430,121	2,176,165	2,090,835
Vacations, medical assistance and others	433,441	357,879	342,435
Bonuses	320,084	301,097	280,568
Workers profit sharing	286,895	311,459	165,091
Additional participation	276,177	271,995	342,065
Social security	254,770	234,867	213,640
Severance indemnities	180,637	167,020	159,845
Share-based payment plans	83,328	81,679	73,997
Total	4,265,453	3,902,161	3,668,476

24	ADMINISTRATIVE EXPENSES

This item consists of the following:

	2023	2022 (Restated)	2021
	S/(000)	S/(000)	S/(000)

IT expenses and systems outsourcing	1,080,001	908,339	741,429
Publicity and loyalty programs	720,718	652,587	486,885
Audit, consulting and professional fees	336,715	333,325	312,978
Taxes and contributions	264,326	280,171	289,484
Transport and communications	226,860	225,491	208,244
Repair and maintenance	157,127	136,105	123,232
Outsourcing	144,534	113,211	99,440
Sundry supplies	118,510	87,844	57,093
Comissions by agents	115,120	106,356	104,700
Short term, low value and variable income lease	108,357	91,680	86,417
Security and protection	64,432	64,480	63,500
Subscriptions and quotes	61,945	55,914	55,331
Electricity and water	56,359	50,566	48,886
Insurance	56,324	62,994	62,142
Electronic processing	39,764	35,896	39,528
Cleaning	22,677	20,435	20,105
Others	229,434	188,671	154,323
Total	3,803,203	3,414,065	2,953,717

25	OTHER INCOME AND EXPENSES

This item consists of the following:

	2023	2022 (Restated)	2021
	S/(000)	S/(000)	S/(000)
Other income
Net results from sale of loan portfolio	83,515	18,712	15,700
Rental income	46,836	44,257	35,218
Income from previous years	33,969	66,531	33,969
Contract resolution impact	6,559	5,352	16,817
Recovery of other accounts receivable and other assets	1,862	1,299	3,728
Net income from the sale of property, furniture and equipment	1,654	14,979	16,083
Gain from the sale of adjudicated assets	-	11,355	-
Others	266,258	105,561	145,052
Total other income	440,653	268,046	266,567

	2023	2022 (Restated)	2021
	S/(000)	S/(000)	S/(000)
Other expenses
Reduction of intangibles due to withdrawals and dismissed projects	96,978	25,140	17,630
Provision for sundry risks, see Note 12(j)	95,873	43,846	70,824
Losses due to operational risk	66,302	74,512	58,956
Association in participation	53,097	40,955	47,176
Administrative and tax penalties	28,882	1,626	1,601
Donations	23,354	16,362	9,949
Expenses on improvements in building for rent	17,445	18,962	23,814
Provision for other accounts receivable	11,975	18,736	28,324
Operating expenses due to COVID-19	7,775	20,177	50,107
Others	132,920	103,982	126,733
Total other expenses	534,601	364,298	435,114

26	EARNING PER SHARE

The net earnings per ordinary share were determined based on the net income attributable to equity holders of the Group as follows:

	2023	2022	2021

Net income attributable to equity holders of Credicorp (in thousands of Soles)	4,865,540	4,647,818	3,584,582

Number of stock
Ordinary stock, note 16(a)	94,382,317	94,382,317	94,382,317
Less – opening balance of treasury stock	(14,849,223)	(14,850,369)	(14,914,734)
Sale (acquisition) of treasury stock, net	(55,283)	(3,615)	26,604
Weighted average number of ordinary shares for basic earnings	79,477,811	79,528,333	79,494,187
Plus - dilution effect - stock awards	177,709	168,462	182,208
Weighted average number of ordinary shares adjusted for the effect of dilution	79,655,520	79,696,795	79,676,395

Basic earnings per share (in Soles)	61.22	58.44	45.09
Diluted earnings per share (in Soles)	61.08	58.32	44.99

27	OPERATING SEGMENTS

The Credicorp Board of Directors organized the Group’s subsidiaries according to the types of financial services provided and the sectors on which they are focused; with the objective of optimizing the management thereof. Next, we present the Group´s business lines:

a)	Universal Banking -

Includes the operations related to the granting of various credits and financial instruments to individuals and legal entities, from the segments of wholesale and retail banking, such as the obtaining of funds from the public through deposits and current accounts, obtaining of funding by means of initial public offerings and direct indebtedness with other financial institutions. This business line incorporates the results and balances of the Banco de Crédito del Perú (BCP) and Banco de Crédito de Bolivia (BCB).

b)	Insurance and Pensions -

-	Insurance: includes, mainly, the issue of insurance policies to cover losses in commercial property, transport, marine vessels, automobiles, life, health and pensions, operations carried out through Pacífico Compañía de Seguros y Reaseguros.

-	Pensions: provides Management Service of private pension funds to the affiliates, operation carried out from Prima AFP.

c)	Microfinance -

Includes the management of loans, credits, deposits and current accounts of the small and microenterprises: carried out through Mibanco, Banco de la Microempresa S.A. and Mibanco – Banco de la Microempresa de Colombia S.A.

d)	Investment Banking and Wealth Management -

Brokerage service and investment management services offered to a broad and diverse clientele, which includes corporations, institutional investors, governments and foundations; also, the structuring and placement of issues in the primary market, as well as the execution and negotiation of transactions in the secondary market. Additionally, it structures securitization processes for corporate customers and manages mutual funds.

All of these services are provided through Credicorp Capital Ltd. and subsidiaries and ASB Bank Corp.

Management of these business lines is designed to:

-	Promote the joint action of our businesses in order to take advantage of the synergies which result from the diversification of our portfolio.

-	Strengthening our leadership in the financial sector through our growth in new businesses, and the establishment of an investment banking platform available not only to the corporate world, but also to the retail segment, especially to the Small and Medium Enterprise (SME) and Consumer sectors.

-	Improve the ongoing search to adapt our business models, processes and procedures into line with best practices worldwide.

The operating results of the Group’s new business lines are monitored separately by the Board of Directors and Senior Management on a monthly basis, in order to make decisions regarding the allocation of resources and the evaluation of the performance of each one of the segments. The Chief Operating Decision Maker (CODM) of Credicorp is the Chief Executive Officer (CEO). The performance of the segments is evaluated based on the operating profits or losses and is measured consistently with the operating profits and losses presented in the consolidated statement of income.

Financial information by segment is prepared subject to the minimum controls necessary and on a uniform basis, with coherent grouping according to the type of activity and customer. The transfer prices used for determining income and expenses generated among the operating segments are similar to the prices that would be applicable to transactions carried out at arm’s length.

None of the income derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10 percent or more of the total income of the Group as of December 31, 2023, 2022 and 2021.

(i)	The following table presents information recorded in the results and for certain items of the assets corresponding to the Group’s reportable segments (in millions of soles) as of December 31, 2023, 2022 and 2021:

	Income (*)
2023	External	From other segments (**)	Net interest, similar income and expenses	Other income (***)	Provision for credit losses on loan portfolio	Depreciation, amortization and right in use	Income Tax	Net Profit	Additions of fixed assets, intangibles and goodwill	Total assets	Total liabilities
Universal Banking

Banco de Crédito del Perú	16,987	578	10,090	4,511	(2,846)	(459)	(1,497)	4,203	765	178,834	155,913
Banco de Crédito de Bolivia	920	-	-	211	(50)	(25)	(62)	83	16	13,465	12,612
	17,907	578	10,090	4,722	(2,896)	(484)	(1,559)	4,286	781	192,299	168,525
Insurance and Pensión funds
Pacífico Seguros y subsidiarias	2,233	-	285	951	-	(4)	(40)	818	79	15,865	13,446
Prima AFP	395	-	4	388	-	(24)	(57)	150	17	741	241
	2,628	-	289	1,339	-	(28)	(97)	968	96	16,606	13,687
Microfinance

MiBanco	3,238	134	2,160	161	(923)	(88)	(47)	204	129	16,898	13,902
Mibanco Colombia	489	-	255	46	(125)	(16)	26	(73)	44	2,113	1,849
	3,727	134	2,415	207	(1,048)	(104)	(21)	131	173	19,011	15,751

Investment Banking and Wealth Management	1,026	39	114	591	-	(37)	(43)	(167)	13	10,144	8,484
Other segments	377	1	30	8	(13)	(6)	(168)	(258)	151	4,274	2,935
Eliminations	-	-	-	-	-	-	-	-	-	(3,494)	(3,649)
Total consolidated	25,665	752	12,938	6,867	(3,957)	(659)	(1,888)	4,960	1,214	238,840	205,733

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and technical insurance results.

(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.

(***)	Corresponds to other income (include income and expenses for commissions) and technical insurance results.

	Income (*)
2022	External	From other segments (**)	Net interest similar income and expensese	Other Income (***)	Provision for credit losses on loan portfolio	Depreciation, amortization and right use	Income Tax	Net profit	Additions of fixed assets, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	13,510	518	7,828	3,139	(1,448)	(452)	(1,625)	4,258	590	177,907	157,485
Banco de Crédito de Bolivia	865	9	325	167	(69)	(24)	(112)	68	15	12,698	11,838
	14,375	527	8,153	3,306	(1,517)	(476)	(1,737)	4,326	605	190,605	169,323
Insurance and Pensión funds
Pacífico Seguros y subsidiarias	1,689	63	301	758	-	(3)	(12)	467	80	14,565	12,149
Prima AFP	354	4	-	354	-	(23)	(48)	110	29	735	238
	2,043	67	301	1,112	-	(26)	(60)	577	109	15,300	12,387
Microfinance
MiBanco	2,750	-	2,139	31	(597)	(76)	(165)	425	96	17,226	14,444
Mibanco Colombia	375	-	236	45	(45)	(13)	(7)	14	8	1,530	1,290
	3,125	-	2,375	76	(642)	(89)	(172)	439	104	18,756	15,734

Investment Banking and Wealth Management	923	90	98	666	-	(41)	(15)	21	41	14,051	10,670
Other segments	453	41	165	748	-	(4)	(127)	(603)	61	3,476	2,606
Eliminations	-	-	-	-	-	-	-	-	-	(6,774)	(4,901)
Total consolidated	20,919	725	11,092	5,908	(2,159)	(636)	(2,111)	4,760	920	235,414	205,819

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and technical results.

(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.

(***)	Corresponds to other income (include income and expenses for commissions) and technical results.

	Income (*)
2021	External	From other segments (**)	Net interest similar, income and expenses	Other income net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income Tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	11,143	368	6,192	3,262	(1,034)	(441)	(1,275)	3,391	449	184,740	166,411
Banco de Crédito de Bolivia	891	10	337	157	(17)	(23)	(63)	72	27	13,800	12,965
	12,034	378	6,529	3,419	(1,051)	(464)	(1,338)	3,463	476	198,540	179,376
Insurance and Pensions
Pacífico Seguros y subsidiarias	3,544	64	610	228	-	(57)	(5)	(130)	81	16,491	14,194
Prima AFP	407	1	(4)	406	-	(21)	(65)	146	12	840	265
	3,951	65	606	634	-	(78)	(70)	16	93	17,331	14,459
Microfinance
Mibanco	2,114	-	1,860	(12)	(504)	(78)	(143)	266	50	16,163	13,800
Mibanco Colombia (****)	302	-	229	35	(4)	(14)	(16)	43	8	1,393	1,159
	2,416	-	2,089	23	(508)	(92)	(159)	309	58	17,556	14,959
Investment Banking and Wealth Management	866	73	89	767	1	(45)	(25)	147	11	14,744	12,990
Other segments	182	33	47	80	(1)	(4)	(69)	(263)	2	3,377	2,634
Eliminations	-	-	-	-	-	-	-	-	-	(6,701)	(6,609)
Total consolidated	19,449	549	9,360	4,923	(1,559)	(683)	(1,661)	3,672	640	244,847	217,809

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and technical results.

(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.

(***)	Corresponds to other income (include income and expenses for commissions) and technical results.

(ii)	The following table presents (in millions of soles) the distribution of the total revenue, operating revenue and non-current assets of the Group; all assigned based on the location of the clients and assets, respectively, as of December 31, 2023, 2022 and 2021:

	2023				2022				2021
	Total income (*)	Operate Income (**)	Total current non assets(***)	Total, liabilities	Total income (*)	Operate Income (**)	Total current non assets(***)	Total, liabilities	Total income (*)	Operate Income (**)	Total current non assets (***)	Total liabilities
Perú	17,279	11,922	4,648	180,268	14,053	10,430	4,325	179,855	17,330	8,682	3,773	188,505
Bermudas	5,394	(45)	-	2,086	5,151	(28)	134	2,123	18	(17)	134	2,174
Panamá	384	174	31	5,580	295	105	3	8,384	309	103	30	10,389
Cayman Islands	502	358	-	154	72	72	-	139	17	-	-	88
Bolivia	1,082	328	122	12,784	960	377	113	11,885	978	373	121	13,012
Colombia	855	199	193	4,060	193	132	22	2,283	601	213	415	2,610
United States of America	29	-	14	19	8	-	5	15	33	1	1	5
Chile	129	2	75	778	187	4	119	1,132	166	1	131	1,026
Others	11	-	-	4	-	-	3	3	-	-	-	-
Total consolidated	25,665	12,938	5,083	205,733	20,919	11,092	4,724	205,819	19,452	9,356	4,605	217,809

(*)	Including total interest and similar income, other income and net premiums earned from insurance activities.

(**)	Operating income includes the income from interest and similar expenses from banking activities and insurance underwriting result.

(***)	Non-current assets consist of property, furniture and equipment (fixed assets), intangible assets and goodwill and right-for-use assets, net.

28	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a)	The Group’s consolidated financial statements as of December 31, 2023 and 2022 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The following table presents the main transactions and balances with related parties and individuals as of December 31, 2023 and 2022:

	2023	2022
	S/(000)	S/(000)

Statement of financial position -
Direct loans	2,063,739	1,804,837
Investments (i)	806,700	800,021
Deposits (ii)	(713,503)	(1,138,115)
Derivatives at fair value	516,292	336,867

(i)

As of December 31, 2023, the balance includes mainly S/166.8 million of corporate bonds, S/146.5 million of Alicorp S.A.A. shares; S/135.9 million of Inversiones Centenario shares and S/120.5 million of corporate bonds issued by Corporación Primax. The increase in the balance corresponds mainly to the fluctuation that positively affected the investments in corporate bonds of Alicorp S.A. and Corporación Primax.

As of December 31, 2022, the balance includes mainly S/158.1 million of corporate bonds, S/157.0 million of Alicorp S.A.A. shares; S/155.3 million of corporate bonds issued by Cementos Pacasmayo S.A. and S/126.8 million of Inversiones Centenario shares.

(ii)	Corresponds to deposits from legal entities and individuals. As of December 31, 2023 and 2022, the balance corresponds mainly to higher deposits held by companies and related persons.

	2023	2022
	S/(000)	S/(000)

Statement of income
Interest income related to loans	31,892	38,896
Interest expenses related to deposits	(30,914)	(24,143)
Other income	9,452	13,232

Contingent risks and commitments
Indirect loans	584,463	433,639

c)	All transactions with related parties are made in accordance with normal market conditions available to other customers. As of December 31, 2023, direct loans to related companies are secured by collateral, had maturities between January 2024 and August 2030, at an annual soles average interest rate of 7.70 percent and at an annual foreign currency average interest rate of 6.04 percent (as of December 31, 2022, maturities between January 2023 an June 2029, at an annual soles average interest rate of 6.86 percent and at an annual foreign currency average interest rate of 4.59 percent). Also, as of December 31, 2023 and December 31, 2022, the Group maintains an allowance for loan losses for related parties amounting to S/15.2 million and S/8.5 million, respectively.

d)	As of December 31, 2023 and 2022, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. As of December 31, 2023 and 2022, direct loans to employees, directors, key management and family members amounted to S/1,383.3 million and S/1,179.2 million, respectively; they are repaid monthly and earn interest at market rates.

e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2023 and 2022 was as follows:

	2023	2022
	S/(000)	S/(000)

Director’s compensation	7,387	7,850
Senior Management Compensation:
Remuneration	49,573	40,201
Stock awards vested	21,444	28,450
Total	78,404	76,501

f)	As of December 31, 2023 and 2022 the Group holds interests in various funds managed by certain of the Group’s subsidiaries. The details of the funds are presented below:

	2023	2022
	S/(000)	S/(000)
At fair value through profit or loss:
Mutual funds, investment funds and hedge funds
U.S. Dollars (i)	516,834	626,404
Bolivianos	179,131	163,701
Colombian pesos	170,769	70,987
Soles(ii)	108,830	76,535
Chilean pesos	7,198	5,735
Total	982,762	943,362

Restricted mutual funds, note 6(a)(iv)	334,162	351,317

29	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statement of financial position, by categories as defined under IFRS 9 as of December 31,2023 and 2022:

	2023						2022

	Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income				Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income
	Investments and derivates	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total	Investments and derivates	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	—	—	—	—	33,930,948	33,930,948	—	—	—	—	34,183,840	34,183,840
Cash collateral, reverse repurchase agreements and securities borrowings	—	—	—	—	1,410,647	1,410,647	—	—	—	—	1,101,856	1,101,856
At fair value through profit or loss	4,982,661	—	—	—	—	4,982,661	4,199,334	—	—	—	—	4,199,334
Investments at fair value through other comprehensive income, Note 6(b)	—	—	36,709,138	334,802	—	37,043,940	—	—	30,449,806	336,355	—	30,786,161
Amortized cost investments	—	—	—	—	10,188,927	10,188,927	—	—	—	—	10,445,729	10,445,729
Loans, net	—	—	—	—	136,698,135	136,698,135	—	—	—	—	140,753,972	140,753,972
Financial assets designated at fair value through profit or loss	—	810,932	—	—	—	810,932	—	768,801	—	—	—	768,801
Due from customers on banker’s acceptances	—	—	—	—	412,401	412,401	—	—	—	—	699,678	699,678
Other assets, Note 12(a)	987,663	—	—	—	2,072,603	3,060,266	1,478,726	—	—	—	1,747,412	3,226,138
	5,970,324	810,932	36,709,138	334,802	184,713,661	228,538,857	5,678,060	768,801	30,449,806	336,355	188,932,487	226,165,509

Liabilities

Deposits and obligations	—	—	—	—	147,704,994	147,704,994	—	—	—	—	147,020,787	147,020,787
Payables from repurchase agreements and securities lending	—	—	—	—	10,168,427	10,168,427	—	—	—	—	12,966,725	12,966,725
Due to banks and correspondents	—	—	—	—	12,278,681	12,278,681	—	—	—	—	8,937,411	8,937,411
Due from customers on banker’s acceptances	—	—	—	—	412,401	412,401	—	—	—	—	699,678	699,678
Lease liabilities	—	—	—	—	512,579	512,579	—	—	—	—	578,074	578,074
Financial liabilities at fair value through profit or loss	641,915	—	—	—	—	641,915	191,010	—	—	—	—	191,010
Bonds and notes issued	—	—	—	—	14,594,785	14,594,785	—	—	—	—	17,007,194	17,007,194
Other liabilities, Note 12(a)	891,999	—	—	—	4,586,511	5,478,510	1,345,665	—	—	—	3,964,203	5,309,868
	1,533,914	—	—	—	190,258,378	191,792,292	1,536,675	—	—	—	191,174,072	192,710,747

30	FINANCIAL AND NON-FINANCIAL RISK MANAGEMENT

The Group’s activities involve principally the use of financial instruments, including derivatives. It also accepts deposits from customers at both fixed and floating rates, for various periods, and invests these funds in high-quality assets. Additionally, it places these deposits at fixed and variable rates with legal entities and individuals, considering the finance costs and expected profitability.

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, derivatives included, to take advantage of short term market movements on securities, bonds, currencies and interest rates.

Given the Group’s activities, it has a framework for risk appetite, a corner stone of the management.

The risk management processes involve continuous identification, measurement, treatment and monitoring. The Group is exposed, principally, to operating risk, credit risk, liquidity risk, market risk, strategic risk and insurance technical risk. Finally, it reports on a consolidated basis the risks to which the Group is exposed.

a)	Risk management structure -

The Board of Directors of the Group and of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent instances in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

(i)	Group’s Board of Directors -

Credicorp Board of Directors –

The Credicorp Board of Directors is responsible for the overall approach to risk management of Credicorp Ltd., including the approval of its appetite for risk.

Likewise; take knowledge of the level of compliance of the appetite and the level of risk exposure, as well as the relevant improvements in the integral risk management of Grupo Crédito and Subsidiaries of Credicorp (Group).

Grupo Crédito’s Board of Directors –

Grupo Crédito’s Board of Directors is responsible for the general approach to risk management of the Group’s subsidiaries and the approval of the risk appetite levels that it is willing to assume. Furthermore, it approves the guidelines and policies for Integral Risk Management, promotes an organizational culture that emphasizes the importance of risk management, oversees the internal control system and ensures the adequate performance of the Group’s regulatory compliance function.

Group Company Boards -

The Board of each company of the Group is responsible for aligning the risk management established by the Board of Grupo Crédito with the context of each one of them. For that, it establishes a framework for risk appetite, policies and guidelines.

(ii)	Credicorp Risk Committee -

Represents the Credicorp Board of Directors, proposes the levels of risk appetite for Credicorp Ltd. Also, it is aware of the level of compliance of the risk appetite and the level of exposure assumed by Grupo Crédito and Credicorp subsidiaries and the relevant improvements in integral management of risks of said entities.

The Committee will be made up of no less than three directors of Credicorp, at least one of which must be independent. Additionally, the Board of Directors may incorporate as a member one or more directors of Credicorp subsidiaries. Likewise, the coordinator of the Committee will be the Credicorp Risk Manager, with the Internal Audit Manager as an observer member (without voice or vote). Finally, the following officials will attend the sessions as guests, according to the agenda of topics to be discussed and at the invitation of the Coordinator: General Manager, Finance Manager, Manager of the Risk Management Division of BCP, and all those people who criteria assist with the development of the session.

(iii)	Grupo Crédito Risk Committee -

Represents the Board of Grupo Crédito in risk management decision-making. Furthermore, proposes to Grupo Crédito’s Board of Directors the levels of risk appetite. This Committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition to it, they established principles, policies, and general limits to the Group.

The Risk Committee is presided by no less than three Board members of Grupo Crédito, at least one of which must be independent. Additionally, the Board of Directors may incorporate as a member one or more directors of the Group. Likewise, the coordinator of the Committee will be the Grupo Crédito Risk Manager, with the Internal Audit Manager as an observer member (without voice or vote). Finally, the following officials will attend the sessions as guests, according to the agenda of topics to be discussed and at the invitation of the Coordinator: General Manager, Finance Manager, Manager of the Risk Management Division of BCP, and all those people who criteria assist with the development of the session.

In addition to effectively managing all the risks, the Grupo Crédito Risk Committee is supported by the following committees which report periodically on all relevant changes or issues relating to the risks being managed:

Corporate credit Risk Committees (retail and non-retail)-

The Corporate credit Risk Committees (retail and non-retail) are responsible for reviewing the tolerance level of the credit risk appetite, the limits of exposure and the actions for the implementation of corrective measures, in case there are deviations. In addition, they propose credit risk management norms and policies within the framework of governance and the organization for the integral management of credit risk. Furthermore, they propose the approval of any changes to the functions described above and important findings to the Grupo Crédito Risk Committee.

Corporate Committee for Market, Structural, Trading and Liquidity Risks

The Corporate Committee for Market, Structural, Trading and Liquidity Risks is in charge of analyzing and proposing corporate objectives, guidelines and policies for the Management of Market and Liquidity Risks of the Group and the Group’s companies. As well as, monitor the indicators and limits of the market risk appetite and liquidity of the Group and of each one of the companies of the Group. Likewise, it is responsible for escalating managerial decisions above its authority to the Risk Committee of Grupo Crédito.

Corporate Model Risk Committee –

The Corporate Model Risk Committee is responsible for analyzing and proposing the actions corrections in case there are deviations with respect to the degrees of exposure assumed in the Appetite for Model Risk. Likewise, it proposes the creation and/or modification of the government for model risk management, monitoring compliance with the same. The Model Risk Committee monitors the Group’s data and analytical strategy and the health status of the model portfolio. They are also responsible to inform the Committee of Grupo Crédito Risks on exposures, related to model risk, which involve variations in the risk profile.

Corporate Operational Risk Methodology Committee -

The Corporate Methodological Committee of Operational Risk has as main responsibilities to review the main indicators of Operational Risk of the companies of the Group, as well as the progress of the methodologies deployed for Operational Risk and Business Continuity. Likewise, share best practices regarding the main challenges faced by Group companies.

(iv)	Central Risk Management of Credicorp -

The Central Risk Management of Credicorp informs the Credicorp Risk Committee of the level of compliance of the risk appetite and the level of exposure assumed by Grupo Crédito and Credicorp subsidiaries. Likewise, it reports the relevant improvements in the integral risk management of Grupo Crédito and Credicorp subsidiaries. In addition, it proposes to the Credicorp Risk Committee the risk appetite levels for Credicorp Ltd.

(v)	Central Risk Management of Grupo Crédito -

The Central Risk Management is responsible for the implementation of policies, procedures, methodologies and the actions to be taken to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. In addition, it is responsible for participating in the design and definition of the strategic plans of the business units to ensure that they are aligned within the risk parameters approved by the Grupo Crédito Board of Directors. Likewise, it disseminates the importance of adequate risk management, specifying in each of the units, the role that corresponds to them in the timely identification and definition of the corresponding actions.

The units of the Central Risk Management that manage risk at the corporate level are the following:

Credit Division -

The Credit Division proposes credit policies and evaluation criteria and credit risk management that the Group assumes with segment customers wholesaler. Evaluate and authorize loan proposals until their autonomy and propose their approval to the higher instances for those that exceed it. These guidelines are established on the basis of the policies set by the Grupo Crédito Board, respecting the laws and regulations in force. In addition, it assesses the evolution of the risk of wholesale clients and identifies problematic situations, taking actions to mitigate or resolve them.

Risk Management Division -

The Risk Management Division is responsible for ensuring that risk management directives and policies comply with the established by the Board of Directors. In addition, it is responsible for supervising the process of risk management and for coordinating with the companies of Credicorp involved in the whole process, promoting homogeneous risk management and aligned with the best practices. It also has the task of informing Board of Directors regarding: global exposure and by type of risk, as well as the specific exposure of each Group company.

Retail Banking Risk Division -

The Retail Banking Risk Division is responsible for managing the risk profile of the retail portfolio and developing credit policies that are in accordance with the guidelines and risk levels established by Grupo Crédito’s Board of Directors. Likewise, it participates in the definition of products and campaigns aligned to these policies, as well as in the design, optimization and integration of credit evaluation tools and income estimation for credit management. Likewise, there is an active and recurring participation of the BCP Retail Banking Risk Division in the Credit Risk and Collections Committee of Mibanco and in the BCB Retail Banking Risk Committee to ensure alignment of best practices in terms of policies and guidelines. credit ratings, risk segmentation and credit risk models.

Non-financial Risks Division -

The Non-financial Risks Division is responsible for defining a non-financial risks strategy aligned with the objectives and risk appetite set by the Board of Grupo Crédito. This strategy seeks to strengthen the management process, generate synergies, optimize resources and achieve better results among the units responsible for managing non-financial risks in the Group. Additionally, in order to achieve the objectives defined in the non-financial risk strategy, the Division is responsible for promoting risk culture, developing talent, defining indicators and generating and following-up strategic projects and initiatives.

(vi)	Internal Audit Division and Corporate Ethics and Compliance Division -

The Internal Audit Division is in charge of monitoring on an ongoing basis the effectiveness and efficiency of the risk management function in the Group, verifying compliance with regulations, policies, objectives and guidelines set by the Board of Directors. On the other hand, it evaluates sufficiency and integration level of Group’s information and database systems. Finally, it ensures that independence is maintained between the functions of the risk management and business units, for each of the Group’s companies.

The Corporate Compliance and Ethics Division reports to the Board of Directors and is responsible for providing corporate policies to ensure that Group companies specifically comply with regulations that specified them, and the guidelines established in the Code of Ethics.

b)	Risk measurement and reporting systems -

The risk is measured according to models and methodologies developed for the management of each type of risk. Risk reports that allow to monitor at the level added and detailed the different types of risks of each company which is exposed. The system provides the facility to meet the appetite review needs by risk requested by the committees and areas described above; as well as comply with regulatory requirements.

c)	Risk mitigation -

Depending on the type of risk, mitigating instruments are used to reduce its exposure, such as guarantees, derivatives, controls and insurance, among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses guarantees to reduce its credit risks.

d)	Risk appetite -

Based on corporate risk management, Grupo Crédito’s Board of Directors approves the risk appetite framework to define the maximum level of risk that the organization is willing to take as seeks its strategic and financial objectives, maintaining a corporate vision in individual decisions of each entity. This Risk Appetite framework is based on “core” and specific metrics:

Core metrics are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability and balance sheet structure and cybersecurity risks.

Specific metrics objectives are intended to monitor on a qualitative and quantitative basis the various risks, to which the Group is exposed, as well as defining a tolerance threshold of each of those risks, so the risk profile set by the Board is preserved and any risk focus is anticipated on a more granular basis.

Risk appetite is instrumented through the following elements:

-	Risk appetite statement: Establishes explicit general principles and the qualitative declarations which complement the risk strategy.

-	Metrics scorecards: These are used to define the levels of risk exposure in the different strategic pillars.

-	Limits: Allows control over the risk-taking process within the tolerance threshold established by the Board. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

-	Government scheme: Seeks to guarantee compliance of the framework through different roles and responsibilities assigned to the units involved.

The appetite is integrated into the processes of strategic and capital guidelines, as well as in the definition of the annual budget, facilitating the strategic decision making of the organization.

e)	Risk concentration -

Concentrations arise when a reduced and representative number of all of the counterparties of the Group are engaged in similar business activities, or activities in the same geographic region, or have similar economic and political conditions among others.

In order to avoid excessive concentrations of risk, the policies and procedures include specific guidelines and limits to guarantee a diversified portfolio.

30.1	Credit risk -

a)	The Group takes on exposure to credit risk, which is the probability of suffering losses caused by debtors or counterparties failing to comply with payment obligations in on or off the balance sheet exposures.

Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally from lending activities that lead to direct loans; they also result from investment activities. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose Credicorp to risks similar to direct loans. Likewise, credit risk arises from derivative financial instruments that present showing positive fair values. Finally, all exposure to credit risk (direct or indirect) is mitigated by the control processes and policies.

As part of managing this type of risk, provisions for impairment of its portfolio are assigned as of the date of the statement of financial position.

Credit risk levels are defined based on risk exposure limits, which are frequently monitored. Said limits are established in relation to one borrower or group of borrowers, geographical and industry segments. Furthermore, the risk limits by product, industry sector and by geographical segment are approved by the Risk Committee of Credicorp.

Exposure to credit risk is managed through regular analysis of the ability of debtors and potential debtors to meet interest and principal repayment obligations and by changing the credit limits when it is appropriate. Other specific control measures are outlined below:

(i)	Collateral -

The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is collateralization which is common practice. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

-	For loans and advances, collateral includes, among others, mortgages on residential properties; liens on business assets such as plants, inventory and accounts receivable; and liens on financial instruments such as debt securities and equity securities.

-	For repurchase agreements and securities lending, collateral consists of fixed income instruments, cash and loans.

-	Long term loans and financing to corporate entities are generally guaranteed. Loans to micro business generally have no collateral. In order to minimize credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.

Collateral held as security for financial assets other than loans is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of assets backed securities and similar instruments, which are secured by portfolios of financial instruments.

Management monitors the market value of collateral, requests additional collateral in accordance with the underlying agreement, and monitors the market value of collateral obtained during its review of the adequacy of the allowance for impairment losses. As part of the Group’s policies, the recovered assets are sold in seniority order. The proceeds of the sale are used to reduce or amortize the outstanding debt. In general, the Group doesn’t use recovered assets for its operational purposes.

(ii)	Derivatives -

The amount subject to credit risk is limited to the current and potential fair value of instruments that are favorable to the Group (fair value is positive). In the case of derivatives this is only a small fraction of the contract, or notional values used to express the volume of instruments outstanding. This credit risk exposure is managed as a portion of the total credit limits with customers, together with potential exposures from market movements.

(iii)	Credit-related commitments -

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and letters of credit have the same credit risk as direct loans. Documentary and commercial letters of credit - which are written undertakings by the Group on behalf of a customer authorizing a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions - are collateralized by the underlying shipments of goods to which they relate and therefore have less risk than a direct loan. The Group has no mandatory commitments to extend credit.

b)	The maximum exposure to credit risk as of December 31, 2023 and 2022, before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets indicated in Notes 30.11(a), 30.11(b) and the contingent credits detailed in Note 18(a).

c)	Credit risk management for loans -

Credit risk management is mainly based on the rating and scoring internal models of each company of the Group. In Credicorp, quantitative and qualitative analysis are made for each client, regarding their financial position, credit behavior in the financial system and the market in which they operate or are located. This analysis is carried out continuously to characterize the risk profile of each operation and client with a loan position in the Group.

In the Group, a loan is internally classified as past due according to three criteria: the number of days past due based on the contractually agreed due date, the subsidiary and the type of loan. The detail is shown below:

-	Banco de Crédito del Perú, Mibanco y Solución Empresa Administradora Hipotecaria internally classify a loan as past due

-	For corporate, large and medium companies, when it has more than 15 days in arrears.

-	For small and microbusiness when it has more than 30 days in arrears.

-	For overdrafts when it has more than 30 days in arrears.

-	For consumer, mortgage and leasing operations, installments are internally classified as past due when they are between 30 and 90 days in arrears; after 90 days, the pending loan balance is considered past due.

-	Mibanco Colombia internally classifies a loan as past due:

-	For commercial loans when it has more than 90 days in arrears.

-	For microbusiness loans when it has more than 60 days in arrears.

-	For consumer loans when it has more than 60 days in arrears.

-	For mortgage loans when it has more than 30 days in arrears.

-	ASB Bank Corp. internally classifies a loan as past due when it has 1 or more days in arrears.

-	Banco de Crédito de Bolivia internally classifies a loan as past due when it has 30 or more days in arrears.

Estimate of the expected credit loss -

The measurement of the expected credit loss is based on the product of the following risk parameters: (i) probability of default (PD), (ii) loss given default (LGD), and (iii) exposure at default (EAD); discounted at the reporting date using the effective interest rate. The definition of the parameters is presented below:

-	Probability of default (PD): is a credit rating measure that is given internally to a client with the objective of estimating its probability of default within a specific time horizon. The process of obtaining the PD is carried out considering three main components: (i) the risk observed at the portfolio level, (ii) the macroeconomic perspectives of the main countries where Credicorp operates and (iii) the individual risk of each loan, which It is measured through rating and scoring tools.

The Group considers that a financial instrument is in default if it meets the following conditions, according to the type of asset:

-	Consumer products, credit card and SME: if the client, at some certain point, presents arrears equal to or greater than 60 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Mortgage products: if the client, at some certain point, presents arrears equal to or greater than 120 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Commercial banking: if the client, at some certain point, is in the Collections portfolio, or has a risk classification of Deficient, Doubtful or Loss, or has operations that are refinanced, in pre-judicial, judicial proceedings or written off. Also, a client can be considered as default if it shows signs of significant qualitative impairment. It should be noted that, for commercial clients with the highest loan position that are classified in default, the Risk Management performs an individual review to determine the expected credit loss in each case, in which it considers: (i) knowledge of the specific situation of the client, (ii) the coverage of real guarantees, (iii) the financial information available of the company, (iv) the conditions of the sector in which the company operates, (v) among others.

-	Investments: if the instrument has a default rating according to external rating agencies such as Fitch, Standard & Poors or Moody’s, or if it has an indicator of arrears equal to or greater than 90 days. In addition, an issuer can be considered as default if it shows signs of significant qualitative impairment. When an issuer is classified as default, all its instruments are also classified as default, that is, in stage 3.

-	Loss given default (LGD): this is a measurement which estimates the severity of the loss that would be incurred at the time of the default. It has two approaches in the estimate of the severity of the loss, according to the stage of the client:

-	LGD workout: is the real loss of clients who reached the default stage. To calculate this parameter, the recoveries and costs of each of the operations are included (includes open and closed recovery processes).

-	LGD ELBE (expected loss best estimate): s the loss of contracts in a situation of default based on the time in default of the operation (the longer the time in default, the higher the level of loss of the operation).
-	Exposure at default (EAD): this is a measurement which estimates the exposure at the time of the client’s default, considering changes in future exposure, for example, in the case of prepayments and/or greater utilization of unused credit lines.

The estimate of the risk parameters considers information regarding the actual conditions, as well as the projections of future macroeconomic events and conditions in three scenarios (base, optimistic and pessimistic), which are weighted to obtain the expected credit loss.

The fundamental difference between the expected credit loss of a loan allocated in stage 1 and stage 2 is the PD’s time horizon. The estimates in stage 1 use a PD with a maximum time horizon of 12 months, while those in stage 2 use a PD measured for the remaining lifetime of the instrument. The estimates in stage 3 are carried out based on an LGD “best estimate”.

For those portfolios that are not material and/or do not have specific credit scoring models, the option was to extrapolate the expected credit loss ratio of portfolios with comparable characteristics.

The main methodological calibrations made in the internal credit risk models during 2023 were:

-	PD models: in accordance with our internal governance scheme, throughout 2023 we continue to monitor the performance of the PD models and implement the necessary calibrations to maintain an adequate measurement of the credit risk of our loan portfolio. In this sense, in the first half of 2023, a new version of the PD FWL parameter was implemented for the estimation of expected credit loss of the SME portfolio, in which the GDP variable was added to better capture the impact of the macroeconomics condition.

-	LGD models: In accordance with our internal governance scheme, throughout 2023 we continue to monitor the performance of LGD models and implement the necessary calibrations to maintain an adequate measurement of the credit risk of our loan portfolio. In this sense, in the fourth quarter of 2023, a new version of the LGD parameter was implemented for the estimation of the expected credit loss of the Hipotecario portfolio, which allowed the Government’s coverage of the Mivivienda program loans to be recognized in a more precise way.

-	On an extraordinary basis, the expected impact of the El Niño phenomenon on the credit risk of the Group’s loan portfolio was measured, focusing the analysis on the geographic areas with the greatest potential impact, and the additional provisions associated with this event were recorded.

Prospective information -

The measurement of the expected credit loss for each stage and the evaluation of significant increase in credit risk consider information on previous events and current conditions, as well as reasonable projections based on future events and economic conditions.

For the estimate of the risk parameters (PD, LGD, EAD), used in the calculation of the expected credit loss in stages 1 and 2, the significance of the macroeconomic variables (or their variations) that have the greatest influence on each portfolio which provide a better prospective and systemic vision to the estimate, based on econometric techniques. Each macroeconomic scenario used in the estimate of the expected credit loss considers projections of relevant macroeconomic variables, such as the gross domestic product (GDP), employment, terms of trade, inflation rate, among others, for a period of 3 years and a long-term projection.

The expected credit loss is a weighted estimate that considers three future macroeconomic scenarios (baseline, optimistic, pessimistic). These scenarios, as well as the probability of occurrence of each one, are projections provided by the internal Economic Studies team and are approved by Senior Management; These projections are made for the main countries where Credicorp operates. The design of the scenarios is reviewed quarterly. All scenarios considered apply to portfolios subject to expected credit loss with the same probabilities.

Changes from one stage to another -

The classification of an instrument as stage 1 or stage 2 depends on the concept of “significant increase in credit risk” at the reporting date compared to the origin date. This classification is updated monthly. As the IFRS 9 states, this classification depends on the following criteria:

-	An account is classified in stage 2 if it has more than 30 days in arrears.
-	Additionally, significant risk thresholds were established based on absolute and relative thresholds that depend on the risk level in which the instrument was originated. The thresholds differ for each of the portfolios considered.
-	Additional qualitative reviews are carried out based on the risk segmentation used in the management of Retail Banking and an individual review is carried out in Wholesale Banking.

Additionally, all those accounts classified as default at the reporting date, according to the definition used by the Group, are considered as stage 3.

Evaluations of significant increase in credit risk from initial recognition and credit impairment are carried out independently on each reporting date.

Wholesale Banking assets can be moved in both directions from one stage to another; in this sense, a financial asset that migrated to stage 2 will return to stage 1 if its credit risk did not increase significantly from its initial recognition until a subsequent reporting period. Likewise, an asset that is in stage 3 will return to stage 2 if the asset is no longer considered to be impaired (according to our definition of default) for a certain number of subsequent reporting periods.

On the other hand, Retail Banking assets that migrated to stage 2 will return to stage 1 if their credit risk has not increased significantly since their initial recognition during a certain number of subsequent reporting periods (cure period). In the case of assets housed in stage 3, these will not return to stage 2 except for refinanced loans, which will return to stage 2 if good payment behavior is demonstrated during a certain number of subsequent reporting periods.

Expected life -

For the instruments in stage 2 or 3, the allowance for loan losses will cover the expected credit loss during the expected time of the remaining lifetime of the instrument. For most instruments, the expected life is limited to the remaining contractual life, adjusted by expected prepayments. In the case of revolving products, a statistical analysis was carried out to determine what would be the expected life period.

The following is a summary of the direct credits (without interest) classified into three important groups and their respective allowance for loan losses for each type of loan; it is important to note that impaired loans are loans in default that are in stage 3. Additionally, it should be noted that, in accordance with IFRS 7, the total balance of the loan is considered overdue when the debtor has failed to make a payment at its contractual maturity.

(i)	Loans neither past due nor impaired, which comprise those direct loans which currently do not have characteristics of delinquency and which are not in default.
(ii)	Past due but not impaired loans, which comprise all of the direct loans of customers who are not in default but have failed to make a payment at its contractual maturity, according to IFRS 7.
(iii)	Impaired loans, those direct loans considered to be in stage 3 or default, as detailed in note 30.1(c).

	2023				2022
Commercial loans	Fase 1	Fase 2	Fase 3	Total	Fase 1	Fase 2	Fase 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	65,012,679	4,076,777	–	69,089,456	66,885,472	6,848,298	–	73,733,770
Past due but not impaired	937,720	693,084	–	1,630,804	804,155	691,215	–	1,495,370
Impaired	–	–	6,100,142	6,100,142	–	–	6,439,760	6,439,760
Gross	65,950,399	4,769,861	6,100,142	76,820,402	67,689,627	7,539,513	6,439,760	81,668,900
Less: Allowance for loan losses	489,706	394,868	2,330,978	3,215,552	503,651	489,381	2,260,569	3,253,601
Total, net	65,460,693	4,374,993	3,769,164	73,604,850	67,185,976	7,050,132	4,179,191	78,415,299

Residential mortgage loans	Fase 1	Fase 2	Fase 3	Total	Fase 1	Fase 2	Fase 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	18,590,193	2,952,908	–	21,543,101	18,213,711	2,747,557	–	20,961,268
Past due but not impaired	559,877	605,193	–	1,165,070	426,722	459,525	–	886,247
Impaired	–	–	1,468,747	1,468,747	–	–	1,388,060	1,388,060
Gross	19,150,070	3,558,101	1,468,747	24,176,918	18,640,433	3,207,082	1,388,060	23,235,575
Less: Allowance for loan losses	54,102	121,257	785,261	960,620	83,536	126,834	757,778	968,148
Total, net	19,095,968	3,436,844	683,486	23,216,298	18,556,897	3,080,248	630,282	22,267,427

Microbusiness loans	Fase 1	Fase 2	Fase 3	Total	Fase 1	Fase 2	Fase 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	15,728,517	3,862,859	–	19,591,376	13,128,339	6,452,839	–	19,581,178
Past due but not impaired	264,477	767,325	–	1,031,802	236,253	813,423	–	1,049,676
Impaired	–	–	1,802,572	1,802,572	–	–	1,741,439	1,741,439
Gross	15,992,994	4,630,184	1,802,572	22,425,750	13,364,592	7,266,262	1,741,439	22,372,293
Less: Allowance for loan losses	347,783	431,278	1,288,068	2,067,129	315,837	540,906	1,113,145	1,969,888
Total, net	15,645,211	4,198,906	514,504	20,358,621	13,048,755	6,725,356	628,294	20,402,405

Consumer loans	Fase 1	Fase 2	Fase 3	Total	Fase 1	Fase 2	Fase 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	14,934,631	2,827,796	–	17,762,427	15,136,571	3,029,538	–	18,166,109
Past due but not impaired	261,414	489,658	–	751,072	205,944	442,066	–	648,010
Impaired	–	–	1,546,685	1,546,685	–	–	1,099,382	1,099,382
Gross	15,196,045	3,317,454	1,546,685	20,060,184	15,342,515	3,471,604	1,099,382	19,913,501
Less: Allowance for loan losses	285,091	435,151	1,314,373	2,034,615	300,321	439,572	940,872	1,680,765
Total, net	14,910,954	2,882,303	232,312	18,025,569	15,042,194	3,032,032	158,510	18,232,736

Consolidated of loans	Fase 1	Fase 2	Fase 3	Total	Fase 1	Fase 2	Fase 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total gross direct loans, Note 7(a)	116,289,508	16,275,600	10,918,146	143,483,254	115,037,167	21,484,461	10,668,641	147,190,269
Total allowance for loan losses, Note 7(a)	1,176,682	1,382,554	5,718,680	8,277,916	1,203,345	1,596,693	5,072,364	7,872,402
Total net direct loans	115,112,826	14,893,046	5,199,466	135,205,338	113,833,822	19,887,768	5,596,277	139,317,867

The general explanation of the variations in the allowance for loan losses is found in note 7(c).

At Credicorp, we separate renegotiated loans into two groups, focusing on operations that have suffered a significant increase in credit risk since their disbursement, which has generated modifications to the original loan agreement. Both groups are defined below:

-	Refinanced loans: are those loans that have undergone modifications in the initial loan agreement (term and interest rate), according to the accounting definition.
-	Renegotiated loans due to the COVID-19 pandemic: are those loans for which, due to the pandemic, the SBS and other local regulators of the countries where Credicorp operates have established that certain benefits be granted, and that Credicorp has also voluntarily granted to its clients (grace periods, debt consolidation, etc.), which were not in the initial credit agreements.

Below is the amount of gross portfolio balance and allowance for loan losses for Credicorp’s renegotiated loans. The presentation is made for each of the two groups defined above and by opening the balances by stage. It should be noted that for the construction of the tables, the information of the three subsidiaries that concentrate more than 95.0 percent of the balance of renegotiated loans (BCP, Mibanco and BCB) has been considered.

As of December 31, 2023 and 2022, renegotiated loans, refinanced loans and their expected loss are composed as follows:

	2023		2022
	Refinanced loans	Expected loss	Refinanced loans	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)

Stage 1	56,439	1,445	67,619	702
Stage 2	41,380	5,984	23,157	1,698
Stage 3	2,288,349	1,018,911	1,999,383	863,751
Total	2,386,168	1,026,340	2,090,159	866,151

	2023		2022
	Renegotiated loans	Expected loss	Renegotiated loans	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)

Stage 1	4,093,815	36,800	5,137,915	60,660
Stage 2	1,536,104	146,087	2,544,631	211,866
Stage 3	1,366,287	877,839	2,023,938	1,268,559
Total	6,996,206	1,060,726	9,706,484	1,541,085

The detail of the gross amount of impaired direct loans by type of loan, together with the fair value of the related collateral and the amounts of its allowance for loan losses, are as follows:

	2023					2022
	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Impaired loans	6,100,142	1,468,747	1,802,572	1,546,685	10,918,146	6,439,760	1,388,060	1,741,439	1,099,382	10,668,641
Fair value of collateral	5,013,453	1,257,251	347,343	370,790	6,988,837	5,646,832	1,204,144	440,715	279,380	7,571,071
Allowance for loan losses	2,330,978	785,261	1,288,068	1,314,373	5,718,680	2,260,569	757,778	1,113,145	940,872	5,072,364

On the other hand, the breakdown of direct loans classified by maturity is shown below, according to the following criteria:

(i)	Current loans, which comprise those direct loans which do not currently have characteristics of delinquency, nor are they in default or stage 3, according to the rules of IFRS 9.

(ii)	Current but impaired loans, which comprise those direct loans which do not currently have characteristics of delinquency, but are in default or stage 3, according to IFRS 9.

(iii)	Loans with payment delay of one day or more but that are not past due according to our internal guidelines, which comprise those direct loans of customers who have failed to make a payment at its contractual maturity, that is, with at least one day past due. However, the days of delinquency are insufficient to be considered as past due under the Group’s internal criteria.

(iv)	Past due loans under internal criteria.

The total of the following reflects all overdue loans according to IFRS 7: (i) loans with payment delays of one day or more but that are not considered overdue under internal criteria and (ii) overdue loans under internal criteria.

	2023						2022
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	127,986,359	–	–	–	127,986,359	–	132,442,147	–	–	178	132,442,325	178
Past due but not impaired	–	–	4,067,581	511,167	4,578,748	4,578,747	–	–	3,504,999	574,304	4,079,303	4,079,304
Impaired debt	–	4,303,046	993,101	5,622,000	10,918,147	6,615,101	–	4,461,962	827,340	5,379,339	10,668,641	6,206,680
Total	127,986,359	4,303,046	5,060,682	6,133,167	143,483,254	11,193,848	132,442,147	4,461,962	4,332,339	5,953,821	147,190,269	10,286,161

The classification of direct loans by type of loan and type of maturity is shown below:

	2023					2022
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	69,089,495	2,901,367	1,662,457	3,167,083	76,820,402	73,733,752	3,115,029	1,496,743	3,323,376	81,668,900
Residential mortgage loans	21,543,100	484,375	1,405,344	744,099	24,176,918	20,961,268	506,639	1,076,953	690,715	23,235,575
Microbusiness loans	19,591,337	333,213	978,265	1,522,935	22,425,750	19,581,019	365,265	950,477	1,475,532	22,372,293
Consumer loans	17,762,427	584,091	1,014,616	699,050	20,060,184	18,166,108	475,029	808,166	464,198	19,913,501
Total	127,986,359	4,303,046	5,060,682	6,133,167	143,483,254	132,442,147	4,461,962	4,332,339	5,953,821	147,190,269

The credit loss provision for direct and indirect credits is a weighted estimate of three macroeconomic scenarios: baseline, optimistic and pessimistic; which are based on macroeconomic projections provided by the internal Economic Studies team and approved by Senior Management. In each scenario, the Group relies on a wide variety of forward-looking information as economic inputs, which include: the growth of the gross domestic product, the inflation rate, the exchange rate, among others, see further explanation in note 3(j).

Macroeconomic scenario –

The expected credit loss is a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic, which are calculated with macroeconomic projections provided by the Economic Studies team and approved by Senior Management. The local and international information flows available during the analysis period are used to feed the projections, which reflect the fact that Peru is a small and open economy, and in this context, approximately 60.0 percent of the volatility in growth economic is driven by external factors including terms of trade, the growth of Peru’s trading partners and external interest rates. Information is collected on each of these factors to build each scenario for the next three years.

The variables mentioned above, along with local variables (fiscal and monetary variables), are incorporated into the economic models. Two types of models are used:

i) Structural projection model.

ii) Financial programming model.

The first is a stochastic dynamic general equilibrium model, which is built with expectations. The second is constructed with the main identities of the national accounts in accordance with the financial programming methodology designed by the IMF (International Monetary Fund) and the methodologies used by a battery of econometric models.

Through this process, projections of GDP growth, inflation, exchange rate and other macroeconomic variables are obtained for the years 2024 and 2025. We expect GDP to grow around 2.0 percent in 2024 (2023: -0.6 percent hundred). The recovery of economic activity will be explained, among other reasons, by:

- A copper price still favorable.

- Inflation will continue to slow down, favoring the purchasing power of households.

- Investment projects that begin or continue their execution.

- Better results in the Agriculture and Fishing sectors.

The Peruvian Government, in a statement dated December 29, 2023, indicated that the Coastal Niño is expected to continue until April 2024. However, for the period of January-March 2024 it revised downwards the probabilities of an event of magnitude moderate at 37 percent (previous: 54 percent) and strong at 12 percent (previous 22 percent). On the contrary, the probabilities of a weak magnitude event increased to 33 percent (previous: 20 percent) and neutral (No Child) to 18 percent (previous: 3 percent). By 2025, the Peruvian economy would grow around 3.0 percent due to the recovery of domestic demand.

For 2024, probabilities of 50 percent, 40 percent and 10 percent were considered for the baseline, optimistic and pessimistic scenarios, respectively. The 2024 probabilities, taking into account the probability of the occurrence of the El Niño phenomenon, the recovery of the economic cycle and the impacts of external factors on the Peruvian economy. For 2025, we return to the probabilities of 50 percent, 25 percent and 25 percent for the baseline, optimistic and pessimistic scenarios, respectively. The probabilities assigned to each scenario and the projections are validated through a fan chart analysis, which uses the likelihood function to identify and analyze:

i)	The central tendency of the projections.

ii)	The dispersion that is expected around this value.

iii)	The values that are higher or lower than the central value that are more or less probable.

The following table provides a comparison between the carrying amount of allowance for loan losses for direct loans, indirect loans and due from customers on banker’s acceptances, and its estimation under three scenarios: base, optimistic and pessimistic.

	2023	2022
	S/(000)	S/(000)

Carrying amount	8,645,945	8,530,986

Scenarios:
Optimistic	8,617,203	8,457,825
Base	8,654,612	8,517,295
Pessimistic	8,712,061	8,631,531

d)	Credit risk management on reverse repurchase agreements and securities borrowing -

Most of these operations are performed by Credicorp Capital. The Group has implemented credit limits for each counterparty and most of transactions are collateralized with investment grade financial instruments and financial instruments issued by Governments.

e)	Credit risk management on investments -

The Group evaluates the credit risk identified of each of the investments, disclosing the risk rating granted to them by a risk rating agency. For investments traded in Perú, risk ratings used are those provided by the three most prestigious Peruvian rating agencies (authorized by Peruvian regulator) and for investments traded abroad, the risk-ratings used are those provided by the three most prestigious international rating agencies.

In the event that any subsidiary uses a risk-rating prepared by any other risk rating agency, said risk-ratings are standardized with those provided by the above-mentioned institutions.

The following table shows the analysis of the risk-rating of the investments at fair value through profit or loss, at fair value through other comprehensive income and amortized cost provided by the institutions referred to above:

	2023		2022
	S/(000)%		S/(000)%
Instruments rated in Peru:
AAA	–	–	242,679	0.5
AA- a AA+	–	–	311,810	0.7
A- to A+	65,360	0.1	1,931,461	4.3
BBB- to BBB+	22,584,226	43.3	18,828,927	41.5
BB- to BB+	657,658	1.3	454,480	1.0
Lower and equal to +B	132,148	0.3	–	–
Unrated:
BCRP certificates of deposit	11,127,919	21.3	7,019,479	15.5
Listed and unlisted securities	312,648	0.6	344,842	0.8
Restricted mutual funds	334,162	0.6	351,317	0.8
Investment funds	651,307	1.2	628,476	1.4
Mutual funds	1,824	–	76,111	0.2
Hedge funds	–	–	–	–
Other instruments	242,310	0.5	237,174	0.5
Subtotal	36,109,562	69.2	30,426,756	67.2

	2023		2022
	S/(000)%		S/(000)%
Instruments rated abroad:
AAA	1,007,270	1.9	2,313,750	5.1
AA- a AA+	2,447,819	4.7	1,201,340	2.6
A- to A+	2,709,151	5.2	1,356,963	3.0
BBB- to BBB+	4,273,210	8.2	4,322,363	9.5
BB- to BB+	2,045,242	3.9	2,790,835	6.1
Lower and equal to +B	673,757	1.3	132,760	0.3
Unrated:
Listed and unlisted securities	60,877	0.1	34,182	0.1
Mutual funds	1,104,724	2.1	1,505,939	3.3
Participations of RAL funds	145,414	0.3	167,781	0.4
Investment funds	547,719	1.0	257,098	0.6
Hedge funds	291	–	280	–
Other instruments	1,090,492	2.1	921,177	1.8
Subtotal	16,105,966	30.8	15,004,468	32.8
Total	52,215,528	100.0	45,431,224	100.0

It is worth mentioning that the change in the risk-rating of the investments has had an impact on the measurement of the expected loss.

f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2023 and 2022, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2023					2022
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments(**)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Central Reserve Bank of Peru	192,666	−	23,642,580	10,935,252	34,770,498	−	−	24,157,868	7,019,479	31,177,347
Financial services	3,409,897	73,182	14,499,904	3,900,949	21,883,932	3,866,108	312,993	14,507,901	4,311,513	22,998,515
Commerce	5,969	29	24,611,067	1,007,029	25,624,094	17,992	28	26,448,551	1,412,625	27,879,196
Manufacturing	195,981	78	22,857,640	1,925,973	24,979,672	139,321	35,435	23,541,034	1,697,174	25,412,964
Government and public administration	1,713,104	241,294	9,808,792	12,068,576	23,831,766	826,279	207	10,318,450	9,547,356	20,692,292
Mortgage loans	−	−	23,395,049	−	23,395,049	−	−	22,381,290	−	22,381,290
Consumer loans	−	−	18,457,100	−	18,457,100	−	−	18,740,588	−	18,740,588
Real estate and leasing	67,209	−	8,989,709	3,248	9,060,166	68,797	−	10,088,768	15,074	10,172,639
Communications, storage and transportation	69,371	495,995	8,592,952	957,512	10,115,830	55,499	270,906	6,495,988	1,096,852	7,919,245
Community services	−	−	6,463,322	−	6,463,322	−	−	6,500,918	−	6,500,918
Electricity, gas and water	134,229	83	4,642,005	4,056,334	8,832,651	180,772	107,161	4,884,840	3,250,100	8,422,873
Construction	3,336	−	3,284,049	415,280	3,702,665	12,899	−	3,633,858	384,521	4,031,278
Agriculture	3,699	−	4,569,647	15,808	4,589,154	485	−	4,867,488	20,942	4,888,915
Mining	9,399	−	3,755,224	155,708	3,920,331	6,323	−	3,883,227	149,861	4,039,411
Education, health and others	113,028	271	1,490,560	814,761	2,418,620	89,033	42,071	1,631,340	853,292	2,615,736
Hotels and restaurants	−	−	2,480,313	−	2,480,313	−	−	2,736,252	−	2,736,252
Insurance	5,138	−	88,947	193	94,278	1,363	−	1,003,613	4,542	1,009,518
Fishing	139	−	658,316	−	658,455	506	−	578,526	−	579,032
Others	47,159	−	2,426,485	787,317	3,260,961	412,683	−	2,531,987	1,022,830	3,967,500
Total	5,970,324	810,932	184,713,661	37,043,940	228,538,857	5,678,060	768,801	188,932,487	30,786,161	226,165,509

(*) It includes non-trading investments that did not pass SPPI test.

(**) OCI: Other comprehensive income.

As of December 31, 2023 and 2022 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2023					2022
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments(**)	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments(**)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

America:
Peru	1,601,757	1,333	163,235,790	25,099,606	189,938,486	1,257,305	328	167,378,965	19,370,001	188,006,599
Bolivia	550,271	−	11,609,164	861,246	13,020,681	588,484	−	10,808,527	747,078	12,144,089
United States of America	736,813	258	2,464,455	7,260,134	10,461,660	839,762	450,160	1,799,795	7,332,491	10,422,208
Colombia	1,692,862	−	3,939,155	796,126	6,428,143	894,043	6,359	4,073,211	688,313	5,661,926
Chile	310,247	−	1,629,984	590,346	2,530,577	622,346	−	2,287,020	652,915	3,562,281
Brazil	11,837	−	121,301	168,426	301,564	3,091	−	1,123,155	194,138	1,320,384
Mexico	14,040	−	195,420	396,581	606,041	16,561	40,811	132,132	385,631	575,135
Panama	4,166	−	389,002	68,364	461,532	383	−	402,303	47,551	450,237
Canada	31,772	−	29,760	92,571	154,103	38,413	−	34,449	103,661	176,523
Europe:
France	168,648	−	9,569	136,787	315,004	163,577	7,584	28,841	152,041	352,043
Luxembourg	617,676	−	7,020	−	624,696	1,038,393	−	7,020	−	1,045,413
United Kingdom	64,738	−	53,576	266,628	384,942	93,717	1,978	16,017	193,810	305,522
Spain	23,356	−	14,721	198,504	236,581	−	−	88,723	28,840	117,563
Switzerland	4,705	−	166	32,121	36,992	4	−	175	82,129	82,308
Netherlands	−	−	2,247	40,112	42,359	−	−	31,483	39,038	70,521
Others in Europe	74,709	−	293,096	92,726	460,531	80,611	10,126	51,758	136,207	278,702
Others	62,727	809,341	719,235	943,662	2,534,965	41,370	251,455	668,913	632,317	1,594,055
Total	5,970,324	810,932	184,713,661	37,043,940	228,538,857	5,678,060	768,801	188,932,487	30,786,161	226,165,509

(*)	It includes non-trading investments that did not pass SPPI test.

(**) OCI: Other comprehensive income.

g)	Offsetting financial assets and liabilities -

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or

-	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the consolidated statement of financial position.

Similar agreements include derivative clearing agreements, master repurchase agreements, and master securities lending agreements. Similar financial instruments include derivatives, accounts receivable from reverse repurchase agreements and securities borrowing, payables from repurchase agreements and securities lending and other financial assets and liabilities. Financial instruments such as loans and deposits are not disclosed in the tables below because they are not offset in the statement of financial position.

The offsetting framework contract issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master offsetting arrangements do not meet the criteria for offsetting in the statement of financial position, because said agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle said instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and gives collateral in the form of cash and trading securities in respect of the following transactions:

-	Derivatives;

-	Accounts receivable from reverse repurchase agreements and securities borrowing;

-	Payables from repurchase agreements and securities lending; and

-	Other financial assets and liabilities

Such collateral adheres to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions upon the counterparty’s failure to return the respective collateral.

Financial assets subject to offsetting, enforceable master offsetting agreements and similar agreements:

	2023

			Related amounts not offset in the
		Net of financial	consolidated statement of
		assets presented	financial position
	Gross amounts	in the consolidated		Cash
	recognized	statements of	Financial	collateral
Details	financial assets	financial position	instruments	received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	987,663	987,663	(234,550)	(139,833)	613,280
Cash collateral, reverse repurchase agreements and securities borrowing	1,410,647	1,410,647	—	(16,924)	1,393,723
Investments at fair value through other comprehensive income and amortized cost pledged as collateral	6,533,959	6,533,959	(5,496,964)	—	1,036,995
Total	8,932,269	8,932,269	(5,731,514)	(156,757)	3,043,998

	2022

			Related amounts not offset in the
		Net of financial	consolidated statement of
		assets presented	financial position
	Gross amounts	in the consolidated		Cash
	recognized	statements of	Financial	collateral
Details	financial assets	financial position	instruments	received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	1,500,335	1,500,335	(285,850)	(145,945)	1,068,540
Cash collateral, reverse repurchase agreements and securities borrowing	1,101,856	1,101,856	—	(224,947)	876,909
Investments at fair value through other comprehensive income and amortized cost pledged as collateral	3,540,528	3,540,528	(3,062,627)	—	477,901
Total	6,142,719	6,142,719	(3,348,477)	(370,892)	2,423,350

Financial liabilities subject to offsetting, enforceable offsetting master agreements and similar agreements:

2023

Net amounts of
		financial liabilities	Related amounts not offset in the
	Gross amounts	presented in the	consolidated statement of
	of	consolidated	financial position
	recognized	statement of
	financial	financial	Financial	Cash collateral
Details	liabilities	position	instruments	pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	891,999	891,999	(234,550)	(170,998)	486,451
Payables on repurchase agreements and securites lending	10,168,427	10,168,427	(7,566,773)	(607,639)	1,994,015
Total	11,060,426	11,060,426	(7,801,323)	(778,637)	2,480,466

2022

Net amounts of
		financial liabilities	Related amounts not offset in the
	Gross amounts	presented in the	consolidated statement of
	of	consolidated	financial position
	recognized	statement of
	financial	financial	Financial	Cash collateral
Details	liabilities	position	instruments	pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	1,367,274	1,367,274	(285,850)	(184,378)	897,046
Payables on repurchase agreements and securites lending	12,966,725	12,966,725	(10,655,534)	(649,769)	1,661,422
Total	14,333,999	14,333,999	(10,941,384)	(834,147)	2,558,468

The gross amounts of financial assets and liabilities disclosed in the above tables have been measured in the statement of financial position on the following basis:

-	Derivative assets and liabilities are measured at fair value.
-	Receivables from reverse repurchase agreements and securities lending are measured at amortized cost.
-	Financial liabilities are measured at fair value.

The difference between the carrying amount in the consolidated statement of financial position and the amounts presented in the tables above for derivatives (presented in other assets Note 12(c)), receivables from reverse repurchase agreement and securities borrowing and payables from repurchase agreements and securities lending and financial liabilities measured at fair value through profit or loss are financial instruments outside of the scope of offsetting disclosure.

30.2	Market risk -

The Group has exposure to market risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities, and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the order of the Group’s current activities, commodity price risk has not been approved, so this type of instrument is not agreed.

The Group separates exposures to market risk in two groups: (i) those that arise from value fluctuation of trading portfolios recognized at fair value through profit or loss due to movements of market rates or prices (Trading Book) and (ii) those that arise from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange ratios (Banking Book) and that are recorded at amortized cost and at fair value with changes in other comprehensive income, this is due to movements in interest rates, prices and currency exchange rates.

The risks that trading portfolios face are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios (Banking Book) are monitored using rate sensitivity metrics, which are a part of Asset and Liability Management (ALM).

a)	Trading Book –

The trading book is characterized for having liquid positions in stocks, bonds, foreign currencies and derivatives, arising from market-making transactions where the Group acts as principal with the customers or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

(i)	Value at Risk (VaR) –

The Group applies the VaR approach to its trading portfolio to estimate the market risk of the main positions held and the maximum losses that are expected, based upon a number of assumptions for various changes in market conditions and considering the risk appetite of the subsidiary.

Daily calculation of VaR is a statistically-based estimate of the maximum potential loss on the current portfolio from adverse market movements.

VaR expresses the “maximum” amount the Group might lose, but only to a certain level of confidence (99 percent). There is therefore a specified statistical probability (1 percent) that actual loss could be greater than the VaR estimate. The VaR model assumes a certain “holding period” until positions can be closed (1 - 10 days).

The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated multiplying the one-day VaR by the square root of 10. This adjustment will be accurate only if the changes in the portfolio in the following days have a normal distribution independent and identically distributed; because of that, the result is multiplied by a non-normality adjustment factor. The limits and consumptions of the VaR are established on the basis of the risk appetite and the trading strategies of each subsidiary.

The evaluation of the movements of the trading portfolio has been based on annual historical information and 129 market risk factors, which are detailed below: 45 market curves, 43 stock prices, 37 mutual fund values and 4 series of volatility.

The Group directly applies these historical changes in rates to each position in its current portfolio (method known as historical simulation).

The Group Management considers that the market risk factors, incorporated in their VaR model, are adequate to measure the market risk to which its trading portfolio is exposed.

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements. Losses exceeding the VaR figure may occur, on average under normal market conditions, not more than once every hundred days.

VaR limits have been established to control and keep track of all the risks taken. These risks arise from the size of the positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Treasury Risk Committee and ALM, the Risk Management Committee and Senior Management.

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, at Group level, there is also a limit to the risk appetite of the trading portfolio, which is monitored and informed to the Treasury Risks and ALM Corporate Committee.

In VaR calculation, the effects of the exchange rate are not included because said effects are measured in the net monetary position, see note 30.2(b)(ii).

The Group’s VaR showed a decrease as of December 31, 2023, mainly due to lower interest rate risk due to a lower sensitive amount of the portfolio and the registration of fewer upward rate shocks during the last year. The VaR remained contained within the risk appetite limits established by the Risk Management of each Subsidiary.

As of December 31, 2023 and 2022, the Group’s VaR by risk type is as follows:

	2023	2022
	S/(000)	S/(000)

Interest rate risk	29,399	74,343
Price risk	5,291	5,219
Volatility risk	20	2,032
Diversification effect	(5,850)	(7,347)
Consolidated VaR by type of risk	28,860	74,247

On the other hand, those instruments that are accounted for at fair value through profit or loss and that are not intended for trading are included in the rate and price sensitivity analysis in the following section. See table of earnings sensitivity at risk, net economic value and price sensitivity.

b)	Banking Book –

The non-trading portfolios or, belonging to the banking book (“banking book”), are exposed to different risks, since they are sensitive to movements in market rates, which may result in a negative impact on the value of the assets. with respect to its liabilities, and therefore, in its net worth.

(i)	Interest rate risk –

The Banking Book-related interest rate risk arises from eventual changes in interest rates that may adversely affect the expected gains (risk gains) or market value of financial assets and liabilities reported on the balance sheet (net economic value). The Group assumes the exposure to the interest rate risk that may affect their fair value as well as the cash flow risk of future assets and liabilities.

The Risk Committee sets the guidelines regarding the level of unmatched repricing of interest rates that can be tolerated, which is periodically monitored through ALCO.

Corporate policies include guidelines for the management of the Group’s exposure to the interest rate risk. These guidelines are implemented considering the features of each segment of business in which the Group entities operate.

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments, and technical reserves. Interest rate risk management in Banco de Crédito del Perú, Banco de Crédito de Bolivia, Mibanco- Banco de la Microempresa, Mibanco - Banco de la Microempresa de Colombia, ASB Bank Corp and Pacífico Seguros, is carried out by performing a repricing gap analysis, sensitivity analysis of the financial margin (GER) and sensitivity analysis of the net economic value (VEN). These calculations consider different rate shocks, which are generated through different scenario simulations and consider periods of high volatility.

Analysis of repricing gap –

The repricing gap analysis is intended to measure the risk exposure of interest rate for repricing periods, in which both balance and out of balance assets and liabilities are grouped. This allows identifying those sections in which the rate variations would have a potential impact.

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates, what occurs first:

	2023
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	13,900,784	1,707,822	3,050,481	8,674,709	273,214	7,734,585	35,341,595
Investments	1,331,553	4,489,604	9,475,564	12,827,007	18,773,061	336,078	47,232,867
Loans, net	19,650,760	16,975,402	38,874,328	46,963,496	14,420,760	(186,611)	136,698,135
through profit or loss	–	–	–	–	–	810,932	810,932
Reinsurance and insurance contract assets	872,046	–	–	–	–	–	872,046
Other assets (*)	143,214	7,053	31,753	–	–	2,381,135	2,563,155
Total assets	35,898,357	23,179,881	51,432,126	68,465,212	33,467,035	11,076,119	223,518,730

Liabilities
Deposits and obligations	40,740,255	16,793,946	22,762,047	57,611,088	8,418,281	1,379,377	147,704,994
Payables from repurchase agreements and securities lending	5,987,961	6,344,769	3,477,433	3,238,356	3,026,066	372,523	22,447,108
Insurance and reinsurance contract liability	116,515	178,525	496,768	1,862,006	6,822,694	2,841,625	12,318,133
Financial liabilities at fair value through profit or loss	–	–	–	–	–	641,915	641,915
Bonds and Notes issued	81,635	94,831	5,711,424	7,944,189	603,511	159,195	14,594,785
Other liabilities (*)	497,682	–	2,046	–	–	4,546,082	5,045,810
Equity	–	–	–	–	–	33,107,065	33,107,065
Total liabilities and equity	47,424,048	23,412,071	32,449,718	70,655,639	18,870,552	43,047,782	235,859,810

Off-balance-sheet accounts
Derivative financial assets	72,943	–	676,380	–	–	–	749,323
Derivative financial liabilities	630,109	401,730	54,849	1,936,331	–	–	3,023,019
	(557,166)	(401,730)	621,531	(1,936,331)	–	–	(2,273,696)
Marginal gap	(12,082,857)	(633,920)	19,603,939	(4,126,758)	14,596,483	(31,971,663)	(14,614,776)
Accumulated gap	(12,082,857)	(12,716,777)	6,887,162	2,760,404	17,356,887	(14,614,776)	–

(*) Other assets and other liabilities only include financial accounts.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

	2022
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	15,413,219	1,339,844	2,635,747	8,875,620	184,437	6,836,829	35,285,696
Investment	6,177,458	2,548,155	3,088,999	10,793,965	18,286,282	337,031	41,231,890
Loans, net	18,513,077	20,548,048	38,917,974	46,932,699	15,367,868	474,306	140,753,972
through profit or loss	-	-	-	-	-	768,801	768,801
Reinsurance and insurance contract assets	62,001	124,001	558,006	-	-	-	744,008
Other assets (*)	66,225	–	-	-	-	2,531,629	2,597,854
Total assets	40,231,980	24,560,048	45,200,726	66,602,284	33,838,587	10,948,596	221,382,221

Liabilities
Deposits and obligations	36,293,889	13,244,363	24,789,328	61,459,266	8,201,016	3,032,925	147,020,787
Payables from repurchase agreements and securities lending	2,919,374	2,193,017	5,582,701	7,368,172	3,160,922	679,950	21,904,136
Insurance and reinsurance contract liability	198,602	279,488	515,873	1,526,519	7,329,609	1,303,917	11,154,008
Financial liabilities at fair value through profit or loss	–	–	–	–	–	191,010	191,010
Bonds and Notes issued	48,301	73,546	3,186,038	13,330,687	357,352	11,270	17,007,194
Other liabilities (*)	540,778	72,584	2,854	-	-	4,072,451	4,688,667
Equity	-	-	-	-	-	29,595,213	29,595,213
Total liabilities and equity	40,000,944	15,862,998	34,076,794	83,684,644	19,048,899	38,886,736	231,561,015

Off-balance-sheet accounts
Derivative financial assets	171,485	830,415	450,835	931,208	–	–	2,383,943
Derivative financial liabilities	149,938	46,232	165,610	1,844,839	95,350	–	2,301,969
	21,547	784,183	285,225	(913,631)	(95,350)	–	81,974
Marginal gap	252,583	9,481,233	11,409,157	(17,995,991)	14,694,338	(27,938,140)	(10,096,820)
Accumulated gap	252,583	9,733,816	21,142,973	3,146,982	17,841,320	(10,096,820)	–

(*) Other assets and other liabilities only include financial accounts.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

Sensitivity to changes in interest rates -

The sensitivity analysis of a reasonable possible change in interest rates on the banking book comprises an assessment of the sensitivity of the financial margins that seeks to measure the potential changes in the interest accruals over a period of time and the expected movement of the interest rate curves, as well as the sensibility of the net economic value, which is a long- term metric measured as the difference arising between the Net Economic Value of assets and liabilities before and after a variation in interest rates.

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net financial interest income before income tax and non-controlling interest for one year, based on non-trading financial assets and financial liabilities held as of December 31, 2023 and December 31, 2022, including the effect of derivative instruments.

The sensitivity of the Net Economic Value is calculated by reassessing the financial assets and liabilities sensitive to rates, except for the trading instruments, including the effect of any associated hedge, and derivative instruments designated as a cash flow hedge. Regarding rate risk management, no distinction is made by accounting category for the investments that are considered in these calculations.

The results of the sensitivity analysis regarding changes in interest rates as of December 31, 2023 and December 31, 2022 are presented below:

2023
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)

Soles	+/-	50	+/-	15,052	-/+	511,851
Soles	+/-	75	+/-	22,578	-/+	767,776
Soles	+/-	100	+/-	30,104	-/+	1,023,702
Soles	+/-	150	+/-	45,156	-/+	1,535,553
U.S. Dollar	+/-	50	+/-	48,060	+/-	119,342
U.S. Dollar	+/-	75	+/-	72,090	+/-	179,013
U.S. Dollar	+/-	100	+/-	96,120	+/-	238,684
U.S. Dollar	+/-	150	+/-	144,180	+/-	358,026

2022
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)

Soles	+/-	50	+/-	39,920	-/+	345,530
Soles	+/-	75	+/-	59,880	-/+	518,295
Soles	+/-	100	+/-	79,840	-/+	691,060
Soles	+/-	150	+/-	119,760	-/+	1,036,590
U.S. Dollar	+/-	50	+/-	103,546	+/-	306,792
U.S. Dollar	+/-	75	+/-	155,319	+/-	460,188
U.S. Dollar	+/-	100	+/-	207,092	+/-	613,584
U.S. Dollar	+/-	150	+/-	310,638	+/-	920,375

The interest rate sensitivities set out in the table above are only illustrative and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Management to mitigate the impact of this interest rate risk.

The Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The projections above also assume that the interest rate of all maturities moves by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged.

As of December 31, 2023, and December 31, 2022, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities.

The market price sensitivity tests as of December 31, 2023, and December 31, 2022, are presented below:

Equity securities
Measured at fair value through	Change in
other comprehensive income	market prices	2023	2022
	%	S/(000)	S/(000)

Equity securities	+/-10	33,480	32,649
Equity securities	+/-25	83,700	81,621
Equity securities	+/-30	100,440	97,946

Funds
Measured at fair value	Change in
through profit or loss	market prices	2023	2022
	%	S/(000)	S/(000)

Mutual funds	+/-10	108,747	157,932
Mutual funds	+/-25	271,867	394,831
Mutual funds	+/-30	326,241	473,797
Restricted mutual funds	+/-10	33,416	35,132
Restricted mutual funds	+/-25	83,541	87,829
Restricted mutual funds	+/-30	100,249	105,395
Participation in RAL funds	+/-10	14,541	16,778
Participation in RAL funds	+/-25	36,354	41,945
Participation in RAL funds	+/-30	43,624	50,334
Investment funds	+/-10	118,071	86,053
Investment funds	+/-25	295,178	215,133
Investment funds	+/-30	354,214	258,160
Hedge funds	+/-10	29	28
Hedge funds	+/-25	73	70
Hedge funds	+/-30	87	84
Exchange Trade Funds	+/-10	2,958	2,504
Exchange Trade Funds	+/-25	7,396	6,261
Exchange Trade Funds	+/-30	8,875	7,513

(ii)	Foreign currency exchange risk –

The Group is exposed to fluctuations in foreign currency exchange rates, which impact net open monetary positions and equity positions in a different currency than the group’s functional currency.

The group’s monetary position is made up of the net open position of monetary assets, monetary liabilities and off-balance sheet items expressed in foreign currency for which the entity itself assumes the risk; as well as the equity position generated by the investment in the group’s subsidiaries whose functional currency is different from soles. In the first case, any appreciation/depreciation of the foreign currency would affect the consolidated income statement, on the contrary, in the case of the equity position, any appreciation/depreciation of the foreign currency will be recognized in other comprehensive income.

The Group manages foreign currency exchange risk, which affects the income statement, by monitoring and controlling currency positions exposed to movements in exchange rates. The market risk units of each subsidiary establish limits for said positions, which are approved by their own committees, and monitor and follow up the limits considering their foreign exchange trading positions, their most structural foreign exchange positions, as well as their sensitivities. Additionally, there is a monetary position limit at the Credicorp level, which is monitored and reported to the Group’s Risk Committee.

On the other hand, the Group manages foreign currency exchange risk whose fluctuation is recognized in other comprehensive income, monitoring, and controlling equity positions and their sensitivities, which are reported to the Group’s Risk Committee.

Net foreign exchange gains/losses recognized in the consolidated statement of income are disclosed in the following items:

-	Net gain on foreign exchange transactions,

-	Net result on derivatives held for trading,

-	Net gain from exchange difference

As of December 31, 2023, the foreign currency in which the group has the greatest exposure is the U.S. Dollar. The free-market exchange rate for purchase and sale transactions of each U.S. Dollar as of December 31, 2023 was S/3.709 (S/3.814 as of December 31, 2022).

Transactions in foreign currency are made at free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31,2023 and 2022, the net open monetary position with effect on results and the equity position of the Group was as follows:

	2023			2022
		Other			Other
	U.S. Dollar	currencies	Total	U.S. Dollar	currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Total monetary assets	77,387,709	495,553	77,883,262	77,853,626	364,108	78,217,734
Total monetary liabilities	(79,779,686)	(102,500)	(79,882,186)	(79,016,765)	(217,568)	(79,234,333)
	(2,391,977)	393,053	(1,998,924)	(1,163,139)	146,540	(1,016,599)

Total position in currency derivatives	2,622,188	(369,458)	2,252,730	353,166	(127,382)	225,784

Hedging a foreign investment (*)	–	–	–	872,750	–	872,750

Total monetary position with effect on income	230,211	23,595	253,806	62,777	19,158	81,935

Total monetary position with effect on equity	904,434	2,204,984	3,109,418	785,030	1,872,697	2,657,727

Net monetary position	1,134,645	2,228,579	3,363,224	847,807	1,891,855	2,739,662

As of December 31, 2023, the monetary position with effect on equity in other currencies is mainly made up of the equity of subsidiaries in Bolivian pesos for S/860.3 million, in Colombian pesos for S/961.9 million and, in Chilean pesos for S/380.9 million, among other minors. As of December 31, 2022, the monetary position with effect on equity in other currencies was mainly made up of the equity of subsidiaries in Bolivian pesos for S/954.7 million, in Colombian pesos for S/566.7 million and, in Chilean pesos for S/348.0 million, among other minors.

(*) As of December 31, 2023 the accounting hedge of net investment abroad was revoked, where part of our liability position in dollars related to the balance of the caption “bonds and notes issued”, see Note 15(a)(iii), was designated as cover our permanent investment in Atlantic Security Holding.

The following tables show the sensitivity analysis of the main currencies to which the Group is exposed, and which affect the consolidated income statement and other comprehensive income as of December 31, 2023, and December 31, 2022.

The analysis determines the effect of a reasonably possible variation of the exchange rate against the sol for each of the currencies independently, considering all other variables constant. A negative amount shows a potential net reduction in the consolidated income statement and other comprehensive income, while a positive amount reflects a potential increase.

The following is a sensitivity analysis of the foreign exchange position with an effect on the consolidated statement of income:

Currency rate sensibility	Change in currency rates	2023	2022
	%	S/000	S/000

Depreciation -
Soles in relation to U.S. Dollar	5	10,962	2,989
Soles in relation to U.S. Dollar	10	20,928	5,707

Appreciation -
Soles in relation to U.S. Dollar	5	(12,116)	(3,304)
Soles in relation to U.S. Dollar	10	(25,579)	(6,975)

The following is the sensitivity analysis of the foreign exchange position with effect in other comprehensive income, being the main currencies of exposure: U.S. Dollar, Boliviano, Colombian Peso and Chilean Peso. This analysis is shown as of December 31, 2023 and 2022:

Currency rate sensibility	Change in currency rates	2023	2022
	%	S/000	S/000

Depreciation -
Soles in relation to U.S. Dollar	5	43,377	37,382
Soles in relation to U.S. Dollar	10	82,812	71,366

Appreciation -
Soles in relation to U.S. Dollar	5	(47,944)	(41,317)
Soles in relation to U.S. Dollar	10	(101,214)	(87,226)

Currency rate sensibility	Change in currency rates	2023	2022
	%	S/000	S/000

Depreciation -
Soles in relation to Peso Boliviano	5	40,969	45,462
Soles in relation to Peso Boliviano	10	78,214	86,791

Appreciation -
Soles in relation to Peso Boliviano	5	(45,282)	(50,247)
Soles in relation to Peso Boliviano	10	(95,595)	(106,078)

Currency rate sensibility	Change in currency rates	2023	2022
	%	S/000	S/000

Depreciation -
Soles in relation to Peso Colombiano	5	45,804	26,984
Soles in relation to Peso Colombiano	10	87,444	51,515

Appreciation -
Soles in relation to Peso Colombiano	5	(50,626)	(29,825)
Soles in relation to Peso Colombiano	10	(106,876)	(62,963)

Currency rate sensibility	Change in currency rates	2023	2022
	%	S/000	S/000

Depreciation -
Soles in relation to Peso Chileno	5	18,136	16,571
Soles in relation to Peso Chileno	10	34,624	31,636

Appreciation -
Soles in relation to Peso Chileno	5	(20,046)	(18,316)
Soles in relation to Peso Chileno	10	(42,318)	(38,667)

30.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its short-term payment obligations associated with its financial liabilities when they fall due and to replace funds when they are withdrawn. In this sense, the company that is facing a liquidity crisis would be failing to comply with the obligations to pay depositors and with commitments to lend or satisfy other operational cash needs.

The Group is exposed to daily cash requirements, interbank deposits, current accounts, time deposits, use of loans, guarantees and other requirements. The Management of the Group’s subsidiaries establishes limits for the minimum funds amount available to cover such cash withdrawals and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand. Sources of liquidity are regularly reviewed by the corresponding risk teams to maintain a wide diversification by currency, geography, type of funding, provider, producer and term.

The procedure to control the mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. It is unusual for banks to be completely matched, as transacted business is often based on uncertain terms and of different types. An unmatched position potentially enhances profitability, but also increases liquidity risk, which generates exposure to potential losses.

Maturities of assets and liabilities and the ability to replace them, at an acceptable cost are important factors in assessing the liquidity of the Group.

A mismatch, in maturity of long-term illiquid assets against short-term liabilities, exposes the consolidated statement of financial position to risks related both to rollover and to interest rates. If liquid assets do not cover maturing debts, a consolidated statement of financial position is vulnerable to a rollover risk. Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt cost. The contractual-maturity gap report is useful in showing liquidity characteristics.

Corporate policies have been implemented for liquidity risk management by the Group. These policies are consistent with the particular characteristics of each operating segment in which each of the Group companies operate. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed.

Commercial banking and Microfinance:

Liquidity risk exposure in BCP Perú, BCP Bolivia, Mibanco and Mibanco Colombia is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to guarantee that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario and works as a minimum compliance mechanism that supplements the RCLI. The core limits of these indicators are 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Insurances and Pensions:

Insurances: Liquidity risk management in Pacífico Grupo Asegurador follows a particular approach given the nature of the business. For annually renewable businesses, mainly general insurance, the emphasis of liquidity is focused on the quick availability of resources in the event of a systemic event (e.g. earthquake); for this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

For long-term businesses such as Pacífico Seguros, given the nature of the products offered and the contractual relationship with customers (the liquidity risk is not material); the emphasis is on maintaining sufficient flow of assets and matching their maturities with maturities of obligations (mathematical technical reserves); for this purpose there are indicators that measure the asset/liability sufficiency and adequacy as well as calculations or economic capital subject to interest rate risk, this last under the methodology of Credicorp.

Pensions: Liquidity risk management in AFP Prima is carried out in a differentiated manner between the fund administrator and the funds being managed. Liquidity management regarding the fund administrator is focused on hedge meeting periodic operating expense needs, which are supported with the collection of commissions. The fund administering entity does not record unexpected outflows of liquidity.

Investment banking:

Liquidity risk in the Grupo Credicorp Capital principally affects the security brokerage. In managing this risk, limits of use of liquidity have been established as well as mismatching by dealing desk; follow-up on liquidity is performed on a daily basis for a short-term horizon covering the coming settlements. If short-term unmatched maturities are identified, repos are used. On the other hand, structural liquidity risk of Credicorp Capital is not significant given the low levels of debt, which is monitored regularly using financial planning tools.

In the case of Atlantic Security Bank, the risk liquidity management performs through indicators such as Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym) with the core limits of 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Companies perform a liquidity risk management using the liquidity Gap or contractual maturity Gap.

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	2023						2022
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/000

Financial assets	38,552,719	26,270,643	60,976,000	92,329,896	47,960,945	266,090,203	51,659,698	29,779,019	55,988,081	81,860,492	45,784,016	265,071,306

Financial liabilities by type -
Deposits and obligations	42,289,107	18,369,890	26,491,876	55,511,772	9,275,728	151,938,373	37,822,104	13,802,039	25,833,124	64,047,112	8,546,334	150,050,713
Payables from reverse purchase agreements and security lendings and due to banks and correspondents	6,048,623	2,581,452	5,994,505	5,749,977	3,901,739	24,276,296	4,359,993	2,368,114	6,525,912	7,913,422	10,387,277	31,554,718
Financial liabilities designated at fair value through profit or loss	641,915	—	—	—	—	641,915	191,010	—	—	—	—	191,010
Bonds and notes issued	214,609	188,158	5,624,264	7,492,224	579,266	14,098,521	217,504	171,471	3,357,173	13,402,553	374,935	17,523,636
Lease liabilities	30,710	33,118	89,984	256,960	102,344	513,116	32,390	35,637	105,931	314,714	129,445	618,117
Other liabilities	3,646,610	358,303	241,182	8,484	1,636,332	5,890,911	3,885,942	217,108	249,763	7,654	1,649,079	6,009,546
Total liabilities	52,871,574	21,530,921	38,441,811	69,019,417	15,495,409	197,359,132	46,508,943	16,594,369	36,071,903	85,685,455	21,087,070	205,947,740

Derivative financial liabilities -
Contractual amounts receivable (Inflows)	961,788	1,059,625	3,153,643	1,394,394	30,653	6,600,103	1,451,819	1,931,304	972,276	876,270	384,857	5,616,526
Contractual amounts payable (outflows)	939,961	1,053,036	3,185,326	1,329,268	28,899	6,536,490	1,454,360	1,932,240	977,394	840,215	334,500	5,538,709
Total liabilities	21,827	6,589	(31,683)	65,126	1,754	63,613	(2,541)	(936)	(5,118)	36,055	50,357	77,817

30.4	Non-financial risk -

A non-financial risk (NFR) is a broad term that is generally defined by exclusion; that is, any risk other than traditional financial market, credit and liquidity risks. RNFs may have substantial negative strategic, commercial, economic and/or reputational implications. RNF includes operational risks defined in Basel’s seven types of operational risk events, but also other important risks such as technology, cyber, conduct, model, compliance, strategic and third-party risk.

Non-Financial Risk management has become more challenging due to the added complexity of rapid changes in technology, extensive process automation, greater reliance on systems rather than people, as well as transformational processes such as business agility. These changes in the way financial institutions do business have led to new risk exposures, whether in the form of attacks affecting the Group service, data theft or online fraud.

30.5	Operational risk –

Operational risk is the possibility of the occurrence of losses arising from inadequate processes, human error, failure of information technology, relations with third parties or external events. Operational risks can, lead to financial losses and have legal or regulatory compliance consequences but exclude strategic or reputational risk (except for the companies under Colombian regulations, where reputational risk is included in operational risk).

Operational risks are grouped into internal fraud, external fraud, labor relations and job security, relations with customers, business products and practices, damages to material assets, business and systems interruption, and failures in process execution, delivery and management of processes.

One of the Group’s pillars is to develop an efficient risk culture, and to achieve this, it records operational risks and their respective process controls. The risk map permits their monitoring, prioritization and proposed treatment according to established governance. Likewise carries out an active cybersecurity and fraud prevention management, aligned with the best international practices.

The business continuity management system enables the establishing, implementing, operating, monitoring, reviewing, maintaining and improving of business continuity based on best practices and regulatory requirements. The Group implements recovery strategies for the resources that support important products and services of the organization, which will be periodically tested to measure the effectiveness of the strategy.

In the management of operational risk, cybersecurity, fraud prevention and business continuity, corporate guidelines are used, and methodologies and best practices are shared among the Group’s companies.

Finally, it is incorporated as a mechanism of recovery in front of the materialization of operational risks, the management of the Transfer of Non-Financial Risks, mainly through Insurance Policies contracted individually or corporately in the local and international market, which cover losses due to fraud, civil and professional liability, cyber risks, damage to physical assets, among others. The insurance design is in accordance with the Group’s main operating risks, the coverage needs of key areas and the organization’s risk appetite, constantly seeking efficiencies in the cost of policies, working together with the insurers that make up the Group and the most important insurance/reinsurance brokers in the international market.

30.6	Cybersecurity -

Credicorp focuses its efforts on the most cost-efficient strategies to reduce the exposure to cybersecurity risk; thus, meeting the Group’s risk appetite. To achieve this, different levels of controls adapted to the different areas and companies potentially exposed are applied. Therefore, it maintains a significant investment program, which allows it to have the necessary technologies and processes to keep the Group’s operations and assets secure.

As part of the Cybersecurity Government, the Group has the CISO Credicorp and a corporate team whose objective is to ensure the deployment and compliance of the Cybersecurity strategy in all companies. The corporate appetite has been defined, which is reviewed annually, and the Strategy and Plan has been established at the corporate level, defining implementation priorities and improvements in accordance with the different realities of the companies. These lines of work include the Cybersecurity Strategy, which is constantly reviewed considering the global scenario, the risk profile, standards, frameworks and regulations, in order to guarantee business continuity, resilience and data privacy, as well as the adoption of the robust cybersecurity framework that allows the adaptation of cybersecurity controls for each of the Group’s companies, adequate management and remediation of vulnerabilities in an early and timely manner.

There is an awareness program, constant training of employees to generate a culture of cybersecurity awareness in all Group companies and cybersecurity indicators, which ensure alignment between the operations and business strategy of the Group’s companies.

Third-party governance allows us to ensure adherence and compliance with the Group’s policies, as well as the implementation of security technologies, to comprehensively secure all business processes.

Finally, the management of information security of information assets is carried out through a systemic process, documented and known by the entire organization under the best practices and regulatory requirements. Guidelines are designed and developed based on policies and procedures to ensure availability, privacy and integrity strategies.

30.7	Corporate Security and Cybercrime -

As part of the management of non-financial risks, the Corporate Security & Cyber Crime Area is responsible for detecting and responding to fraud and security incidents.

These tasks are carried out through specialized teams of investigations, cybercrime, forensic computing, internal fraud risk assessment, inspections, physical and electronic security, disaster risk management and strategic intelligence activities, which allow the safety of collaborators to be safeguarded, clients, suppliers and assets of the Group; as well as strengthening the organization’s resilience and rapid response capacity.

To this end, the designed strategy includes the use of cutting-edge technological tools in video surveillance, digital video surveillance and advanced risk profile analysis models, among other fronts. Likewise, there is highly specialized and trained talent on these fronts that allows the appropriate use of artificial intelligence, electronics, advanced analytics and cyber forensics, achieving high standards of efficiency and effectiveness in management.

Finally, The Group contributes to the security of the Financial System through union activities that it develops at the local level in the Association of Banks of Peru (ASBANC) and at the Latin American level in the Committee of Security Experts of the Latin American Federation of Banks (FELABAN).

30.8	Model Risk -

The Group uses models for different purposes such as credit admission, capital calculation, behavior, provisions, market risk, liquidity, among others.

Model risk is defined as the probability of loss resulting from decisions (credit, market, among others) based on the use of poorly designed and/or poorly implemented models. The sources that generate this risk are mainly: deficiencies in data, errors in the model (from design to implementation), use of the model.

The management of model risk is proportional to the importance of each model. In this sense, a concept of “tiering” (measurement system that orders the models depending to the importance according to the impact on the business) is defined as the main attribute to synthesize the level of importance or relevance of a model, from which is determined the intensity of the model risk management processes to be followed.

Model risk management is structured around a set of processes known as the life cycle of the model. The definition of phases of the life cycle of the model in the Group is detailed below: Identification, Planning, Development, Internal Validation, Approval, Implementation and use, and Monitoring and control.

30.9	Risk of the insurance activity -

The main risk the Group faces under insurance contracts is that the real cost of claims and payments or the timing of them, differ from expectations. This is influenced by the frequency of claims, the severity of the claims, the real benefits paid and the subsequent development of long-term claims.

Risk exposure is mitigated by diversification through a large portfolio of insurance contracts and by having different lines of business. Risks are also mitigated by careful selection and implementation of strategic underwriting guidelines, as well as the use of reinsurance agreements. Reinsurance underwriting is diversified in such a way that the Group is not dependent on any particular reinsurer; likewise, the Group’s operations are not dependent on any particular reinsurance contract.

Life insurance contracts –

The main risks that the Group is exposed to are mortality, morbidity, longevity, investment yield and flow, losses arising from policies due to the expense incurred being different than expected, and the policyholder decision; all of which, do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The Group’s underwriting strategy is designed to ensure that risks are well diversified in terms of type of risk and level of insured benefits. This is achieved through diversification across insurable risks, the use of medical screening in order to ensure that pricing takes account of current health conditions and family medical history, regular review of actual claims experience and product pricing, as well as detailed claims handling procedures. Underwriting limits are in place to enforce appropriate risk selection criteria. For example, the Group has the right not to renew individual policies, it can impose deductibles and it has the right to reject the payment of fraudulent claims.

For contracts where death or disability is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in more claims than expected.

For retirement, survival and disability annuities contracts, the most significant factor is continuing improvement in medical science and social conditions that increase longevity.

Non-life insurance contracts (general insurance and healthcare) –

The Group mainly issues the following types of non-life general insurance contracts: automobile, technical branches, business and healthcare insurances. Healthcare contracts provide medical expense cover to policyholders. Risks under non-life insurance policies usually cover 12 months.

For general insurance contracts the most significant risks arise from climate changes, natural disasters and other type of damages. For healthcare contracts the most significant risks arise from lifestyle changes, epidemics and medical science and technology improvements.

The above risk exposures are mitigated by diversification across a large portfolio of insurance contracts and by having different lines of business. The sensitivity of risk is improved by careful selection and implementation of underwriting strategies of insurance contracts, which are designed to ensure that risks are diversified in terms of type of risks and level of insured benefits. This is achieved, in various cases, through diversification across industry sectors and geographic location.

Furthermore, strict claim review policies to assess all new and ongoing claims and in process of settlement, regular detailed review of claims handling procedures and frequent investigation of possible fraudulent claims are all policies and procedures put in place to reduce the Group’s risk exposure. Insurance contracts also entitle the Group to pursue third parties for payment of some or all costs. Also, the Group actively manages and promptly pursues claims, in order to reduce its exposure to unpredictable future developments that can negatively impact the Group.

The Group has also limited its exposure by imposing maximum claim amounts on certain contracts as well as the use of reinsurance arrangements in order to limit its exposure to catastrophic events.

Evolution of accidents

The following table shows the estimates of accumulated claims incurred as of December 31, 2023:

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Gross estimates of the undiscounted amount of the claims:
At the end of the claim year	1,397,461	963,490	1,039,516	1,628,377	1,154,065	1,450,470	1,538,564	2,000,372	1,687,397	1,724,774	14,584,486
1 year later	1,027	3,453	3,475	1,693	6,872	9,523	38,655	137,774	317,513	614,260	1,134,245
2 years later	129	577	3,441	4,265	8,398	5,701	13,276	71,537	197,750	191,387	496,461
3 years later	—	53	505	3,902	4,665	2,263	5,093	22,757	89,213	99,775	228,226
4 years later	—	—	81	278	3,148	4,684	2,712	7,511	24,184	44,274	86,872
5 years later	—	—	—	28	262	4,008	5,379	2,762	7,492	15,491	35,422
6 years later	—	—	—	—	40	438	4,331	7,395	2,405	4,663	19,272
7 years later	—	—	—	—	—	93	358	5,953	6,962	6,197	19,563
8 years later	—	—	—	—	—	—	42	66	4,639	9,695	14,442
9 years later	—	—	—	—	—	—	—	29	356	1,648	2,033
Accumulated gross claims and other directly attributable expenses paid for the year of occurrence.	1,398,617	967,573	1,047,018	1,638,543	1,177,450	1,477,180	1,608,410	2,256,156	2,337,911	2,712,164	16,621,022
Liabilities / Gross Obligations accumulated by claims	3,672	6,335	8,955	13,396	30,289	34,361	81,747	321,842	839,516	1,421,449	2,761,562
Discount event	(527)	(775)	(1,207)	(1,687)	(2,890)	(3,597)	(7,361)	(27,666)	(64,783)	(83,109)	(193,602)
Effect of Risk Adjustment for non-financial risk	—	—	—	—	—	—	—	—	—	21,590	21,590
Gross LIC of the Temporary Regime and Definitive Regime	3,145	5,560	7,748	11,709	27,399	30,764	74,386	294,176	774,733	1,359,929	2,589,549
Gross provision for incurred claims.	6,290	11,120	15,496	23,418	54,798	61,528	148,772	588,352	1,549,466	2,719,859	5,179,099

The following table shows the estimates of accumulated claims incurred as of December 31, 2022:

	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Gross estimates of the undiscounted amount of the claims:
At the end of the claim year	1,141,142	800,436	998,136	1,073,982	1,698,250	1,193,707	1,433,243	1,538,374	1,828,421	2,034,760	13,740,451
1 year later	—	2,967	2,876	1,752	6,463	7,683	24,014	88,496	203,932	334,135	672,318
2 years later	—	—	2,797	3,113	8,586	4,570	14,697	63,339	168,287	186,582	451,971
3 years later	—	—	—	2,578	4,092	2,842	4,127	29,408	94,517	77,225	214,789
4 years later	—	—	—	—	3,178	3,085	2,408	6,004	44,507	41,660	100,842
5 years later	—	—	—	—	—	3,207	3,298	3,340	9,036	19,976	38,857
6 years later	—	—	—	—	—	—	2,041	4,258	4,259	9,282	19,840
7 years later	—	—	—	—	—	—	—	1,888	5,650	2,918	10,456
8 years later	—	—	—	—	—	—	—	—	2,022	6,941	8,963
9 years later	—	—	—	—	—	—	—	—	—	6,312	6,312
Accumulated gross claims and other directly attributable expenses paid for the year of occurrence.	1,141,142	803,403	1,003,809	1,081,425	1,720,569	1,215,094	1,483,828	1,735,107	2,360,631	2,719,791	15,264,799
Liabilities / Gross Obligations accumulated by claims	2,043	6,503	6,723	10,070	31,556	27,675	77,292	244,120	675,107	1,485,336	2,566,425
Discount event	(293)	(580)	(740)	(1,101)	(2,256)	(2,051)	(6,629)	(19,828)	(49,865)	(90,322)	(173,665)
Effect of Risk Adjustment for non-financial risk	—	—	—	—	—	—	—	—	—	13,478	13,478
Gross LIC of the Temporary Regime and Definitive Regime	—	—	—	—	—	—	—	—	—	—	—
Gross provision for incurred claims.	1,750	5,923	5,983	8,969	29,300	25,624	70,663	224,292	625,242	1,408,492	2,406,238

30.10	Capital management -

The Group maintains an actively managed capital base to cover risks inherent in its business. The adequacy of the Group’s capital is monitored using, among other measures, the rules and ratios established by the SBS, the supervising authority of its major subsidiaries and for consolidation purposes. Furthermore, capital management responds to market expectations in relation to the solvency of the Group and to support the growth of the businesses considered in the strategic planning. In this way, the capital maintained by the Group enables it to assume unexpected losses in normal conditions and conditions of severe stress.

The Group’s objectives when managing capital are: (i) to comply with the capital requirements set by the regulators of the markets where the entities within the Group operate; (ii) to safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders; and (iii) to maintain a strong capital base to support the development of its business, in line with the limits and tolerances established in the declaration of Risk Appetite.

As of December 31, 2023, and 2022, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately S/33,452.6 million and S/31,754.6 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/7,731.9 million the minimum regulatory capital required as of December 31, 2023 (approximately S/8,156.9 million as of December 31, 2022).

30.11	Fair values -

a)	Financial instruments recorded at fair value and fair value hierarchy–

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statement of financial position:

			2023				2022
	Note		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
			S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets Derivative financial instruments:
Currency swaps			—	230,818	—	230,818	—	410,439	—	410,439
Interest rate swaps			—	384,238	—	384,238	—	467,140	—	467,140
Foreign currency forwards			—	334,562	—	334,562	—	500,348	—	500,348
Cross currency swaps			—	35,754	—	35,754	—	98,656	—	98,656
Foreign exchange options			—	1,104	—	1,104	—	1,349	—	1,349
Futures			—	1,187	—	1,187	—	794	—	794
	12	(c)	—	987,663	—	987,663	—	1,478,726	—	1,478,726

Investments at fair value through profit of loss	6	(a)	2,983,312	919,499	1,079,850	4,982,661	2,619,090	608,714	971,530	4,199,334
Financial assets at fair value through profit of loss			810,582	350	—	810,932	768,187	614	—	768,801

Investments at fair value through other comprehensive income:
Debt Instruments
Corporate bonds			6,176,329	7,139,979	68,842	13,385,150	6,103,452	6,874,613	—	12,978,065
Government treasury bonds			9,722,319	867,883	—	10,590,202	7,917,699	768,441	—	8,686,140
Certificates of deposit BCRP			—	10,935,253	—	10,935,253	—	7,019,479	—	7,019,479
Negotiable certificates of deposit			—	482,047	—	482,047	—	607,218	—	607,218
Securitization instruments			—	683,930	—	683,930	—	673,836	—	673,836
Subordinated bonds			71,590	209,349	—	280,939	176,712	186,714	—	363,426
Other instruments			—	297,220	54,397	351,617	—	121,642	—	121,642
Equity instruments			147,681	173,253	13,868	334,802	159,240	160,738	16,377	336,355
	6	(b)	16,117,919	20,788,914	137,107	37,043,940	14,357,103	16,412,681	16,377	30,786,161

Total financial assets			19,911,813	22,696,426	1,216,957	43,825,196	17,744,380	18,500,735	987,907	37,233,022

Financial liabilities Derivatives financial instruments:
Currency swaps			—	429,365	—	429,365	—	749,420	—	749,420
Foreign currency forwards			—	205,341	—	205,341	—	288,857	—	288,857
Interest rate swaps			—	205,112	—	205,112	—	278,385	—	278,385
Cross currency swaps			—	46,561	—	46,561	—	24,385	—	24,385
Foreign exchange options			—	4,002	—	4,002	—	3,168	—	3,168
Futures			—	1,618	—	1,618	—	1,450	—	1,450
	12	(c)	—	891,999	—	891,999	—	1,345,665	—	1,345,665
Financial liabilities at fair value through profit or loss			—	641,915	—	641,915	—	191,010	—	191,010

Total financial liabilities			—	1,533,914	—	1,533,914	—	1,536,675	—	1,536,675

Financial instruments included in the Level 1 category are those that are measured on the basis of quotations obtained in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Financial instruments included in the Level 2 category are those that are measured on the basis of observable market factors. This category includes instruments valued using: quoted prices for similar instruments, either in active or less active markets and other valuation techniques (models) where all significant inputs are directly or indirectly observable based on market data.

Following is a description of how fair value is determined for the main Group’s financial instruments where valuation techniques were used with inputs based on market data which incorporate Credicorp’s estimates on the assumptions that market participants would use for measuring these financial instruments:

-	Valuation of derivative financial instruments -

Interest rate swaps, currency swaps and forward exchange contracts are measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, spot exchange rates, forward rates and interest rate curves. Options are valued using well-known, widely accepted valuation models.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to include the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

As of December 31, 2023, the balance of receivables and payables corresponding to derivatives amounted to S/987.7 million and S/892.0 million respectively, See Note 12(c), generating DVA and CVA adjustments for approximately S/3.2 million and S/6.9 million respectively. The net impact of both items in the consolidated statement of income amounted to S/4.0 million of loss. As of December 31, 2022, the balance of receivables and payables corresponding to derivatives amounted to S/1,478.7 million and S/1,345.7 million, respectively, See Note 12(c), generating DVA and CVA adjustments for approximately S/7.5 million and S/11.2 million, respectively. Also, the net impact of both items in the consolidated statement of income amounted to S/6.0 million of loss.

-	Valuation of debt securities classified in the category “at fair value through other comprehensive income” and included in level 2 -

Valuation of certificates of deposit BCRP, corporate, leasing, subordinated bonds and Government treasury bonds are measured by calculating their Net Present Values (NPV) through discounted cash flows, using appropriate and relevant zero coupon rate curves to discount cash flows in the respective currency and considering observable current market transactions.

Certificates of deposit BCRP (CD BCRP) are securities issued at a discount in order to regulate the liquidity of the financial system. They are placed mainly through public auction or direct placement, are freely negotiable by their holders in the Peruvian secondary market and may be used as collateral in Repurchase Agreement Transactions of Securities with the BCRP.

Other debt instruments are measured using valuation techniques based on assumptions supported by prices from observable current market transactions, obtained via pricing services. Nevertheless, when prices have not been determined in an active market, fair values are based on broker quotes and assets that are valued using models whereby the majority of assumptions are market observable.

-	Valuation of financial instruments included in level 3 -

These are measured using valuation techniques (internal models), based on assumptions that are not supported by transaction prices observable in the market for the same instrument, nor based on available market data.

As of December 31, 2023 and 2022, the net unrealized loss of Level 3 financial instruments amounted to S/3.4 million and S/0.1 million, respectively. During 2023 and 2022, changes in the carrying amount of Level 3 financial instruments have not been significant since there were no purchases, issuances, settlements or any other significant movements or transfers from level 3 to Level 1 or Level 2 or vice versa.

b)	Financial instruments not measured at fair value -

We present below the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statement of financial position by level of the fair value hierarchy:

	2023					2022
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	−	33,930,948	−	33,930,948	33,930,948	−	34,183,840	−	34,183,840	34,183,840
Cash collateral, reverse repurchase agreements and securities borrowing	−	1,410,647	−	1,410,647	1,410,647	−	1,101,856	−	1,101,856	1,101,856
Investments at amortized cost	9,338,213	362,100	−	9,700,313	10,188,927	8,849,683	292,335	−	9,142,018	10,445,729
Loans, net	−	136,698,135	−	136,698,135	136,698,135	−	140,753,972	−	140,753,972	140,753,972
Due from customers on banker’s acceptances	−	412,401	−	412,401	412,401	−	699,678	−	699,678	699,678
Reinsurance contract assets	−	872,046	−	872,046	872,046	−	744,008	−	744,008	744,008
Other assets	−	3,593,296	−	3,593,296	3,593,296	−	1,747,412	−	1,747,412	1,747,412
Total	9,338,213	177,279,573	−	186,617,786	187,106,400	8,849,683	179,523,101	−	188,372,784	189,676,495

Liabilities
Deposits and obligations	−	147,704,994	−	147,704,994	147,704,994	−	147,020,787	−	147,020,787	147,020,787
Payables on repurchase agreements and securities lending	−	10,168,427	−	10,168,427	10,168,427	−	12,966,725	−	12,966,725	12,966,725
Due to Banks and correspondents and other entities	−	12,308,392	−	12,308,392	12,278,681	−	9,012,529	−	9,012,529	8,937,411
Due from customers on banker’s acceptances	−	412,401	−	412,401	412,401	−	699,678	−	699,678	699,678
Lease liabilities	−	512,579	−	512,579	512,579	−	578,074	−	578,074	578,074
Bond and notes issued	−	14,742,600	−	14,742,600	14,594,785	−	16,610,504	−	16,610,504	17,007,194
Insurance contract liability	−	12,318,133	−	12,318,133	12,318,133	−	11,154,008	−	11,154,008	11,154,008
Other liabilities	−	4,586,511	−	4,586,511	4,586,511	−	3,964,203	−	3,964,203	3,964,203
Total	−	202,754,037	−	202,754,037	202,576,511	−	202,006,508	−	202,006,508	202,328,080

The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)	Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the incurred losses of these loans. As of December 31, 2023 and 2022, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)	Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or have a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

(iii)	Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

30.12	Fiduciary activities, management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes allocations and purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in a fiduciary capacity are not included in these consolidated financial statements. These services give rise to the risk that the Group will be accused of mismanagement or under-performance.

As of December 31, 2023 and 2022, the value of the net assets under administration off the balance sheet (in millions of soles) is as follows:

	2023	2022

Investment funds and mutual funds	55,773	69,264
Pension funds	36,867	30,596
Equity managed	35,016	35,062
Bank trusts	3,949	4,269
Total	131,605	139,191

31	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies

i)	Madoff Trustee Litigation -

In September 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS) and the substantively consolidated estate of Bernard L. Madoff (the Madoff Trustee) filed a complaint (the Madoff Complaint) against Credicorp’s subsidiary ASB (now ASB Bank Corp.) in the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). The Madoff Complaint seeks recovery of approximately US$120.0 million in principal amount, which is alleged to be equal to the amount of redemptions between the end of 2004 and the beginning of 2005 of ASB-managed Atlantic U.S. Blue Chip Fund assets invested in Fairfield Sentry Limited (Fairfield Sentry), together with fees, costs, interest and expenses. The Madoff Complaint seeks the recovery of these redemptions from ASB Bank Corp. as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry, which Fairfield Sentry in turn subsequently transferred to ASB Bank Corp. The Madoff Trustee has filed similar “claw back” actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities, which, in turn, invested in and redeemed funds from BLMIS.

There has been significant briefing on issues related to these Madoff Trustee actions, and these cases have been pending for many years. In November 2016, the Bankruptcy Court issued a Memorandum Decision Regarding Claims to Recover Foreign Subsequent Transfers (the Memorandum Decision) holding that the recovery of certain subsequent foreign transfers is barred under the doctrine of comity and/or extraterritoriality, and dismissed the claims brought by the Madoff Trustee against a number of parties, including ASB Bank Corp. In March 2017, the Madoff Trustee filed an appeal (the Appeal) of the Memorandum Decision to the United States Court of Appeals for the Second Circuit, which reversed the Dismissal Order and remanded the matter to the Bankruptcy Court (the Second Circuit Opinion). In April 2019, the defendant-appellees, including ASB Bank Corp., filed, and the Second Circuit granted, a motion to stay the issuance of the mandate pending the filing of a petition for a writ of certiorari in the United States Supreme Court. The petition for a writ of certiorari was filed in the United States Supreme Court in August 2019. On or about June 1,2020, the United States Supreme Court denied the petition for a writ of certiorari. Following the denial of the petition for writ of certiorari, the judgment for dismissal by the Bankruptcy Court was vacated and the matter was remanded back to the Bankruptcy Court. The case now remains pending in the Bankruptcy Court. On March 25,2022, ASB Bank Corp. filed a Motion to Dismiss the Complaint. On May 24, 2022, the Madoff Trustee filed its opposition to the Motion to Dismiss. On July 14, 2022, ASB Bank Corp. filed its reply memorandum of law in further support of its Motion to Dismiss. On November 18, 2022, the Bankruptcy Court denied the Motion to Dismiss presented by ASB Bank Corp and give to ASB Bank Corp until February 1, 20223 to file an answer to the Complaint. ASB Bank Corp submitted its response to the complaint within the established period.

ii)	Fairfield Litigation -

In April 2012, Fairfield Sentry (In Liquidation) and its representative, Kenneth Krys (the Fairfield Liquidator), filed a complaint (the Fairfield Complaint) against ASB (now ASB Bank Corp.) in the Bankruptcy Court (the Fairfield v. ASB Adversary Proceeding). The Fairfield Complaint seeks to recover US$115.2 million in principal amount from ASB Bank Corp., representing the amount of ASB’s Bank Corp. redemptions of certain investments in Fairfield Sentry, together with fees, costs, interest and expenses. These are essentially the same funds that the Madoff Trustee seeks to recover in the Madoff Trustee litigation as described above. After the Fairfield Complaint was filed, the Bankruptcy Court procedurally consolidated the Fairfield vs. ASB Adversary Proceeding with other adversary actions brought by the Fairfield Liquidator against former investors in Fairfield Sentry.

Similar to the Madoff Trustee litigation described above, the Fairfield v. ASB Adversary Proceeding and related adversary actions have been pending for many years. In October 2016, the Fairfield Liquidator filed a Motion for Leave to Amend (the Motion for Leave) various complaints, including the Fairfield Complaint. Certain defendants, including ASB Bank Corp., filed a motion to dismiss (the Motion to Dismiss) and a consolidated memorandum of law (i) in opposition to the Motion for Leave and (ii) in support of the Motion to Dismiss. In December 2018, the Bankruptcy Court entered a memorandum decision granting in part and denying in part the Motion to Dismiss and the Motion for Leave (the Memorandum Decision). In March 2019, the Fairfield Liquidator submitted a form of a stipulated order dismissing the adversary proceeding against ASB Bank Corp. (the Dismissal Order), as directed by the Bankruptcy Court, but filed notices of appeal, including of the dismissal of the claims asserted against ASB Bank Corp. and other defendants, in May 2019. The appeal remains pending.

Through a Significant Event dated January 30, 2024, Credicorp Ltd. has informed the market that the litigation i) and ii) mentioned above, pending against ASB Bank Corp. before the District Bankruptcy Court, have been totally and definitively resolved. South of New York City, USA (Bankruptcy Court). On January 30, 2024, (i) the Madoff Trustee and ASB Bank Corp. entered into a settlement and release agreement (the “Madoff Agreement”), and (ii) the Fairfield Liquidator and ASB Bank Corp. simultaneously entered into a settlement and release agreement (the “Fairfield Agreement”), which, without admission of liability, resolves all disputes related to the Madoff Lawsuit and the Fairfield Lawsuit, referred to in sections i) and ii) above, between ASB Bank Corp., the Madoff Trustee and the Fairfield Liquidator. Under the terms of the agreements, after the approval of the Madoff Settlement by the Bankruptcy Court, among other things, ASB Bank Corp. will pay the Madoff Trustee the amount of US$42,750,000.00 (for which ASB Bank Corp. and its affiliates are properly provisioned) and the Madoff Trustee and the Fairfield Liquidator will dismiss the Madoff Claim and the Fairfield Claim, as applicable, definitively and without cost to either party. A copy of the Madoff Agreement has been filed with the Bankruptcy Court and is pending approval by the Bankruptcy Court.

iii)	Government Investigations -

At the end of 2019, the former Chairman and the current Vice Chairman of the Board of Directors of Credicorp, in their respective capacities as Chairman of the Board and as a Director of BCP Stand-alone, were summoned as witnesses by Peruvian prosecutors, along with 26 other Peruvian business leaders, to testify in connection with a judicial investigation that is being carried out regarding contributions made to the electoral campaign of a political party in the 2011 Peruvian presidential elections. The former Chairman informed prosecutors that in 2010 and 2011 Credicorp made donations totaling US$3.65 million to Fuerza 2011 campaign (in total amounts of US$1.7 million in 2010 and US$1.95 million in 2011). These contributions were made in coordination with the General Manager of Credicorp at that time. While the amount of these contributions exceeded the limits then permitted under Peruvian electoral law, the law in place at that time provided no sanction for contributors, and instead only for the recipient of the campaign contribution.

The former Chairman also informed the prosecutors that in 2016, three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico) made donations totaling S/711,000 (approximately US$200,000) to the Peruanos Por el Kambio campaign. These contributions were made in compliance both with Peruvian electoral law and with Credicorp’s own political contributions guidelines, adopted in 2015.

The Peruvian Superintendencia del Mercado de Valores (’SMV’ for its Spanish acronym) has initiated a sanctioning process against Credicorp, for failing to disclose to the market, in due course, the political campaign contributions in the years 2011 and 2016. The SMV also has initiated a sanctioning process against three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico), for failing to disclose to the market, in due course, the political campaign contributions made in connection with the 2016 presidential elections. The SMV notified Credicorp, BCP, Mibanco and Grupo Pacifico with first instance Resolutions on these proceedings. The mentioned Resolutions imposed pecuniary sanctions (fines) on Credicorp and the three subsidiaries as a consequence of these sanctioning processes. Credicorp, BCP, Mibanco and Grupo Pacifico appealed the Resolutions. As the appeals were not resolved within the period provided for by the legal regulations, Credicorp and each of the three subsidiaries proceeded to file contentious-administrative lawsuits against the SMV Resolution (due to negative administrative silence). However, both Credicorp and its three subsidiaries proceeded to pay the fines imposed by the SMV, in compliance with the provisions of Peruvian legislation. To date, the contentious-administrative actions are being processed before the Judiciary.

Credicorp believes that neither the contributions disclosed by our former Chairman and the current Vice Chairman in 2019 nor the related SMV sanctioning processes pose a significant risk of material liability to the Company. Furthermore, Credicorp does not believe that either of the contributions will have material effect on the Company’s business, financial position or profitability, since the fines imposed by the SMV have already been paid.

On November 11, 2021, Credicorp disclosed that its incoming CEO, Mr. Gianfranco Ferrari de las Casas, informed the company that he was notified of a Prosecutor’s Decision issued by the Corporate Supraprovincial Prosecutor’s Office Specialized in Officer Corruption Offenses Special Team - Fourth Court Division (“Fiscalía Supraprovincial Corporativa Especializada en Delitos de Corrupción de Funcionarios Equipo Especial - Cuarto Despacho”, for its name in Spanish). Through such notice, Mr. Ferrari was informed that he has been included in the preparatory investigation carried out against Mr. Yehude Simon M. and an additional sixty-five (65) individuals on the grounds of, in his particular case, alleged primary complicity in the alleged crime against the public administration, aggravated collusion, incompatible negotiation or improper use of position and criminal organization detrimental to the Peruvian State, in connection with the financial advisory services provided by BCP Stand - alone to the Olmos Project. To date Mr. Ferrari is still included in the preparatory investigation. Mr. Ferrari has already filed certain legal defenses in order to be excluded from the investigation.

Credicorp has reviewed the performance of the officers of Banco de Crédito del Perú in relation to the financial advisory services provided by the Bank in connection with the Olmos Project and has concluded that the facts under investigation do not give rise to any liability of Banco de Crédito del Perú or its officers. Credicorp bases this view on the qualified opinion of external consultants specialized in the matter. Therefore, Credicorp considers that the opening of the aforementioned preparatory investigation will not have any impact on the normal operation of the company, nor will it affect the dedication and performance of its officers in undertaking their regular duties.

32	SUBSEQUENT EVENTS

At the beginning of January 2024, the Bank issued bonds for a total of US$800 million with a term of 5 years in the international market. This operation included the issuance of bonds valued at US$500 million and bonds in soles for a total of S/1,150 million with coupon rates of 5.85 percent and 7.85 percent, respectively.

E002-0035

COLEGIO DE
CONTADORES PÚBLICOS
DE LIMA

Constancia de Habilitación

El Decano y el Director Secretario del Colegio de Contadores Públicos de Lima, que suscriben, declaran que, en base a los registros de la institución, se ha verificado que:

TANAKA VALDIVIA & ASOCIADOS SOCIEDAD CIVIL DE RESPONSABILIDAD LIMITADA

N.º MATRICULA: S0761

Se encuentra **HABIL**, para el ejercicio de las funciones profesionales que le faculta la Ley N.º 13253 y su modificación Ley N.º 28951 y conforme al Estatuto y Reglamento Interno de este Colegio; en fe de lo cual y a solicitud de parte, se le extiende la presente constancia para los efectos y usos que estime conveniente.
Esta constancia tiene vigencia hasta el 31 DICIEMBRE 2024.

Lima, 20 DE JULIO 2023.

CPC. RAFAEL ENRIQUE VELASQUEZ SORIANO
DECANO

CPC. DAVID EDUARDO BAUTISTA IZQUIERDO
DIRECTOR SECRETARIO

Partida Registral N° 01796283, Asiento 00014 del Registro de Personas Jurídicas – SUNARP

Av. Gral. Sta. Cruz 708, Jesús María | Informes@ccplima.org.pe | (01) 480 1293 | www.ccplima.org.pe

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EY es la firma líder en servicios de auditoría, consultoría, impuestos, transacciones y finanzas corporativas. La calidad de servicio y conocimientos que aportamos ayudan a brindar confianza en los mercados de capitales y en las economías del mundo. Desarrollamos líderes excepcionales que trabajan en equipo para cumplir nuestro compromiso con nuestros stakeholders. Así, jugamos un rol fundamental en la construcción de un mundo mejor para nuestra gente, nuestros clientes y nuestras comunidades.

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